AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 8, 2003

REGISTRATION STATEMENT NO. 333-108936

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

PRE-EFFECTIVE

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

INCARA, INC.

(Exact name of registrant as specified in its charter)

Delaware	8731	56-1953785
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

P.O. BOX 14287

79 T.W. ALEXANDER DRIVE

4401 RESEARCH COMMONS, SUITE 200

RESEARCH TRIANGLE PARK, NC 27709-4287

919-558-8688

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CLAYTON I. DUNCAN

President And Chief Executive Officer

P.O. Box 14287

79 T.W. Alexander Drive

4401 Research Commons, Suite 200

Research Triangle Park, North Carolina 27709-4287

(919) 558-8688

(Name, address, including zip code, and telephone number, including area code,

of agent for service)

COPIES TO:

ALEXANDER M. DONALDSON, ESQ.

Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

(919) 781-4000

Approximate Date Of Proposed Sale To The Public:

As soon as practicable after the reorganization described in this registration statement becomes effective.

If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Introduction G, check the following box. [            ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [            ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [            ]

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

[Incara Pharmaceuticals Corporation letterhead]

October     , 2003

Dear Incara Pharmaceuticals Stockholder:

Enclosed you will find a notice of a special meeting of the Incara Pharmaceuticals stockholders and a proxy statement-prospectus. The special meeting is being called to ask our common stockholders to approve a reorganization of Incara Pharmaceuticals.

The Board of Directors of Incara Pharmaceuticals has unanimously approved the reorganization because it believes the reorganization is in the best interests of our stockholders. Your vote is extremely important to Incara Pharmaceuticals. If the reorganization is approved, we will be able to move forward with the goal of creating value for Incara Pharmaceuticals’ stockholders from our compounds currently in development. If the reorganization is not approved, it is unlikely that Incara Pharmaceuticals will be able to continue operations, and common stockholders will likely lose all of their investment.

As you are aware, the past several years have been extremely challenging for the biotechnology industry in general and difficult for Incara Pharmaceuticals and other small companies in particular. Incara Pharmaceuticals has encountered disappointments in clinical trials and fundraising. Large pharmaceutical companies, on which our industry has relied for collaborative funding in the past, have seen their research budgets tighten, resulting in less funding available for collaborations with early stage development companies like Incara Pharmaceuticals. In addition, all this has happened in a difficult stock market environment that has restricted access to capital.

At Incara Pharmaceuticals, we have always attempted to be prudent with our resources. Over the past year we have gone to great lengths to conserve funds in order to provide the time necessary to create value in the compounds that have resulted from our research. In January 2003, we instituted spending cuts, including reducing our staff by 16%. In addition, from February through July 2003, our remaining employees agreed to defer payment of 62% of the aggregate of their normal salaries. Despite our conservation efforts, our cash balance at June 30, 2003 was only $21,000. Payments for essential services were put on hold. The stock price dropped to as low as $.03 per share. Incara Pharmaceuticals was close to having to cease operations.

In late July, we initiated a series of transactions that provide Incara Pharmaceuticals the opportunity to become a viable company again. We obtained $3.0 million in secured bridge financing in the form of a convertible promissory note we issued to Goodnow Capital, L.L.C., an entity controlled by Xmark Funds. A portion of this financing allowed us to pay our past due payables and become current. We expect to use the remainder for our operations, including a toxicology study we will begin for one or more of our catalytic antioxidant compounds under development as a treatment for Lou Gehrig’s disease.

In conjunction with the financing from Goodnow Capital, our employees agreed that we could cancel $718,000 in deferred salaries. Previously accrued bonuses of $520,000 also were cancelled.

In September, we entered into another agreement with Goodnow Capital under which we can borrow from Goodnow up to an additional $5.0 million, provided that we complete this reorganization, achieve satisfactory results from the toxicology study and meet the conditions to draw on the $5.0 million.

The reorganization will involve the merger of Incara Pharmaceuticals into one of its subsidiaries. The reorganization will cause, among other things, the conversion of our Series C preferred stock into common stock of the new Incara. This will result in our current stockholders’ deficit of approximately $17.0 million at June 30, 2003 becoming a positive stockholders’ equity on a pro forma basis as of the same date. The details of the reorganization, as well as a current description of our company, are included in the proxy statement-prospectus.

I urge you to study the enclosed proxy statement-prospectus and vote to approve the reorganization. Thank you for your continued support of Incara Pharmaceuticals.

Sincerely,

Clayton I. Duncan

President and Chief Executive Officer

PROXY STATEMENT-PROSPECTUS

FOR THE SPECIAL MEETING OF STOCKHOLDERS

OF INCARA PHARMACEUTICALS CORPORATION

PROPOSED REORGANIZATION

Incara Pharmaceuticals Corporation, a Delaware corporation, is proposing a reorganization. To effect the reorganization, Incara Pharmaceuticals will merge with and into its wholly owned subsidiary, Incara, Inc., a Delaware corporation formerly named Incara Cell Technologies, Inc. Incara Pharmaceuticals and Incara, Inc. have entered into an Agreement and Plan of Merger and Reorganization, dated September 16, 2003. The Board of Directors of Incara Pharmaceuticals has unanimously approved the merger agreement. Under the merger agreement, Incara Pharmaceuticals will merge into Incara, Inc. Incara, Inc. will be the surviving entity and will change its name to “Incara Pharmaceuticals Corporation.”

In the reorganization,

•	each outstanding share of Incara Pharmaceuticals common stock, $0.001 par value per share, will automatically be converted into one share of Incara, Inc. common stock, $0.001 par value per share,

•	each outstanding share of Incara Pharmaceuticals Series B preferred stock, $0.01 par value per share, will automatically be converted into one share of Incara, Inc. Series B preferred stock, $0.01 par value per share, with the same rights and privileges as the Series B preferred stock of Incara Pharmaceuticals,

•	all 12,015 outstanding shares of Incara Pharmaceuticals Series C preferred stock, $0.01 par value per share, plus accreted dividends on the shares, will automatically be converted into shares of common stock, $0.001 par value per share, of Incara, Inc. Assuming the reorganization were completed on October 31, 2003, the 12,015 shares and the accreted dividends would convert into 1,851,310 and 395,893 shares, respectively, and

•	the $3.0 million principal amount of the promissory note issued to Goodnow Capital will be converted into 30,000,000 shares of Incara, Inc. common stock (accrued interest on the promissory note will also be converted into Incara, Inc. common stock at a price of $0.10 per share).

A special meeting of the stockholders of Incara Pharmaceuticals will be held on November     , 2003 at 9:00 a.m., at 79 T.W. Alexander Drive, 4401 Research Commons, Suite 200, Research Triangle Park, North Carolina. At the special meeting, the stockholders of Incara Pharmaceuticals will be asked to approve the merger agreement governing the reorganization.

Incara Pharmaceuticals common stock is traded on the OTC Bulletin Board under the symbol “INCR”. We expect the common stock of Incara, Inc. will be traded on the OTC Bulletin Board under the symbol “INCR” after the reorganization.

Stockholders of Incara Pharmaceuticals do not have statutory appraisal rights as a result of the reorganization.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares of Incara, Inc. common stock or Series B preferred stock to be issued in the reorganization or determined if this proxy statement-prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this proxy statement-prospectus is October     , 2003. It is first being mailed on or about October     , 2003.

INCARA PHARMACEUTICALS CORPORATION

79 T.W. Alexander Drive, 4401 Research Commons, Suite 200

Research Triangle Park, North Carolina 27709

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD NOVEMBER     , 2003

TO THE STOCKHOLDERS OF INCARA PHARMACEUTICALS CORPORATION:

Incara Pharmaceuticals Corporation will hold a special meeting of stockholders at 79 T.W. Alexander Drive, 4401 Research Commons, Suite 200, Research Triangle Park, North Carolina, on Thursday, November     , 2003, at 9:00 a.m., Eastern Standard Time, to vote on:

1.	The Agreement and Plan of Merger and Reorganization dated September 16, 2003 providing for the merger of Incara Pharmaceuticals Corporation with and into Incara, Inc. Incara, Inc. is a Delaware corporation that is wholly owned by Incara Pharmaceuticals. Pursuant to the merger agreement, Incara, Inc. will be the surviving entity in the merger, and Incara Pharmaceuticals’ stockholders will become stockholders of Incara, Inc. as described in this proxy statement-prospectus; and

2.	Any other matters that may properly come before the special meeting or any adjournment or postponement of the special meeting.

Record holders of Incara Pharmaceuticals common stock at the close of business on October 9, 2003 will receive notice of and may vote at the special meeting, including any adjournments or postponements. The merger agreement requires approval by the holders of a majority of the outstanding shares of Incara Pharmaceuticals common stock. Pursuant to the certificate of incorporation of Incara Pharmaceuticals and Delaware corporate law, the holders of Series B and Series C preferred stock of Incara Pharmaceuticals do not have the right to vote on the merger agreement.

Your vote is very important. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed proxy card. If you sign, date and mail your proxy card without indicating how you want to vote, we will vote your proxy in favor of the merger. If you do not return your card or do not attend and vote in favor at the special meeting, the effect will be a vote against the merger.

Your Board of Directors unanimously recommends that you vote for approval of the merger. If the reorganization is approved, we will be able to move forward with the goal of creating value for Incara Pharmaceuticals’ stockholders from our compounds currently in development. If the reorganization is not approved, it is unlikely that Incara Pharmaceuticals will be able to continue operations, and common stockholders will likely lose all of their investment.

By Order of the Board of Directors

Richard W. Reichow

Executive Vice President, Chief Financial Officer,

Treasurer and Secretary

Research Triangle Park, North Carolina

October     , 2003

PLEASE NOTE

No one has been authorized to provide Incara Pharmaceuticals stockholders with any information other than the information included in this document. Stockholders of Incara Pharmaceuticals should not rely on other information as being authorized by Incara Pharmaceuticals or Incara, Inc.

This proxy statement-prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this proxy statement-prospectus, or the solicitation of a proxy, in any jurisdiction, to or from any person to whom it is unlawful to make such offer or solicitation of an offer or proxy solicitation in such jurisdiction.

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WHERE YOU CAN FIND MORE INFORMATION

Incara Pharmaceuticals files, and after the reorganization Incara, Inc. will file, annual, quarterly and current reports, proxy statements, and other information with the Securities and Exchange Commission, or SEC, under the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Section at the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at

1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information about issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

Incara, Inc. filed a registration statement with the SEC under the Securities Act of 1933, as amended, relating to the Incara, Inc. common stock offered to the Incara Pharmaceuticals common stockholders and the Incara, Inc. Series B preferred stock offered to the holders of Incara Pharmaceuticals Series B preferred stock. The registration statement contains additional information about the reorganization, Incara, Inc. and the Incara, Inc. common stock and Series B preferred stock. The SEC allows Incara, Inc. to omit certain information included in the registration statement from this proxy statement-prospectus. The registration statement may be inspected and copied at the SEC’s public reference facilities described above.

You may obtain copies of our SEC filings or copies of exhibits to the registration statement by writing or calling W. Bennett Love, Incara Pharmaceuticals Corporation, P.O. Box 14287, Research Triangle Park, North Carolina 27709, telephone

(919) 558-8688.

SUMMARY

This summary highlights selected information from this proxy statement-prospectus and might not contain all of the information that is important to you. You should carefully read this entire document, including the appendices. This will give you a more complete description of the reorganization we are proposing.

Because Incara, Inc. currently conducts no business and will succeed to the business of Incara Pharmaceuticals in the reorganization, the term “we” and “our” in this proxy statement-prospectus refers to the combined entity after the reorganization.

Business of Incara Pharmaceuticals and Incara, Inc.

Incara Pharmaceuticals is developing new classes of disease modifying antioxidant small molecules, initially targeting neurodegenerative disorders. Oxygen-derived free radicals are a common step in the pathways that lead to a variety of diseases. Our compounds have demonstrated efficacy in tissue culture and animal preclinical models of amyotrophic lateral sclerosis, or ALS, which is also known as Lou Gehrig’s disease, as well as stroke and spinal cord injury. In addition, the role of oxygen-derived free radicals in other neurodegenerative diseases such as Parkinson’s disease and multiple sclerosis has been widely studied and documented. We have also demonstrated efficacy for our catalytic antioxidants in preclinical models of cancer, respiratory diseases and diabetes.

Incara, Inc., a Delaware corporation, is the wholly owned subsidiary of Incara Pharmaceuticals. Incara, Inc. does not currently conduct any business.

The principal executive offices of Incara, Inc. and Incara Pharmaceuticals are 79 T. W. Alexander Drive, 4401 Research Commons, Suite 200, P.O. Box 12287, Research Triangle Park, North Carolina 27709.

Proposed Reorganization

Incara Pharmaceuticals will merge with and into Incara, Inc., with Incara, Inc. being the surviving entity. In the reorganization, the stockholders of Incara Pharmaceuticals immediately prior to the reorganization will become the stockholders of Incara, Inc. Also at the time of the merger, the principal and accrued interest on the $3.0 million secured convertible promissory note issued to Goodnow Capital will convert into common stock of Incara, Inc. at a price of $.10 per share. The liens securing the $3.0 million note will, after the conversion of the note in the reorganization, continue to secure the additional $5.0 million financing from Goodnow Capital. In connection with the reorganization, Incara, Inc. will change its name to “Incara Pharmaceuticals Corporation.”

The merger agreement governs the reorganization and is included in this proxy statement-prospectus as Appendix A.

The following diagrams illustrate the present and proposed corporate structures of Incara Pharmaceuticals and Incara, Inc. before and after the reorganization.

The executive officers and directors of Incara, Inc. immediately following the reorganization will be the same executive officers and directors of Incara Pharmaceuticals immediately prior to the reorganization, except that Goodnow Capital will have the right to appoint up to two directors to the board of directors subject to minimum stock ownership levels.

The certificate of incorporation of Incara, Inc. is identical to that of Incara Pharmaceuticals except:

•	there is no designated Series C preferred stock for Incara, Inc.;

•	the authorized capital stock of Incara, Inc. consists of 350,000,000 shares of common stock and 3,000,000 shares of preferred stock, of which 600,000 shares are designated as Series B preferred stock, whereas Incara Pharmaceuticals Corporation has only 80,000,000 shares of common stock authorized. However, in March 2003, the stockholders of Incara Pharmaceuticals approved increasing the authorized shares of common stock to 350,000,000, but Incara Pharmaceuticals did not effect the increase because it needed to conserve funds and because the reorganization would make the increase unnecessary; and

•	Incara, Inc. has elected not to be governed by the provisions of Section 203 of the Delaware General Corporation Law, which require any person or entity that acquires 15% or more but less than 85% of Incara, Inc.’s voting securities from entering into a business combination with Incara, Inc. for three years after such date unless the board approves the transaction prior to such acquisition or the stockholders approve the transaction by a two thirds majority.

The bylaws of Incara, Inc. are identical to those of Incara Pharmaceuticals.

Share Exchange

In the reorganization, the following share conversions will occur:

•	each share of Incara Pharmaceuticals common stock outstanding immediately prior to the reorganization will be converted into one share of Incara, Inc. common stock;

•	each share of Incara Pharmaceuticals Series B preferred stock outstanding immediately prior to the reorganization will be converted into one share of Series B preferred stock of Incara, Inc., with the same rights and privileges as the Series B preferred stock of Incara Pharmaceuticals; and

•	all 12,015 shares of Incara Pharmaceuticals Series C preferred stock outstanding immediately prior to the reorganization, plus accreted dividends on the shares, will be converted into shares of common stock of Incara, Inc. Assuming the reorganization were completed on October 31, 2003, the 12,015 shares and the accreted dividends would convert into 1,851,310 and 395,893 shares, respectively.

Currently, all of the outstanding shares of Series B and Series C preferred stock are owned by affiliates of Elan Corporation, plc, an Irish pharmaceutical company.

Our Reasons for the Reorganization

The reorganization provides us with the opportunity to pursue the development of our catalytic antioxidant compounds by obtaining additional financing.

Since mid-2000, we have sought equity financing for our operations through a mixture of public offerings and private placements of our common or preferred stock and collaborations with third parties. During this period, the stock market experienced a broad decline. Also during this period, large pharmaceuticals companies reduced their budgets for collaborative development of experimental therapies, which were a prime source for financing for companies such as ours. Although we entered into two collaborations with Elan Corporation, plc in early 2001 and mid-2002, respectively, that provided us with equity as well as debt financing, Elan and we have terminated those endeavors.

We raised approximately $7.0 million through a public offering of our common stock in the summer of 2001, but subsequent attempts to privately sell our stock were unsuccessful. The last capital we raised occurred in May 2002 in our second collaboration with Elan Corporation that we terminated in January 2003.

We have been unable to attract other financing despite our attempts to do so. Without outside funding, we sold our liver cell therapy program in October 2002 because we could not afford to fund the program and to raise capital to continue our operations to pursue our catalytic antioxidant program.

During 2003, we have stretched our financial resources to continue operations. In January 2003 we instituted spending cuts, including reducing our staff by 16%. In addition, from February through July 2003, our remaining employees agreed to defer 62% of their aggregate normal salaries. At June 30, 2003, we only had $21,000 of cash, but owed payables and accrued

-expenses of $2.5 million. We had delayed payment of our current liabilities to their limits and were close to having to cease operations.

On July 28, 2003, Incara, Inc. entered into a secured $3.0 million bridge loan facility with Goodnow Capital, L.L.C., an entity controlled by Xmark Funds. We immediately borrowed $1.5 million under this loan, part of which we used to pay off our past due payables and become current. Since then, we have borrowed an additional $500,000. The remaining amount of the $3.0 million bridge loan should allow us to continue to operate through December 2003 and we expect to draw all of the remaining $1.0 million prior to the effective date of the reorganization. As part of the financing, our employees agreed to the cancellation of $718,000 of deferred salaries. In addition, previously accrued bonuses of $520,000 were cancelled.

On September 16, 2003, Incara, Inc. entered into an agreement with Goodnow Capital under which Goodnow will lend up to an additional $5.0 million, subject to satisfaction of certain conditions, pursuant to a convertible debenture to be issued by Incara, Inc. The reorganization is one of the conditions to receiving the additional $5.0 million financing from Goodnow. The $5.0 million debenture will be convertible into Incara, Inc. common stock at any time at the option of the holder of the debenture, at a price of $0.10 per share.

In connection with the reorganization, the principal amount of the $3.0 million bridge loan from Goodnow will convert into 30,000,000 shares of common stock of Incara, Inc., as will accrued interest on the note, at a price of $0.10 per share. In addition, all outstanding shares of our Series C preferred stock will convert into common stock of Incara, Inc. As a result, our stockholders’ deficit, which was $16,993,000 at June 30, 2003, will be eliminated and Incara, Inc. would have pro forma stockholders’ equity of approximately $302,000 as of the same date. We believe that the resulting improvement should greatly enhance our ability to negotiate additional investments and collaborations. If the reorganization is not approved, it is unlikely that we could attract additional capital, and we likely will have to cease operations and common stockholders would lose all of their investment.

The $3.0 million note is secured by liens on all of our assets. The $5.0 million debenture, when issued, will continue to be secured by those previously granted liens.

Incara Pharmaceuticals’ Board of Directors has unanimously approved the merger agreement and the reorganization because it believes that the reorganization is in the best interests of its common stockholders.

Dilution Resulting in Change in Control

Although the reorganization will help the financial condition of Incara Pharmaceuticals, it will significantly dilute the current stockholders. Assuming the reorganization is completed on October 31, 2003, Goodnow Capital would own approximately 30,523,811 shares, or 64.6% of the common stock of Incara, Inc. outstanding immediately after the reorganization. As a result, Goodnow Capital will be able to significantly influence, if not control, future actions voted on by stockholders. In addition, affiliates of Elan Corporation would own 3,552,203 shares, or 7.5% of the common stock of Incara, Inc. outstanding immediately after the reorganization.

We have agreed to issue to Goodnow Capital a debenture under which we can borrow up to $5.0 million, subject to the completion of the reorganization, completion of a toxicology study on one of our compounds with results satisfactory to Goodnow, and our compliance with closing conditions contained in the purchase agreement for the debenture. The $5.0 million debenture is convertible into 50,000,000 shares of Incara, Inc. common stock at a price of $0.10 per share. The interest on the $5.0 million debenture is also convertible into common stock at a price of $0.10 per share. Goodnow Capital also holds warrants to purchase 50,000,000 shares of the common stock of either Incara, Inc. or Incara Pharmaceuticals with an exercise price of $0.10 per share. In no event may Goodnow receive more than 50,000,000 shares pursuant to conversion of the $5.0 million debenture or exercise of the warrants, plus any additional shares issued upon conversion of the accrued interest, except in connection with anti-dilution adjustments and pursuant to a possible increase in the shares available under the Incara Pharmaceuticals warrant described in the next sentence. Pursuant to the Incara Pharmaceuticals warrant, to the extent that the $3.0 million note is repaid in cash, Goodnow can purchase up to a maximum of 80,000,000 shares of Incara Pharmaceuticals common stock at a purchase price of $0.10 per share.

If Goodnow acquired all 50,000,000 shares either by conversion of all of the debenture or exercise in full of the warrants, as of October 31, 2003, it would own 82.2% of our common stock. However, Goodnow is prohibited from exercising any amount of the warrants or any conversion feature of the debenture that would result in it owning more than 74.99% of our common stock, on an as-converted to common and fully diluted basis. See “PROPOSAL NO. 1 – APPROVAL OF THE REORGANIZATION – Dilution Resulting in Change in Control” on page 20.

Provisions of the Goodnow Capital Financing

As part of the initial $3.0 million financing and the proposed additional financing of up to $5.0 million from Goodnow Capital, we have agreed:

•	to not change our business or operations without Goodnow’s approval,

•	to secure the $3.0 million note and the $5.0 million debenture with liens on all of our assets,

•	to not incur any debt from third parties without Goodnow’s approval;

•	to spend the financing proceeds only in accordance with a budget and development plan agreed to by Goodnow Capital, and

•	to not enter into any arrangement with a party other than Goodnow where we would raise capital through the issuance of our securities other than the raising of up to an aggregate of $20,000,000 through the issuance of shares of our common stock at a price of greater than $0.30 per share and which would represent 25% or less of our then outstanding common stock on an as-converted to common and fully diluted basis. If we agree to or consummate a financing transaction with someone other than Goodnow Capital that exceeds these limitations, we will pay Goodnow a break-up fee of $500,000.

In addition, we have agreed to allow Goodnow to appoint one director to the board of directors of both Incara Pharmaceuticals and Incara, Inc. provided Goodnow owns at least 10% and less than 20% of our outstanding common stock, on an as-converted to common and fully diluted basis. The number of directors increases to two if Goodnow owns more than 20% of our outstanding common stock, calculated on the same basis. We have also agreed to additional restrictions on our operations that are more fully discussed under “PROPOSAL NO.1 – APPROVAL OF THE REORGANIZATION – Provisions of the Goodnow Financing” on page 18.

If the reorganization is not approved and completed by December 24, 2003, we will be in default on the $3.0 million note.

Federal Income Tax Consequences of the Reorganization

Upon consummation of the reorganization, each share of Incara Pharmaceuticals common stock outstanding immediately prior to the reorganization will be converted into the right to receive one share of Incara, Inc. common stock. For federal income tax purposes, the reorganization will be tax-free to Incara Pharmaceuticals, Incara, Inc., and the common stockholders of Incara Pharmaceuticals. Because all of the shares of Series B and Series C preferred stock are held by Elan Corporation affiliates, all of whom are foreign entities, neither Incara Pharmaceuticals nor Incara, Inc. has received or given any opinion or representation on the U. S. federal tax consequences of the reorganization to the holders of the Series B and Series C preferred stock.

No Appraisal Rights in the Reorganization

Incara Pharmaceuticals stockholders do not have statutory appraisal rights in relation to the reorganization.

Special Meeting

This proxy statement-prospectus is being furnished by Incara Pharmaceuticals’ Board of Directors to the common stockholders of Incara Pharmaceuticals for their use to determine how to vote their shares at the special meeting of stockholders to be held on November     , 2003 at 9:00 a.m., Eastern Standard Time, at 79 T.W. Alexander Drive, 4401 Research Commons, Suite 200, Research Triangle Park, North Carolina.

In order for the special meeting to be held, a quorum must be present. A quorum is established when a majority of the shares of Incara Pharmaceuticals common stock entitled to be cast on a matter are represented at the special meeting either in person or by proxy.

Stockholder Vote Required

Assuming that a quorum is present at the special meeting, to approve the merger agreement, stockholders who own a majority of the outstanding shares of Incara Pharmaceuticals common stock must vote for the merger agreement. Pursuant to the certificate of incorporation of Incara Pharmaceuticals and Delaware law, the Series B and Series C preferred stock of Incara Pharmaceuticals do not have voting rights in this matter.

Voting Rights at the Special Meeting

If you owned shares of Incara Pharmaceuticals common stock as of the close of business on October 9, 2003, the record date, you are entitled to vote at the special meeting. On the record date, 14,133,826 shares of Incara Pharmaceuticals common stock were outstanding. You will be entitled to one vote for each share of Incara Pharmaceuticals common stock that was validly issued and outstanding and that you owned on the record date. You may vote either by attending the special meeting and voting your shares or by completing the enclosed proxy card and mailing it to us in the enclosed envelope.

We are seeking your proxy to use at the special meeting. We have prepared this proxy statement-prospectus to assist you in deciding how to vote and whether or not to grant your proxy to us. Please indicate on your proxy card how you want to vote. Then sign, date and mail it to us as soon as possible so that your shares will be represented at the special meeting. If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be counted as a vote to approve the merger agreement. Your broker cannot vote shares held in “street name” for your benefit; only you can. If you do not return your properly completed proxy or provide your broker with instructions on how to vote your shares, your broker will not be permitted to vote them.

How to Revoke a Proxy

If you sign a proxy, you may revoke it at any time before its exercise at the special meeting by giving written notice of the revocation to the Secretary of Incara Pharmaceuticals, submitting a properly executed proxy bearing a later date or attending the special meeting and voting in person.

Solicitation of Proxies by Management of Incara Pharmaceuticals

In addition to solicitation by mail, our officers, directors and employees may, without additional compensation, solicit proxies from our stockholders in person or by telephone. We will pay any expenses of such proxy solicitation.

Recommendation to Stockholders

Incara Pharmaceuticals’ Board of Directors has unanimously approved the merger agreement. The Board of Directors recommends that Incara Pharmaceuticals stockholders vote to approve the merger agreement.

Share Ownership of Management

At August 31, 2003, Incara Pharmaceuticals’ directors and executive officers, their immediate family members and entities they control owned 1,494,593 shares, or approximately 10.6% of the outstanding shares of Incara Pharmaceuticals common stock. This number does not include common stock that the directors and executive officers may acquire through exercising stock options or warrants. These individuals and entities have advised us that they intend to vote their shares in favor of the reorganization.

After the reorganization, assuming it is completed on October 31, 2003, the directors and executive officers, their immediate family members and entities they control would still own 1,494,593 shares, representing approximately 3.2% of the outstanding shares of common stock of Incara, Inc.

As part of the Goodnow financing, Clayton I. Duncan, our President and Chief Executive Officer and the Chairman of our Board of Directors, Richard W. Reichow, our Executive Vice President and Chief Financial Officer, and James D. Crapo, one of the founders of our catalytic antioxidant program, have entered into an agreement to vote all of the 729,170, 423,886 and 791,955 shares, respectively, that each beneficially owns, excluding options and warrants, in favor of the proposed reorganization.

Share Ownership of Goodnow Capital and Elan

At August 31, 2003, Goodnow Capital owned 200 shares of common stock of Incara Pharmaceuticals and also had the right to convert its convertible promissory note, with outstanding principal and interest of $1,514,167, into 15,141,666 shares of common stock, for an aggregate beneficial ownership of 15,141,866 shares, or 51.8% of the shares of Incara Pharmaceuticals that would be outstanding. After the reorganization, assuming it is completed on October 31, 2003, and that we borrow $3.0 million under the Goodnow bridge note and the Goodnow bridge note is converted into common stock, Goodnow Capital would own approximately 30,523,811shares, or 64.6% of the shares, of common stock of Incara, Inc. that would be outstanding.

At August 31, 2003, affiliates of Elan Corporation owned 1,305,000 shares or 9.3% of the outstanding common stock of Incara Pharmaceuticals. At August 31, 2003, affiliates of Elan also owned 12,015 shares of Series C preferred stock, which is all of the Series C preferred stock issued and outstanding. In the reorganization, assuming it is completed on October 31, 2003, the Series C preferred stock, plus accreted dividends of $2,569,347, would convert into 2,247,203 shares of common stock, which, when combined with the 1,305,000 shares of common stock currently owned would equal 3,552,203 shares, or 7.5% of the outstanding common stock of Incara, Inc. immediately after the reorganization.

At August 31, 2003, affiliates of Elan also owned 503,544 shares of Series B preferred stock of Incara Pharmaceuticals, which is all of the Series B preferred stock issued and outstanding, as well as a convertible promissory note that Elan may convert at its option into 16,628 shares of Series B preferred stock (assuming the reorganization were completed on October 31, 2003), and warrants to purchase 22,191 shares of Series B preferred stock of Incara Pharmaceuticals, for a total of 542,363 shares of Series B preferred stock. Each share of Series B preferred stock may be converted into 10 shares of our common stock. If the Series B preferred stock, promissory note and warrants were all converted into common stock of Incara, Inc. on October 31, 2003, the Elan affiliates would own an additional 5,423,630 shares, or an additional 10.3% of the outstanding common stock of Incara, Inc.

Use of Proxies for Other Matters

Properly executed proxies that we receive before the vote at the special meeting that are not revoked will be voted in the proxy holders’ discretion as to any other matter which may come properly before the special meeting.

RISK FACTORS

You should be aware that there are various risks to an investment in our common stock, including those described below. You should carefully consider these risk factors, together with all of the other information included in this proxy statement-prospectus.

If any of the following risks, or other risks not presently known to us or that we currently believe to not be significant, develop into actual events, then our business, financial condition, results of operations or prospects could be materially adversely affected. If that happens, the market price of our common stock could decline, and you might lose all or part of your investment.

Because Incara, Inc. currently conducts no business and will succeed to the business of Incara Pharmaceuticals in the reorganization, the term “we” and “our” in this proxy statement-prospectus refers to the combined entity after the reorganization.

RISKS RELATED TO THE REORGANIZATION

The reorganization will effectively result in a change in control of our company due to the significant dilution of our existing stockholders.

In connection with the proposed reorganization, $3.0 million of convertible debt owned by Goodnow Capital, plus interest, will convert into shares of common stock of Incara, Inc. at a rate of $0.10 per share, or 30,523,611 shares, assuming the reorganization were completed on October 31, 2003 and that we have borrowed the full amount under the note, which would represent 64.6% of the common stock of Incara, Inc. outstanding immediately after the reorganization. As a result, Goodnow Capital will be able to significantly influence, if not control, future actions voted on by stockholders, including, for example, the election of directors. In addition, the 12,015 outstanding shares of Series C preferred stock owned by affiliates of Elan Corporation and accreted dividends on those shares will convert into 2,247,203 shares of common stock of Incara, Inc., assuming the reorganization were completed on October 31, 2003, which would represent 4.8% of the common stock of Incara, Inc. outstanding immediately after the reorganization. The issuance of this common stock will significantly dilute the ownership of our current stockholders.

If we default on our debt to Goodnow Capital, it could foreclose on all of our assets.

On July 28, 2003, Incara, Inc. entered into a $3.0 million secured bridge loan facility with Goodnow Capital, under which we have already borrowed $2.0 million. In addition, on September 16, 2003, Incara, Inc. entered into an agreement with Goodnow Capital under which Goodnow will lend up to an additional $5.0 million, subject to satisfying several conditions, pursuant to a convertible debenture from Incara, Inc. In connection with these loan facilities, we have granted to Goodnow Capital a security interest in all of our assets pursuant to security agreements. In the event of a payment default under the loan facilities or a default of covenants contained in the security agreements or any other agreement we have with Goodnow Capital, Goodnow will be entitled to foreclose on its security interest and acquire all of our assets without payment or refund to us. Any such foreclosure would severely harm us and the interests of our stockholders.

Provisions of the Incara, Inc. charter documents and Delaware law could lead to entrenchment of management which could discourage or delay offers to acquire Incara, Inc., which might reduce the market price of the common stock of Incara, Inc. and the voting rights of the holders of its common stock.

Several provisions of the charter documents of Incara, Inc., which provisions are identical to those currently contained in the charter documents of Incara Pharmaceuticals, as well as Delaware law will make it more difficult for the stockholders of Incara, Inc. to change its directors or for a third party to acquire the company, and might discourage a third party from offering to acquire the company, even if a change in control or in management would be beneficial to the stockholders of Incara, Inc. These provisions also could limit the price that certain investors might be willing to pay in the future for shares of the common stock of Incara, Inc. Further, Incara Pharmaceuticals also is a Delaware corporation and therefore is governed by the same provisions of Delaware law that govern Incara, Inc.

The Board of Directors of Incara, Inc. will have the authority to issue up to 3,000,000 shares of preferred stock in one or more series, and to determine the prices, rights, preferences, privileges and restrictions, including voting rights, of the shares within each series without any further vote or action by the stockholders. The rights of the holders of common stock will be subject to, and might be adversely affected by, the rights of the holders of any preferred stock that might be issued in the future. The issuance of preferred stock with voting rights could make it more difficult for a third party to acquire a majority of the outstanding voting stock.

Further, some provisions of Delaware law could delay or make more difficult a merger, tender offer or proxy contest involving Incara, Inc. Such provisions could reduce the market value of the common stock of Incara, Inc. in the future.

RISKS RELATED TO OUR BUSINESS

If we do not complete the reorganization, we will be unable to fund our research and development activities and will need to eliminate or curtail these programs or cease our operations entirely.

The most significant issue we currently face is adequate funding of our existing projects. As of June 30, 2003, we had cash of $21,000. On July 28, 2003, we closed on a secured bridge loan facility of $3.0 million with Goodnow Capital and we received a $1.5 million advance under the loan. On September 16, 2003, we entered into an agreement with Goodnow Capital for up to an additional $5.0 million in funding, subject to satisfactory completion of a future toxicology study for our catalytic antioxidant compounds and the completion of the reorganization, as well as closing conditions for any draw under the $5.0 million debenture. If the reorganization is not approved and we do not receive this additional financing, at our current spending level, we will be out of cash in December 2003. We would have to discontinue some or all of our activities, merge with or sell some or all of our assets to another company, or cease operations entirely, and our stockholders might lose all of their investment.

Even if the reorganization is approved and completed, we might not be able to draw down on any or all of the $5.0 million debenture.

While the approval of the reorganization would satisfy one of the conditions that will enable us to borrow up to an additional $5.0 million from Goodnow Capital, that borrowing still will be subject to the satisfactory completion of a toxicology study we plan to undertake for our catalytic antioxidant compounds, as well as additional closing conditions for any draw under the $5.0 million debenture. Even if the results of the toxicology study are satisfactory, there is no assurance that Goodnow Capital will in fact loan us money under the $5.0 million debenture, as we will have to meet conditions to borrowing contained in the purchase agreement for the debenture. If we are unable to borrow money from Goodnow Capital under the $5.0 million debenture, we will need to seek financing from other sources, which might not be available to us.

Even if we are able to draw on the full $5.0 million available under the debenture, we would have sufficient funds to operate only through September 2004, based on our current estimates of our expenses.

Our cash needs will depend on the success of our research and development activities for additional future funding.

If our catalytic antioxidant program shows scientific progress, we will need significant additional funds to move therapies through the preclinical stages and into clinical trials. If we are unable to raise the amount of capital necessary to complete development and reach commercialization of any of our catalytic antioxidant products, we will need to delay or cease development of one or more of these products.

We expect to continue to incur substantial losses and we might never achieve a profit.

As of June 30, 2003, we had an accumulated deficit of $121.6 million from our research, development and other activities. We have not generated material revenues from product sales and do not expect to generate product revenues sufficient to support our company for at least several more years. In the past, most of our revenues have come from previous collaborators who reimbursed us for research and development activities.

We remain contingently liable for IRL obligations.

In connection with the December 1999 sale of IRL, our former anti-infectives drug discovery division, to a private pharmaceutical company, we agreed to remain contingently liable through May 2007 on debt and lease obligations assumed by the purchaser, including primarily the IRL facility lease in Cranbury, New Jersey. If the purchaser were to default, or the lender or landlord otherwise collect from us, our financial condition would be materially adversely affected. This contingent liability was approximately $4.7 million on June 30, 2003 and should decline on an approximately straight-line basis to zero in May 2007.

Our research and development activities are at an early stage and therefore might never result in viable products.

Our catalytic antioxidant program is in the early stages of development, involves unproven technology, requires significant further research and development and regulatory approvals, and is subject to the risks of failure inherent in the development of products or therapeutic procedures based on innovative technologies. These risks include the possibilities that:

•	any or all of these proposed products or procedures are found to be unsafe or ineffective, or otherwise fail to receive necessary regulatory approvals;

•	the proposed products or procedures are uneconomical to market or do not achieve broad market acceptance;

•	third parties hold proprietary rights that preclude us from marketing them; and

•	third parties market a superior or equivalent product.

Further, the timeframe for commercialization of any product is long and uncertain because of the extended testing and regulatory review process required before marketing approval can be obtained. As evidence of the difficulty in commercializing new products, we terminated our clinical trial and development of deligoparin in September 2002. We might have to terminate the development of current or future products and our results of operations could be adversely affected.

If we do not reach the market with our products before our competitors offer products for the same use, or if we do not compete effectively in marketing our products, the revenues from product sales, if any, will be reduced.

We face intense competition in our development activities. Many of our competitors are fully integrated pharmaceutical companies and more established biotechnology companies, which have substantially greater financial, technical, sales and marketing, and human resources than we do. These companies might succeed in obtaining regulatory approval for competitive products more rapidly than we can for our products. In addition, competitors might develop technologies and products that are cheaper, safer or more effective than those being developed by us or that would render our technology obsolete.

We expect to remain dependent on collaborations with third parties for the development of new products.

Our current business strategy is to enter into agreements with third parties both to license rights to our potential products and to develop and commercialize new products. We might not be able to enter into or maintain these agreements on terms favorable to us. We currently license from third parties, and do not own, rights under patents and certain related intellectual property for our current development program. If any of these licenses were to expire or terminate, our business could be adversely affected.

Our research and development activities rely on technology licensed from third parties, and termination of any of those licenses would result in loss of significant rights to develop and market our products, which would impair our business.

We have exclusive worldwide rights to our antioxidant small molecule technology through license agreements with Duke University and National Jewish Medical Center. Our licenses generally may be terminated by the licensor if we fail to perform our obligations, including obligations to develop the compounds and technologies under license. If terminated, we would lose the right to develop the products, which could adversely affect our business. The license agreements also generally require us to meet specified milestones or show reasonable diligence in development of the technology. If disputes arise over the definition of these requirements or whether we have satisfied the requirements in a timely manner, or if any other obligations in the license agreements are disputed by the other party, the other party could terminate the agreement and we could lose our rights to develop the licensed technology.

If new technology were to be developed out of these licenses, key financial and other terms, such as royalty payments, for the licensing of this future technology might have to be negotiated with these research institutions, and it might not be possible to obtain any such license on terms that are satisfactory to us, or at all.

We need to obtain collaborative arrangements for manufacturing and marketing of our potential products, or we will have to develop the expertise, obtain the additional capital and spend the resources to perform those functions.

We do not have the staff or facilities to manufacture or market any of the potential products being developed in our catalytic antioxidant program. We will need to enter into collaborative arrangements in the future to develop, commercialize, manufacture and market products expected to emerge from our catalytic antioxidant program. We might not be successful in entering into third party arrangements on acceptable terms, if at all. If we are unable to obtain or retain third-party manufacturing or marketing on acceptable terms, we might be delayed in our ability to commercialize products. Substantial additional funds and personnel would be required if we needed to establish our own manufacturing or marketing operations. We might not be able to obtain adequate funding or establish these capabilities in a cost-effective or timely manner.

A failure to obtain or maintain patent and other intellectual property rights would allow others to develop and sell products similar to ours, which could impair our business.

The success of our business depends, in part, on our ability to establish and maintain adequate protection for our intellectual property, whether owned by us or licensed from third parties. We rely primarily on patents in the United States and in other key markets to protect our intellectual property. If we do not have adequate patent protection, other companies could sell products that compete directly with ours, without incurring any liability to us. Patent prosecution, maintenance and enforcement on a global basis is expensive, and many of these costs must be incurred before we know whether a product covered by the claims can be successfully developed or marketed.

Even if we expend considerable time and money on prosecution, a patent application might never issue as a patent. We can never be certain that we were the first to invent the particular technology or that we were the first to file a patent application for the technology, because a majority of U.S. patent applications are maintained in secrecy until a patent issues. Publications in the scientific or patent literature generally do not identify the date of an invention, so it is possible that a competitor could be pursuing the patenting of the same invention in the United States and have an earlier invention date. Outside the United States, priority of invention is determined by the earliest effective filing date, not the date of invention. Consequently, if another person or company pursues the same invention and has an earlier filing date, patent protection outside the United States would be unavailable to us. Also, outside the United States, an earlier date of invention cannot overcome a date of publication that precedes the earliest effective filing date. Accordingly, the patenting of our proposed products would be precluded outside the United States if a prior publication anticipates the claims of a pending application, even if the date of publication is within a year of the filing of the pending application.

Even if patents issue, the claims allowed might not be sufficiently broad to offer adequate protection for our technology against competitive products. Patent protection differs from country to country, giving rise to increased competition from other products in countries where patent coverage is either unavailable, weak, or not adequately enforced, if at all. Once a patent issues, we still face the risk that others will try to design around our patent or will try to challenge the validity of the patent. If a patent were invalidated, we could be subject to unfettered competition from latecomers. The cost of litigation can be substantial, even if we prevail and there can be no assurance for recovery of damages.

If a third party were to bring an infringement claim against us, we would incur significant costs in our defense; if the claim were successful, we would need to develop non-infringing technology or obtain a license from the successful patent holder, if available.

Our business also depends on our ability to develop and market products without infringing on the proprietary rights of others or being in breach of our license agreements. The pharmaceutical industry is subject to frequent and protracted litigation regarding patent and other intellectual property rights. Most companies have numerous patents that protect their intellectual property rights. These third parties might assert claims against us with respect to our product candidates and future products. If litigation were required to determine the validity of a third party’s claims, we could spend significant resources and be distracted from our core business activities, regardless of the outcome. If we did not prevail in the litigation, we could be required to license a third party’s technology, which might not be possible on satisfactory terms, or discontinue our own activities and develop non-infringing technology, any of which could prevent or delay pursuit of our development activities.

Protection of trade secret and confidential information is difficult, and loss of confidentiality could eliminate our competitive advantage.

In addition to patent protection, we rely on trade secrets, proprietary know-how and confidential information to protect our technological advances. We use confidentiality agreements with our employees, consultants and collaborators to maintain the proprietary nature of this technology. However, confidentiality agreements can be breached by the other party, which would make our trade secrets and proprietary know-how available for use by others. There is generally no adequate remedy for breach of confidentiality obligations. In addition, the competitive advantage afforded by trade secrets is limited because a third party can independently discover or develop something identical to our own trade secrets or know-how, without liability to us.

If our employees, consultants or collaborators were to use information improperly obtained from others (even if unintentional), disputes could arise as to ownership and rights in any resulting know-how or inventions.

If we cannot retain or hire qualified personnel, our programs could be delayed.

As of August 31, 2003, we had only 12 full-time employees and we are highly dependent on the principal members of the management and scientific staff, including in particular Clayton I. Duncan, our Chairman, President and Chief Executive Officer. We also are dependent on the academic collaborators for our research and development activities. The loss of key employees or academic collaborators could delay progress in our research and development activities or result in their termination entirely.

We believe that our future success will depend in large part upon our ability to attract and retain highly skilled scientific and managerial personnel. We face intense competition for these kinds of personnel from other companies, research and academic institutions, government entities and other organizations. We might not be successful in hiring or retaining the personnel needed for success.

Product liability claims, if asserted against us in the future, could exceed our insurance coverage and use our cash resources.

The pharmaceutical and biotechnology business exposes us to the risk of product liability claims alleging that use of our products caused an injury or harm. These claims can arise at any point in the development, testing, manufacture, marketing or sale of pharmaceutical products, and might be made directly by patients involved in clinical trials of our products, by consumers or healthcare providers or by organizations selling such products. Product liability claims can be expensive to defend even if the product did not actually cause the injury or harm.

Insurance covering product liability claims becomes increasingly expensive as a product moves through the development pipeline to commercialization. We have limited product liability insurance coverage for the past clinical trials for deligoparin, a research program we terminated in September 2002. However, the available insurance coverage might not be sufficient to cover us against all potential losses due to liability, if any, or to the expenses associated with defending liability claims. A product liability claim successfully asserted against us could exceed our coverage and require us to use our own cash resources, which would then not be available for our own products.

In addition, some of our licensing and other agreements with third parties require or might require us to maintain product liability insurance. If we cannot maintain acceptable amounts of coverage on commercially reasonable terms, the corresponding agreements would be subject to termination.

The costs of compliance with environmental, safety and similar laws could increase our cost of doing business or subject us to liability in the event of noncompliance.

Our business is subject to regulation under state and federal laws regarding occupational safety, laboratory practices, environmental protection and the use, generation, manufacture, storage and disposal of hazardous substances. We might be required to incur significant costs in the future to comply with existing or future environmental and health and safety regulations. Our research activities involve the use of hazardous materials, chemicals and radioactive compounds. Although we believe that our procedures for handling such materials comply with applicable state and federal regulations, we cannot eliminate the risk of contamination or injury from these materials. In the event of contamination, we could be liable for any resulting damages.

RISKS RELATED TO OWNING OUR STOCK

The ownership interest of our stockholders will be substantially diluted by future issuances of stock, the conversion of a $5.0 million debenture we expect to issue to Goodnow Capital and exercises of currently outstanding options and warrants.

We might need to sell additional shares of our common stock, preferred stock or other securities, or enter into collaborations with third parties to meet our capital requirements after the reorganization. We might not be able to complete these transactions if needed. If these sales of stock were to occur, these issuances of stock would dilute the ownership interests of our stockholders. The possibility of dilution posed by shares available for future sale could reduce the market price of our common stock and could make it more difficult for us to raise funds through equity offerings in the future.

We have entered into an agreement to borrow up to $5.0 million from Goodnow Capital, contingent upon the satisfactory completion of a toxicology study, as well as closing conditions for any draw under the purchase agreement for the debenture. In the borrowing, we would issue to Goodnow a debenture that would be convertible into shares of our common stock at a conversion price of $0.10 per share. We also have issued to Goodnow Capital warrants to purchase up to 50,000,000 shares of our common stock, which warrants are reduced on a share for share basis by any shares issued to Goodnow upon conversion of the debenture. As a result of the debenture and the warrants, Goodnow can acquire up to 50,000,000 shares of our common stock. The conversion of the full amount of the debenture or the exercise of the full amount of the warrants would result in Goodnow owning an additional 17.6% of our common stock as of October 31, 2003 in addition to the 64.6% it will own after completion of the proposed reorganization. These calculations do not give effect to any interest payable on the debenture, which also could be converted into common stock at the same rate or to the operation of any anti-dilution protection in the debenture and the warrants. However, Goodnow is prohibited from exercising any portion of the warrants or converting any portion of the debenture if such exercise or conversion would result in it owning more then 74.99% of our common stock on as as converted to common and fully diluted basis. See “PRINCIPAL STOCKHOLDERS” on page 45 and “PROPOSAL NO. 1 –APPROVAL OF THE REORGANIZATION – Dilution Resulting in Change of Control” on page 20.

As of August 31, 2003, we had 14,095,531 shares of common stock outstanding. We may grant to our employees, directors and consultants options to purchase our common stock under the 1994 Stock Option Plan. Incara, Inc. will assume the obligations of the 1994 Stock Option Plan. As of August 31, 2003, options to purchase 16,756,901 shares at exercise prices ranging from $0.035 to $20.50, with a weighted average exercise price of $0.53, were outstanding and 2,525,812 shares were reserved for issuance under the 1994 Stock Option Plan. In addition, as of August 31, 2003, warrants to purchase 1,554,021 shares of common stock at exercise prices ranging from $0.10 to $2.025 were outstanding, with a weighted exercise price of $1.59, and we had reserved 135,991 shares of common stock for issuance pursuant to our Employee Stock Purchase Plan.

In connection with prior collaboration and financing transactions, we have issued Series B preferred stock, a promissory note convertible into Series B preferred stock and warrants to purchase Series B preferred stock to affiliates of Elan Corporation. These securities generally are convertible at the option of the Elan affiliates. As discussed below, the conversion of all or a significant portion of these securities would substantially dilute the ownership interests of our stockholders.

Stockholders might experience significant dilution from the conversion of outstanding Series B preferred stock, warrants and a convertible promissory note held by affiliates of Elan Corporation, which are convertible into shares of our common stock.

At August 31, 2003, affiliates of Elan Corporation owned 503,544 shares of Series B preferred stock of Incara Pharmaceuticals, which is all of the Series B preferred stock issued and outstanding, as well as a convertible promissory note that Elan may convert at its option into 16,628 shares of Series B preferred stock (assuming the reorganization were completed on October 31, 2003), and warrants to purchase 22,191 shares of Series B preferred stock of Incara Pharmaceuticals, for a total of 542,363 shares of Series B preferred stock. Each share of Series B preferred stock may be converted into 10 shares of our common stock. If the Series B preferred stock, promissory note and warrants were all converted into common stock of Incara, Inc. on October 31, 2003, the Elan affiliates would own an additional 5,423,630 shares, or an additional 10.3% of the outstanding common stock of Incara, Inc.

The perceived risk of dilution by the convertible securities held by the Elan affiliates might cause our stockholders to sell their shares, which would decrease the market price of our common stock. Further, any subsequent sale of our common stock by the Elan affiliates would increase the number of our publicly traded shares, which could also lower the market price of our common stock.

Our common stock is not listed on Nasdaq or an exchange, is illiquid and is characterized by low and/or erratic trading volume, and the price of our common stock has fluctuated from $0.03 to $1.95 during the last two years.

Our common stock is quoted on the OTC Bulletin Board under the symbol “INCR.” Prior to September 25, 2002, our common stock was listed on the Nasdaq National Market. Historically, even when listed on Nasdaq, the public market for our common stock has been characterized by low and/or erratic trading volume, often resulting in price volatility. An active public market for our common stock is unlikely to develop as long as we are not listed on Nasdaq and, even then might be limited because of the limited number of investors and our small market capitalization (which is less than that authorized for investment by many institutional investors).

We have agreed to register with the SEC shares of common stock that might be issued to Goodnow Capital pursuant to the additional financing of up to $5.0 million we may receive from Goodnow after the reorganization, and the common stock that might be issued to the Elan affiliates pursuant to the conversion of the Series B preferred stock, warrants and convertible promissory note currently owned by the Elan affiliates. In addition, the shares underlying substantially all of the other warrants outstanding have been registered and will be freely tradable upon issuance. We would expect that any common stock sold in any future private placements would be registered with the SEC and freely tradable. The sale of a significant amount of shares in a future financing could cause the trading price of our common stock to decline and to be highly volatile.

The market price of our common stock is also subject to wide fluctuations due to factors that we cannot control, including the results of preclinical and clinical testing of our products under development, decisions by collaborators regarding product development, regulatory developments, market conditions in the pharmaceutical and biotechnology industries, future announcements concerning our competitors, adverse developments concerning proprietary rights, public concern as to the safety or commercial value of any products, and general economic conditions.

Furthermore, the stock market has experienced significant price and volume fluctuation unrelated to the operating performance of particular companies. These market fluctuations can adversely affect the market price and volatility of our common stock.

FORWARD LOOKING STATEMENTS

This proxy statement-prospectus contains forward looking statements that relate to future events or our future financial performance. You can identify forward looking statements by terminology such as “may,” “might,” “will,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential” or “continue” or the negative of these terms or other comparable terminology. Our actual results might differ materially from any forward looking statement due to various risks, uncertainties and contingencies, including:

•	the need for additional funds;

•	the early stage of the products we are developing;

•	uncertainties relating to clinical trials and regulatory reviews;

•	competition and dependence on collaborative partners;

•	our ability to obtain adequate patent protection and to enforce these rights;

•	our ability to avoid infringement of the patent rights of others; and

•	the other factors and risks described under the section captioned “Risk Factors” beginning on page 8.

Although we believe that the expectations reflected in the forward looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Because the risk factors referred to above could cause results or outcomes to differ materially from those expressed in any forward looking statements made by us in this proxy statement-prospectus, you should not place any undue reliance on any of these forward-looking statements.

PROPOSAL NO. 1—APPROVAL OF THE REORGANIZATION

General

Incara Pharmaceuticals and Incara, Inc. have entered into the merger agreement, which provides for the merger of Incara Pharmaceuticals with and into Incara, Inc. with Incara, Inc. as the surviving entity. A copy of the merger agreement is included in this proxy statement-prospectus as Appendix A and the merger agreement is incorporated into this proxy statement-prospectus by reference. This proxy statement-prospectus discloses all material terms of the merger agreement and the other appendices. All references to and summaries of the appendices to this proxy statement-prospectus are qualified in their entirety by reference to the full text of the respective appendix.

Effects of the Reorganization

Incara Pharmaceuticals plans to effect the reorganization on November     , 2003 or as soon thereafter as practicable. In the reorganization, Incara Pharmaceuticals will merge with and into Incara, Inc. with Incara, Inc. as the surviving entity and a $3.0 million convertible promissory note issued to Goodnow Capital will be converted into common stock of Incara, Inc. In connection with the reorganization, Incara, Inc. will change its name to “Incara Pharmaceuticals Corporation.”

In the reorganization:

•	Each share of Incara Pharmaceuticals common stock outstanding immediately prior to the reorganization will be converted into one share of Incara, Inc. common stock;

•	Each share of Incara Pharmaceuticals Series B preferred stock outstanding immediately prior to the reorganization will be converted into one share of Series B preferred stock of Incara, Inc., with the same rights and privileges as the Series B preferred stock of Incara Pharmaceuticals;

•	All 12,015 shares of Incara Pharmaceuticals Series C preferred stock outstanding immediately prior to the reorganization, plus accreted dividends on the shares, will be converted into shares of common stock of Incara, Inc. Assuming the reorganization were completed on October 31, 2003, the 12,015 shares and the accreted dividends would convert into 1,815,310 and 395,893 shares, respectively; and

•	the $3.0 million principal amount of the promissory note issued to Goodnow Capital will be converted into 30,000,000 shares of Incara, Inc. common stock (accrued interest on the promissory note will also be converted into Incara, Inc. common stock at a price of $0.10 per share).

Currently, all of the shares of Series B and Series C preferred stock are owned by affiliates of Elan Corporation who have been notified of the proposed reorganization.

The reorganization will not result in any change in the business, management, fiscal year, operating assets, liabilities or location of the principal facilities of Incara Pharmaceuticals. The directors of Incara Pharmaceuticals prior to the reorganization will serve as the directors of Incara, Inc. after the reorganization, provided, however, that the terms of the Goodnow $5.0 million financing entitle Goodnow Capital to appoint up to two directors to the Incara, Inc. board of directors following the reorganization (See “– Operation and Management after the Reorganization” on page 17 and “– Provisions of the Goodnow Financing” on page 18). All stock plans of Incara Pharmaceuticals will be continued by Incara, Inc., and each outstanding option or right to purchase shares of Incara Pharmaceuticals common stock will automatically be converted into an option or right to purchase that same number of shares of Incara, Inc. common stock upon the same terms and subject to the same conditions. Stockholders should note that approval of the reorganization will also constitute approval of the assumption of all of Incara Pharmaceuticals’ stock plans by Incara, Inc. Incara Pharmaceuticals’ other employee benefit arrangements will be maintained by Incara, Inc. after the reorganization upon the terms, and subject to the conditions, currently in effect.

Reorganization Share Exchange

In the reorganization:

•	Each outstanding share of Incara Pharmaceuticals common stock held by stockholders will be converted into one share of Incara, Inc. common stock;

•	Each outstanding share of Incara Pharmaceuticals Series B preferred stock held by stockholders will be converted into one share of Incara, Inc. Series B preferred stock; and

•	All 12,015 outstanding shares of Incara Pharmaceuticals Series C preferred stock, plus accreted dividends on the shares, will be converted into shares of common stock of Incara, Inc. Assuming the reorganization were completed on October 31, 2003, the 12,015 shares and the accreted dividends would convert into 1,851,310 and 395,893 shares, respectively.

Currently, all of the shares of Series B and Series C preferred stock are owned by affiliates of Elan Corporation. Assuming the reorganization were approved and completed as of October 31, 2003, the Series C preferred stock would convert into 2,247,203 shares of common stock of Incara, Inc. When added to the 1,305,000 shares of common stock currently owned by affiliates of Elan Corporation, the Elan affiliates would own 3,552,203 shares, or 7.5%, of the outstanding shares of common stock of Incara, Inc. immediately after the reorganization, assuming the reorganization is completed on October 31, 2003. See “CAPITALIZATION” on page 38 for a presentation of the capitalization of Incara Pharmaceuticals before the reorganization and of Incara, Inc. after the reorganization.

The shares exchanged as described above will be all of Incara, Inc.’s issued and outstanding shares immediately after the reorganization.

As a result of the reorganization, the number of shares of Incara, Inc. voting common stock outstanding immediately after the reorganization is expected to be 47,216,345 shares, compared to 14,095,531 shares of Incara Pharmaceuticals voting common stock outstanding immediately before the reorganization. See “- Dilution Resulting in Change of Control” on page 20 for a fuller description of the dilutive effects of the reorganization.

No Exchange of Common Stock Certificates; Exchange of Series B and Series C Preferred Stock Certificates

It is not necessary for common stockholders of Incara Pharmaceuticals to exchange their existing common stock certificates for certificates of Incara, Inc. Until surrendered and exchanged, each certificate evidencing Incara Pharmaceuticals common stock will be deemed for all purposes to evidence the identical number of shares of Incara, Inc. common stock. As part of the reorganization, Incara, Inc. will change its name to “Incara Pharmaceuticals Corporation”.

Shortly after the reorganization is completed, we will mail to holders of certificates evidencing shares of Incara Pharmaceuticals Series B preferred stock and Series C preferred stock instructions to exchange those certificates for certificates representing shares of Incara, Inc. Series B preferred stock and common stock, respectively.

Operation and Management after the Reorganization

The board of directors of Incara, Inc. immediately following the reorganization will be the existing board of directors of Incara Pharmaceuticals, namely Clayton I. Duncan, Chairman, David B. Sharrock, Edgar H. Schollmaier, Stephen M. Prescott, M.D. and Eugene J. McDonald. Pursuant to the terms of the $5.0 million financing with Goodnow, Goodnow has the right to appoint one director to the board of directors of each of Incara Pharmaceuticals and Incara, Inc. if they own at least 10% and less than 20% of our outstanding common stock, on an as-converted to common and fully diluted basis. The number of directors increases to two if Goodnow owns more than 20% of our outstanding common stock. Assuming the proposed reorganization is completed, Goodnow would own approximately 64.6% of the common stock of Incara, and would therefore have the right to appoint two directors to the board of directors of Incara, Inc.

The executive officers of Incara, Inc. immediately following the reorganization will be the current executive officers of Incara Pharmaceuticals, namely: Clayton I. Duncan, President and Chief Executive Officer, Richard E. Gammans, Sr., Executive Vice President, Research and Development, Richard W. Reichow, Executive Vice President, Chief Financial Officer, Treasurer and Secretary, John P. Richert, Vice President, Business Development, and W. Bennett Love, Vice President, Corporate Planning/Communications.

Provisions of the Goodnow Financing

As part of the initial $3.0 million financing and the contingent additional financing of up to $5.0 million from Goodnow Capital, we have agreed:

•	to secure the $3.0 million note and the $5.0 million debenture with liens on all of our assets;

•	to spend the financing proceeds only in accordance with a budget and development plan agreed to by Goodnow Capital;

•	to not enter into any arrangement with a party other than Goodnow where we would raise capital through the issuance of our securities other than the raising of up to an aggregate of $20,000,000 through the issuance of shares of our common stock at a price of greater than $0.30 per share and which would represent 25% or less of our then outstanding common stock on an as-converted to common and fully diluted basis. If we agree to or consummate a financing transaction with someone other than Goodnow Capital that exceeds these limitations, we will pay Goodnow a break-up fee of $500,000; and

•	to allow Goodnow to appoint one director to the board of directors of both Incara Pharmaceuticals and Incara, Inc. provided Goodnow owns at least 10% and less than 20% of our outstanding common stock, on an as-converted to common and fully diluted basis, and two directors if Goodnow owns more than 20% of our outstanding common stock.

In addition, without Goodnow’s prior approval, we have agreed to not:

•	change our business or operations,

•	merge with or sell or lease a substantial portion of our assets to any entity,

•	incur debt from any third party or place a lien on any of our properties,

•	amend our certificate of incorporation or bylaws,

•	increase the compensation we pay our employees,

•	pay dividends on any class of our capital stock (except on the Series C preferred stock prior to the merger),

•	cancel any debt except for full value,

•	issue any capital stock except in the reorganization as discussed herein or pursuant to agreements with or as agreed to by Goodnow, or

•	amend the merger agreement.

To ensure that Goodnow Capital can invest the full $5.0 million in Incara, Inc. contemplated by the additional financing, Incara, Inc. and Incara Pharmaceuticals each issued to Goodnow Capital a warrant to purchase 50,000,000 shares of each company’s common stock with an exercise price of $0.10 per share. The warrants will allow Goodnow to invest in Incara even if we do not draw on any of the $5.0 million funding. The number of shares issuable under each warrant will be reduced share for share by the amount of shares issued upon conversion of the $5.0 million debenture. Likewise, the number of shares issuable under each warrant will be reduced share for share by the amount of shares issued upon the exercise, if any, of the other warrant. The warrants will expire on the date the merger is completed or, if the merger is not completed for any reason, September 16, 2008. In addition, any repayment we make under the $3.0 million promissory note will increase the number of shares available under the Incara Pharmaceuticals warrant by the dollar amount of the payment divided by $0.10.

Incara Pharmaceuticals also has agreed that any repayment made under the $3.0 million note may be exchanged, at Goodnow’s election, for common stock of Incara Pharmaceuticals at a price of $0.10 per share.

Background and Reasons for the Reorganization

The reorganization provides us with the opportunity to pursue the development of our catalytic antioxidant compounds by obtaining additional financing.

Since mid-2000, we have sought equity financing for our operations through a mixture of public offerings and private placements of our common or preferred stock and collaborations with third parties. During this period, the stock market experienced a broad decline. Also during this period, large pharmaceuticals companies reduced their budgets for collaborative development of experimental therapies, which were a prime source for financing for companies such as ours. Although we entered into two collaborations with Elan Corporation, plc in early 2001 and mid-2002, respectively, that provided us with equity as well as debt financing, Elan and we have terminated those endeavors.

We raised approximately $7.0 million through a public offering of our common stock in the summer of 2001, but subsequent attempts to privately sell our stock were unsuccessful. The last capital we raised occurred in May 2002 in our second collaboration with Elan Corporation that we terminated in January 2003.

We have been unable to attract other financing despite our attempts to do so. Without outside funding, we sold our liver cell therapy program in October 2002 because we could not afford to fund the program and to raise capital to continue our operations to pursue our catalytic antioxidant program.

During 2003, we have stretched our financial resources to continue operations. In January 2003 we instituted spending cuts, including reducing our staff by 16%. In addition, from February through July 2003, our remaining employees agreed to defer 62% of their aggregate normal salaries. At June 30, 2003, we only had $21,000 of cash, but owed payables and accrued expenses of $2.5 million. We had delayed payment of our current liabilities to their limits and were close to having to cease operations.

On July 28, 2003, Incara, Inc. entered into the $3.0 million secured bridge loan facility with Goodnow Capital. We immediately borrowed $1.5 million under the loan, part of which we used to pay off our past due payables and become current. Since then, we have borrowed an additional $500,000. The remaining amount of the $3.0 million bridge loan should allow us to continue to operate through December 2003 and we expect to draw all of the remaining $1.0 million prior to the effective date of the reorganization. As part of the financing, our employees agreed to the cancellation of $718,000 of deferred salaries. In addition, previously accrued bonuses of $520,000 were cancelled.

On September 16, 2003, Incara, Inc. entered into an agreement with Goodnow Capital under which Goodnow will lend up to an additional $5.0 million to Incara, Inc., subject to the following conditions:

•	the completion of the reorganization;

•	the completion of a toxicology study on one or more of our catalytic antioxidant compounds, with results satisfactory to Goodnow Capital;

•	Goodnow has completed its due diligence review of our company;

•	no proceeding has been begun by and no final non-appealable order or judgment has been issued by any governmental authority to prevent the reorganization or any portion of the $3.0 million or $5.0 million financing from Goodnow Capital; and

•	other customary conditions.

The $3.0 million note is secured by liens on all of our assets. The $5.0 million debenture, when issued, will continue to be secured by those previously granted liens.

In connection with the reorganization, the $3.0 million in principal of the bridge loan from Goodnow will convert into 30,000,000 shares of common stock of Incara, Inc., as will accrued interest on the note, at a price of $0.10 per share. In addition, all outstanding shares of our Series C preferred stock will convert into common stock of Incara, Inc. As a result, our stockholders’ deficit, which was $17.0 million at June 30, 2003, would be eliminated and Incara, Inc. would have pro forma stockholders’ equity of $302,000 as of the same date. We believe that the resulting improvement should greatly enhance our ability to negotiate additional investments and collaborations. If the reorganization is not approved, it is unlikely that we could attract additional capital and we likely would have to cease operations.

Incara Pharmaceuticals’ Board of Directors unanimously approved the merger agreement and the reorganization and believes that the proposed reorganization is in the best interests of the common stockholders. In evaluating the proposed reorganization, the Board of Directors identified and considered, among other things, the following factors:

•	without the additional financing that is conditioned upon the completion of the reorganization, we would have cash available to continue operations only though December 2003;

•	unless we complete the reorganization or find other sources of financing promptly, it is likely that we would have to cease operations in the near future;

•	based on management’s financial projections, after the completion of the reorganization, and assuming we draw on the full amount of the $5.0 million promissory note available from Goodnow Capital if we complete the reorganization, we expect to have capital sufficient to continue our operations through fiscal 2004;

•	the reorganization would eliminate our stockholders’ deficit of $17.0 million at June 30, 2003 and give us pro forma stockholders’ equity of $302,000 as of the same date; and

•	if the reorganization is not approved by December 24, 2003, we will be in default under the $3.0 million note.

The Board of Directors of Incara Pharmaceuticals did not attempt to quantify or otherwise assign relative weights to the factors it considered in evaluating the reorganization. Nor did the Board of Directors undertake to determine whether any particular factor was essential to its decision to approve the reorganization. Instead, the Board of Directors conducted an overall analysis of the factors described above, as well as other factors, including its knowledge of the business, operations, financial needs, financial alternatives and prospects of Incara Pharmaceuticals and Incara, Inc.

As the sole stockholder of Incara, Inc., Incara Pharmaceuticals also has approved the merger agreement.

Recommendation

Incara Pharmaceuticals’ Board of Directors believes that the proposed reorganization is fair to and in the best interests of Incara Pharmaceuticals and its common stockholders and unanimously recommends a vote FOR approval of the merger agreement.

Vote Required

Pursuant to the terms of the merger agreement and the provisions of the Delaware General Corporation Law, approval of the merger agreement requires the affirmative vote of the holders of at least a majority of all of the shares of Incara Pharmaceuticals common stock outstanding on the record date. As of August 31, 2003, the directors and executive officers of Incara Pharmaceuticals, their immediate family members and entities they control owned 1,494,593 shares, or approximately 10.6% of the outstanding shares, of Incara Pharmaceuticals common stock. These individuals and entities have advised us that they intend to vote their shares in favor of the reorganization. As part of the Goodnow financing, Clayton I. Duncan, our President and Chief Executive Officer and the Chairman of our Board of Directors, Richard W. Reichow, our Executive Vice President and Chief Financial Officer, and James D. Crapo, one of the founders of our catalytic antioxidant program, have entered into an agreement to vote all of the 729,170, 423,886 and 791,955 shares, respectively, that each beneficially owns, excluding options and warrants, in favor of the proposed reorganization.

Pursuant to the certificate of incorporation of Incara Pharmaceuticals and Delaware law, the shares of Series B and Series C preferred stock do not have any right to vote on the reorganization.

Dilution Resulting in Change of Control

Although the reorganization will help the financial condition of Incara Pharmaceuticals, it will significantly dilute the current stockholders. Assuming the reorganization is completed on October 31, 2003 and that we have borrowed the full $3.0 million under the Goodnow note, Goodnow Capital would own approximately 30,523,811 shares, or 64.6% of the common stock of Incara, Inc. outstanding immediately after the reorganization. As a result, Goodnow Capital will be able to significantly influence, if not control, future actions voted on by stockholders. In addition, affiliates of Elan Corporation would own 3,552,203 shares, or 7.5% of the common stock of Incara, Inc. outstanding immediately after the reorganization.

We have agreed to issue to Goodnow Capital a debenture under which we can borrow up to $5.0 million, subject to the completion of the reorganization, completion of a toxicology study on one or more of our compounds with results satisfactory to Goodnow, and our compliance with closing conditions contained in the purchase agreement for the debenture. The $5.0 million debenture is convertible into 50,000,000 shares of Incara, Inc. common stock at a price of $0.10 per share. Goodnow Capital also holds warrants to purchase 50,000,000 shares of the common stock of either Incara, Inc. or Incara Pharmaceuticals with an exercise price of $0.10 per share. In no event may Goodnow receive more than 50,000,000 shares pursuant to conversion of the $5.0 million debenture or exercise of the warrants, plus any additional shares issued upon conversion of the accrued interest, except in connection with anti-dilution adjustments and pursuant to a possible increase in the shares available under the Incara Pharmaceuticals warrant described in the next sentence. Pursuant to the Incara Pharmaceuticals warrant, to the extent that the $3.0 million note is repaid in cash, Goodnow can purchase up to a maximum of 80,000,000 shares of Incara Pharmaceuticals common stock at a purchase price of $0.10 per share.

If Goodnow acquired all 50,000,000 shares either by conversion of all of the debenture or exercise in full of the warrants, as of October 31, 2003, it would own 82.2% of our common stock. However, Goodnow is prohibited from exercising any amount of the warrants or any conversion feature of the debenture that would result in it owning more than 74.99% of our common stock, on an as-converted to common and fully diluted basis.

Differences in Stockholders’ Rights

The provisions of the certificate of incorporation of Incara, Inc. are the same as the certificate of incorporation of Incara Pharmaceuticals, except:

•	there is no designation of Series C preferred stock for Incara, Inc.;

•	the authorized capital stock of Incara, Inc. consists of 350,000,000 shares of common stock and 3,000,000 shares of preferred stock, of which 600,000 shares are designated as Series B preferred stock, whereas Incara Pharmaceuticals Corporation has only 80,000,000 shares of common stock authorized. However, in March 2003, the stockholders of Incara Pharmaceuticals approved increasing the authorized shares of common stock to 350,000,000; and

•	Incara, Inc. has elected not to be governed by the provisions of Section 203 of the Delaware General Corporation Law, which require any person or entity that acquires 15% or more but less than 85% of Incara, Inc.’s voting securities from entering into a business combination with Incara, Inc., for three years after such date unless the board approves the transaction prior to such acquisition or the stockholders approve the transaction by a two thirds majority.

Incara Pharmaceuticals did not amend its Certificate of Incorporation to reflect the approved increase because it needed to conserve funds and determined the legal expense and significant increase in the Delaware franchise tax that the higher authorized share amount would generate dictated that the increase not be made until a financing transaction made the increase necessary. Even after reaching an agreement with Goodnow Capital for the $3.0 million financing, Incara Pharmaceuticals decided the increase in the authorized shares would create a significant increase in the Delaware franchise tax. As a result, Incara Pharmaceuticals decided to not effect the increase because it will not be issuing stock in the reorganization.

The bylaws of Incara, Inc. are identical to the bylaws of Incara Pharmaceuticals. A full discussion of these organizational documents is found under the heading “DESCRIPTION OF CAPITAL STOCK” on page 61.

Termination

Even if Incara Pharmaceuticals stockholders approve the merger agreement, it may be terminated and the reorganization abandoned at any time prior to its completion by action of the Board of Directors of Incara, Inc. and Incara Pharmaceuticals, with the consent of Goodnow Capital.

Amendments and Waivers

The merger agreement may be amended or modified and any of its provisions or conditions (including those which otherwise would be cause for the abandonment of the reorganization) may be waived either before or after the special meeting upon the mutual agreement in writing of Incara Pharmaceuticals and Incara, Inc. and subject to Goodnow’s written approval. No amendment effected after the special meeting may affect the amount or type of consideration to be delivered to stockholders of Incara Pharmaceuticals for their Incara Pharmaceuticals common stock.

Effective Time

The merger agreement provides that, subject to its approval by the stockholders of Incara Pharmaceuticals, the reorganization shall be effected on the date and time specified in the certificate of merger to be filed with the Delaware Secretary of State, which is anticipated to be November    , 2003, at 11:58 p.m.

Expenses of the Reorganization

Incara Pharmaceuticals will pay the expenses of the reorganization and any related transactions regardless of whether the reorganization is completed.

Federal Income Tax Consequences of the Reorganization

The material United States federal income tax consequences to Incara Pharmaceuticals, Incara, Inc. and the Incara Pharmaceuticals common stockholders who receive Incara, Inc. common stock pursuant to the reorganization are described below. Incara Pharmaceuticals and Incara, Inc. have not requested and do not intend to seek a ruling from the Internal Revenue Service as to the federal income tax consequences of the reorganization. This discussion is based upon the current provisions of the Internal Revenue Code of 1986, as amended, United States Treasury Department regulations, administrative decisions and rulings and court decisions. This discussion does not address:

•	state, local or foreign tax consequences of the reorganization;

•	federal income tax consequences to Incara Pharmaceuticals common stockholders who hold their common stock as part of a hedge, straddle or conversion transaction or who are subject to special rules under the Internal Revenue Code, such as insurance companies, tax-exempt organizations, individuals who are neither United States citizens nor United States residents, foreign corporations, foreign partnerships, foreign trusts, financial institutions, or brokers or dealers in stocks and securities;

•	the federal tax consequences affecting Incara Pharmaceuticals common stockholders who do not hold their common stock as a capital asset; or

•	the federal tax consequences affecting Incara Pharmaceuticals common stockholders who have acquired their common stock upon the exercise of options or otherwise as compensation.

The merger is intended to qualify as a reorganization under section 368(a) of the Code. Incara Pharmaceuticals has received a tax opinion from Wyrick Robbins Yates & Ponton LLP to the effect that the merger will be treated as a reorganization within the meaning of section 368(a) of the Code. In rendering its opinion, Wyrick Robbins relied upon the truth and accuracy, at all relevant times, of the statements, covenants, representations and warranties contained in (1) the merger agreement, (2) certificates executed by officers of Incara Pharmaceuticals and Incara, Inc. attached as an exhibit to the tax opinion and (3) such other documents and corporate records as Wyrick Robbins has deemed necessary or appropriate for purposes of the opinion. The tax opinion is an exhibit to the registration statement. The following discussion of the tax treatment of the reorganization is based on the tax opinion.

Tax Treatment of the Merger of Incara Pharmaceuticals into Incara, Inc. Assuming the accuracy of the representations and assumptions set forth in the tax opinion and upon which the opinion is based, the reorganization will constitute a reorganization within the meaning of Section 368(a) of the Code. Based on the conclusion that the reorganization qualifies as a reorganization within the meaning of section 368(a) of the Code, Incara Pharmaceuticals and Incara, Inc. should recognize no gain or loss for federal income tax purposes as a result of the reorganization. Insofar as you are concerned, assuming that you are not a “dealer” with respect to any Incara Pharmaceuticals common stock you hold, the following federal income tax consequences will result to you as an Incara Pharmaceuticals stockholder as a result of the reorganization:

(1)  No gain or loss will be recognized as a result of the exchange of your shares of Incara Pharmaceuticals common stock for shares of Incara, Inc. common stock in the reorganization; provided, however, that if and to the extent either Incara Pharmaceuticals or Incara, Inc. assumes or pays any of your expenses related to the reorganization or other transactions, tax-free treatment may not apply, and this discussion does not address the tax treatment to you of any assumption or payment by Incara Pharmaceuticals or Incara, Inc. of any of your expenses.

(2)  The basis in the shares of Incara, Inc. common stock you receive in the reorganization will equal your basis in the Incara Pharmaceuticals common stock you surrendered in exchange therefor.

(3)  The holding period for the shares of Incara, Inc. common stock you receive will include the holding period for the shares of Incara Pharmaceuticals common stock you exchanged in the reorganization.

Reporting Requirements. As an Incara Pharmaceuticals common stockholder receiving Incara, Inc. common stock as a result of the reorganization, you will be required to retain certain records and file with your federal income tax return a statement setting forth certain facts relating to the merger. The specific filing requirements are found in Treasury Regulations section 1.368-3.

Treatment as a Taxable Transaction. The issuance of the tax opinion by Wyrick Robbins is no guarantee that the Internal Revenue Service would agree with the characterization of the reorganization as a tax-free transaction. A successful challenge by the Internal Revenue Service to the tax-free status of the reorganization would result in characterization of the transaction by the Internal Revenue Service as a taxable sale by common stockholders of their Incara Pharmaceuticals common stock in exchange for the shares of Incara, Inc. common stock. In this event, you would recognize taxable gain or loss with respect to each share of Incara Pharmaceuticals common stock exchanged in the reorganization equal to the difference between the fair market value, on the effective date of the reorganization, of the total consideration received for such share in the reorganization (i.e., the Incara, Inc. common stock) and your basis in the Incara Pharmaceuticals common stock so exchanged. In addition, your aggregate basis in the Incara, Inc. common stock received in the reorganization would equal the fair market value of such stock at the time of receipt, and your holding period for such stock would begin on the date the reorganization was effective.

Irrespective of the possible tax-free nature of the reorganization, a recipient of shares of common stock of Incara, Inc. would recognize gain to the extent such shares are considered to be received in exchange for services or for property other than solely Incara Pharmaceuticals common stock. All or a portion of such gain may be taxable as ordinary income.

The tax consequences of the reorganization may vary depending upon the specific circumstances of each Incara Pharmaceuticals common stockholder. Accordingly, we urge you to consult your own tax advisors as to the particular tax consequences to you of the reorganization, including the applicability and effect of any state, local, foreign, or other tax laws, and of changes in applicable tax laws.

Accounting Treatment of the Reorganization

There will be no accounting effect or change in the carrying amount of the assets and liabilities of Incara Pharmaceuticals as a result of the merger of Incara Pharmaceuticals into Incara, Inc. The consolidated capitalization, assets, liabilities and financial statements of Incara, Inc. and Incara Pharmaceuticals immediately following the reorganization will be the same as those of Incara Pharmaceuticals immediately prior to the reorganization.

Restrictions on Resale of Incara, Inc. Common and Series B Preferred Stock

The shares of Incara, Inc. common stock and Series B preferred stock to be issued pursuant to the merger agreement have been registered under the Securities Act. Persons who are not affiliates of Incara Pharmaceuticals and who will not be affiliates of Incara, Inc. after the reorganization may resell their shares of Incara, Inc. common stock and Series B preferred stock without restriction.

Persons who are affiliates of Incara Pharmaceuticals at the time the merger agreement is submitted to a vote of the stockholders of Incara Pharmaceuticals will be subject to restrictions on the resale of their shares of common stock and Series B preferred stock received in the reorganization. Generally, you are an “affiliate” of Incara Pharmaceuticals or Incara, Inc. if you are a director or executive officer of either company or own 10% or more of the outstanding common stock of either company.

Under present law, any reoffering or sale of such shares by any person who is an affiliate of Incara Pharmaceuticals at the time the merger agreement is submitted to a vote of Incara Pharmaceuticals’ stockholders will require compliance with Rule 145 promulgated under the Securities Act, which permits sales under certain conditions. In general, under Rule 145, assuming that a person is, at the time of sale, an affiliate of Incara, Inc., that person may sell such stock if the person:

(a)    sells during any three-month period no more than the number of shares permitted under Rule 144(e) (which is generally the greater of (i) 1% of the total number of shares of Incara, Inc. common stock outstanding, or (ii) the average weekly volume of trading of Incara, Inc. common stock for the four calendar weeks prior to the sale);

(b)    sells in a “brokers’ transaction” (which means, generally, that the broker can do no more than execute the order as agent for the seller, can receive no more than the usual broker’s commission, cannot solicit orders to buy in connection with the transaction, and cannot believe that the seller is an underwriter of the securities being sold);

(c)    does not solicit orders to buy in connection with the transaction and does not make any payment in connection with such sale to anyone other than the selling broker; and

(d)    sells at a time when there is adequate current public information about Incara, Inc. (which will be satisfied so long as Incara, Inc. common stock remains registered under the Exchange Act and Incara, Inc. continues to file the necessary reports under the Exchange Act).

The common stock underlying the Series B preferred stock of Incara, Inc. has not been and is not being registered under the Securities Act.

INFORMATION RELATING TO INCARA, INC.

Incara, Inc., formerly known as Incara Cell Technologies, and before that Renaissance Cell Technologies, Inc., is a Delaware corporation wholly owned by Incara Pharmaceuticals. Incara Pharmaceuticals acquired a majority ownership interest in Incara, Inc. in September 1997 and acquired the remaining minority interest in March 2000. Incara, Inc. conducted a liver cell therapy program designed to advance the state of liver cell transplantation by developing and supplying a pharmaceutical quality, proprietary cryopreserved human liver cell transplantation product.

On October 31, 2002, Incara Pharmaceuticals sold substantially all of the assets of Incara, Inc. to Vesta Therapeutics, Inc. because we lacked the financial resources to develop the technology. We recognized a gain of $1,912,000 on the sale and received a right to royalties on products developed using intellectual property transferred to Vesta and other proceeds of $3,422,000. Vesta is a portfolio company of Toucan Capital Corp., a venture capital investor with interests in regenerative medicine, and is developing therapies for repair and regeneration of liver and other major organs.

After the reorganization, Incara, Inc. will succeed to all of the assets, liabilities and operations of Incara Pharmaceuticals. Consequently, the financial statements of Incara, Inc. immediately following the reorganization will be virtually identical to those of Incara Pharmaceuticals prior to the reorganization. Currently, Incara, Inc., as the wholly owned subsidiary of Incara Pharmaceuticals, is consolidated into the financial statements of Incara Pharmaceuticals. Accordingly, separate historical financial statements of Incara, Inc. and pro forma financial statements reflecting completion of the reorganization have not been included in this proxy statement-prospectus. Incara, Inc.’s address and telephone number are the same as Incara Pharmaceuticals’ address and telephone number.

Incara, Inc. will change its name to “Incara Pharmaceuticals Corporation” as part of the reorganization.

BUSINESS OF INCARA PHARMACEUTICALS

General

Incara Pharmaceuticals is developing new classes of disease modifying antioxidant small molecules, initially targeting neurodegenerative disorders. Oxygen-derived free radicals are a common step in the pathways that lead to a variety of diseases. Our compounds have demonstrated efficacy in tissue culture and animal preclinical models of amyotrophic lateral sclerosis, or ALS, which is also known as Lou Gehrig’s disease, stroke and spinal cord injury. In addition, the role of oxygen-derived free radicals in other neurodegenerative diseases such as Parkinson’s and multiple sclerosis has been widely studied and documented. We have also demonstrated efficacy for our catalytic antioxidants in preclinical models of cancer, respiratory diseases and diabetes.

Our website address is www.incara.com. We make available free of charge through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC.

Because Incara, Inc. currently conducts no business and will succeed to the business of Incara Pharmaceuticals in the reorganization, the term “we” and “our” in this proxy statement-prospectus refers to the combined entity after the reorganization.

Oxygen Stress and Disease

Oxygen plays a pivotal role in supporting life by enabling energy stored in food to be converted to energy that living organisms can use. The ability of oxygen to participate in key metabolic processes derives from its highly reactive nature. This reactivity is necessary for life, but also generates different forms of oxygen that can react harmfully with living organisms. In the body, a small proportion of the oxygen we consume is converted to superoxide, a free radical species that gives rise to hydrogen peroxide, hydroxyl radical, peroxynitrite and various other oxidants.

Oxygen-derived free radicals can damage DNA, proteins and lipids resulting in inflammation and both acute and delayed cell death. (Figure 1.) The body protects itself from the harmful effects of free radicals and other oxidants through multiple antioxidant enzyme systems such as superoxide dismutases, or SOD. These natural antioxidants convert the reactive molecules into compounds suitable for normal metabolism. When too many free radicals are produced for the body’s normal defenses to convert, “oxidative stress” occurs with a cumulative result of reduced cellular function and, ultimately, disease.

Figure 1. Interrelationship of superoxide and other cellular oxidants leading to damage to cellular constituents resulting in dysfunction or cell death.

Free radical biology is one of the most widely studied areas in modern science; over 50,000 papers on the subject have been published in the past 30 years. Increasingly, data point to oxygen-derived free radicals as a primary cause of a large variety of diseases, including neurological disorders such as ALS, Parkinson’s disease, Alzheimer’s disease and stroke and in non-neurological disorders such as cancer radiation therapy damage, chronic bronchitis and asthma.

Antioxidants as Therapeutics

Because of the role that oxygen-derived free radicals play in disease, scientists are actively exploring the possible role of antioxidants as a treatment for related diseases. Pre-clinical and clinical studies involving treatment with the body’s natural antioxidant enzyme, superoxide dismutase, or SOD, or more recently, studies involving over-expression of SOD in transgenic animals, have shown promise of therapeutic benefit in a broad range of disease therapy. Increased SOD function improves outcome in animal models of conditions including stroke, ischemia-reperfusion injury to various organs, harmful effects of radiation and chemotherapy for the treatment of cancer, and in neurological and pulmonary diseases. Clinical studies with bovine SOD, under the brand Orgotein, or recombinant human SOD in several conditions including arthritis and protection from limiting side effects of cancer radiation or chemotherapy treatment have also shown promise of benefit. The major limitations of SOD as a therapeutic are those found with many proteins, most importantly limited cell penetration and allergic reactions; the latter resulted in withdrawal of Orgotein from the market in all but Spain.

Catalytic Antioxidants vs. Antioxidant Scavengers

From a functional perspective, antioxidant therapeutics can be divided into two broad categories, scavengers and catalysts. Antioxidant scavengers are compounds where one antioxidant molecule combines with one reactive oxygen molecule and both are consumed in the reaction. There is a one-to-one ratio of the antioxidant and the reactive molecule. With catalytic antioxidants, in contrast, the antioxidant molecule can repeatedly inactivate reactive oxygen molecules, thus a many-to-one ratio exists between the reactive oxygen molecules and the antioxidant.

Vitamin derivatives that are antioxidants are scavengers. The SOD enzymes produced by the body are catalytic antioxidants. Catalytic antioxidants are typically much more potent than antioxidant scavengers.

Use of antioxidant scavengers, such as thiols or vitamin derivatives, has shown promise of benefit in pre-clinical and clinical studies. Ethyol, a thiol-containing antioxidant, is approved for reducing radiation and chemotherapy toxicity during cancer treatment, and clinical studies have suggested benefit of other antioxidants in kidney and neurodegenerative diseases. However, large sustained doses of the compounds are required as each antioxidant scavenger molecule is consumed by its reaction with the free radical. Toxicities and the inefficiency of scavengers have limited the utility of antioxidant scavengers to very specific circumstances.

Incara’s Catalytic Antioxidant Program

The findings of research on natural antioxidant enzymes and antioxidant scavengers strongly support the concept of antioxidants as a broad new class of pharmaceuticals if the noted limitations could be overcome. We established our research and development program to exploit the therapeutic potential of small molecule catalytic antioxidants. We have succeeded in our initial research objectives and are preparing to extend our preclinical accomplishments into clinical trials.

Our catalytic antioxidant program initial objectives are to:

•	Create stable small molecule antioxidants without the limitations of SOD so that they

o   have broader antioxidant activity,

o   have better tissue penetration,

o   have a longer life in the body, and

o   are not proteins, which are more difficult and expensive to manufacture.

•	Retain the catalytic mechanism and high antioxidant efficiency of the natural enzymes.

We have created a class of small molecules that consume free radicals catalytically; that is they are not themselves consumed in the reaction. The most advanced compounds from this effort have shown efficacy in a variety of animal models, including ALS, stroke, radiation injury, pulmonary diseases, and diabetes, and are now ready to proceed to an investigational new drug, or IND, application status.

This class of compounds, created and developed over the past seven years, is a patent protected group of manganoporphyrins that retain the positive benefits of antioxidant enzymes, are active in animal models of disease and, unlike the body’s own enzymes, have properties that make them suitable drug development candidates.

We established our catalytic antioxidant program with the acquisition of a majority interest in Aeolus Pharmaceuticals, Inc. in July 1995. In March 2000, we acquired the remaining minority interest in Aeolus, which is now our wholly owned subsidiary. The scientific founders of Aeolus, James D. Crapo, M.D., and Irwin Fridovich, Ph.D., in collaboration with colleagues at Duke University, the National Jewish Medical and Research Center and Incara, are working to develop small molecules as therapeutics that act in the same manner as naturally occurring antioxidant enzymes.

Catalytic Antioxidants in Neurodegenerative Diseases

The body protects itself from the harmful effects of oxygen-derived free radicals through multiple antioxidant enzyme systems. When too many free radicals are produced for the body’s normal defenses to detoxify, “oxidative stress” occurs. It has been experimentally demonstrated in tissue culture and animal models that oxygen stress plays a critical role in neuronal cell death, and oxidative stress is apparent in both acute and chronic neurodegenerative diseases, including ALS, stroke and Parkinson’s disease.

The body’s natural antioxidants have demonstrated some efficacy in models of neurodegeneration, however delivery and stability issues have reduced enthusiasm to clinically develop these molecules. Our program is designed to create stable small molecule antioxidants without the limitations of the body’s natural antioxidants.

Catalytic Antioxidants in ALS

Amylotrophic lateral sclerosis, or ALS, the most common motor neuron disease, results from progressive degeneration of both upper and lower motor neurons. The incidence is 1-2 per 100,000 people. ALS occurs twice as often in men as women, with typical onset between 50 and 70 years of age. ALS is progressive and approximately 80% of ALS patients die within five years of diagnosis, with only 10% living more than 10 years. The average life expectancy is three years after diagnosis, with death from respiratory and /or bulbar muscle failure. The International Alliance of ALS/MND Associations reports there are over 350,000 patients with ALS/MND worldwide and 120,000 cases diagnosed each year. In the United States, there are approximately 30,000 patients with ALS with 5,000 new patients diagnosed each year.

Sporadic (i.e., of unknown origin) ALS is the most common form, accounting for 80-90% of cases. The cause of sporadic ALS is unclear. Familial ALS comprises the remainder of cases and 10-20% of these patients have a mutated SOD1 gene. More than 90 point mutations have been identified, all of which appear to associate with ALS, and result in motor neuron disease in corresponding transgenic mice. SOD mutations have been observed in both familial and sporadic ALS patients, although the nature of the dysfunction produced by the SOD1 mutations remains unclear. The clinical and pathological manifestations of familial ALS and sporadic ALS are indistinguishable suggesting common pathways in both types of disease.

The study of ALS has changed in recent years with the development of transgenic mice that express the mutant human SOD1, facilitating the search for new ALS treatments. These mice exhibit a motor neuron disease that presents initially as hind limb weakness, at about 100-120 days of age, and progresses to respiratory failure within 10-15 days of symptom onset. To date, a large majority of all reported studies in this model initiate treatment substantially prior to symptom onset, e.g. at 30-60 days of age. Extension of survival from such studies must be carefully examined, and includes both a delay in symptom onset, and in some cases an extension of survival after symptom onset. The stated goal of these studies is to examine the biology of ALS development, and the clinical relevance of this “pre-treatment” model must be considered carefully.

John P. Crow, Ph.D., and his colleagues at the University of Alabama at Birmingham have tested Incara’s lead compound AEOL 10150 in an ALS model in an initial and then a confirmatory experiment. The experiments conducted by Crow (now at the University of Arkansas College of Medicine) were designed to be clinically relevant by beginning treatment only after the onset of symptoms in the animals.

Twenty-four confirmed transgenic mice were alternately assigned to control, or AEOL 10150-treatment on the day of symptom onset, which was defined as a noticeable hind-limb weakness. Treatment began on the day of symptom onset. The initial dose of AEOL 10150 was 5 mg/kg interperitoneally (IP), with continued treatment at a dose of 2.5 mg/kg once a day interperitoneally until death or near death.

Table 1. Effect of AEOL 10150 on survival of G93A transgenic mice.

Treatment	Age at Symptom onset mean days + SD (range)	Survival Interval mean days + SD (range)	P-value Log-rank (v. control)	P-value Wilcoxon (v. control)

Control	104.8 + 1.43 (100-112)	12.8 + 0.79 (9-16)

AEOL 10150	106.1 + 1.5 (100-115)	32.2 + 2.73 (15-46)	< 0.0001	0.0002

Table 1 and Figure 1 show that AEOL 10150 treatment resulted in a greater than 2.5 times mean survival interval, compared to control. AEOL 10150-teated mice were observed to remain mildly disabled until a day or two before death. In contrast, control mice experienced increased disability daily.

A second study was initiated by Dr. Crow that confirmed and expanded upon these findings.

Stroke

An estimated 600,000 people in the United States annually suffer strokes. In the United States, strokes kill approximately 158,000 people annually and have left more than 1,000,000 people disabled to some extent, according to the American Heart Association. The estimated direct cost of stroke is over $28 billion annually, much of which is attributable to the high expense of rehabilitating and caring for victims.

Stroke is an injury to the brain caused by the blockage of blood flow. The reestablishment of blood flow after blockage can cause further damage, which is called reperfusion injury. Many scientists believe that the damage from stroke and reperfusion injury is caused, at least in part, by free radicals. In animal models of stroke, in which the middle cerebral artery of a rat or mouse is blocked for 60 to 90 minutes and then unblocked, AEOL 10113 and AEOL 10150 significantly reduced damaged brain tissue, even when introduced as late as 7.5 hours after the start of the stroke. AEOL 10150 also significantly reduced damaged brain tissue in a mouse model of severe stroke in which blood flow to a portion of the brain was permanently blocked.

Indications for Catalytic Antioxidants outside Neurodegeneration

Positive preclinical data has been generated by Incara’s catalytic antioxidants in applications other than neurodegeneration. Incara is actively pursuing opportunities for strategic collaborations with larger pharmaceutical companies in these applications.

Use in Cancer Therapy

Combinations of surgery, chemotherapy and radiation treatments are the mainstay of modern cancer therapy. Success is often determined by the ability of patients to tolerate the most aggressive, and most successful, treatment regimens. A compound that would directly inhibit tumor growth and protect against the therapy-limiting side effects of other cancer treatment could enhance the success of therapy. Preclinical studies have found that our catalytic antioxidant, AEOL 10113, inhibits formation of blood vessels required for tumor growth, and protects normal tissues from damage induced by radiation and chemotherapy. We are actively pursuing further outside funding in the form of partnerships or NIH SBIR grants to identify a lead compound with the optimal combination of these properties. AEOL 10113 is our lead candidate in the cancer therapy area.

Antitumor Effect of Catalytic Antioxidants. A drug to protect normal cells will not be useful if it also protects tumor cells. In a model in which breast cancer cells were transplanted into rats, AEOL 10113 did not protect the tumor cells from radiation. Instead, the antitumor effect of radiation was enhanced by administration of the compound. Both AEOL 10113 and the related compound AEOL 10150 have also shown some degree of antitumor activity in the absence of radiation therapy in rat models of breast and skin cancers.

Radiation Therapy. It has been recognized for many years that radiation therapy produces oxygen free radicals in the body that react with cellular components to kill cancer cells. These free radicals also harm normal healthy tissue, limiting the dose of radiation that can be given in cancer therapy and causing toxicities such as oral mucositis and lung inflammation and fibrosis. Our catalytic antioxidants have been shown to limit the adverse effects of radiation on normal tissue in the brain, lung and lining of the intestinal tract.

Radiation-Induced Mucositis. Oral ulcerative mucositis is characterized by formation of painful ulcers in the mouth and is a common dose-limiting side effect of drug and radiation therapy for cancer. An Incara catalytic antioxidant has reduced the extent and duration of severe radiation-induced mucositis in a preclinical animal model. The compound has shown activity both when given topically as an oral rinse and when injected into the abdominal cavity.

Radiation-Induced Lung Toxicity. The ability of radiation therapy to treat tumors involving the chest such as lung or breast cancer is often limited by injury to the normal lung caused by radiation. Currently, radiation-related pulmonary symptoms occur in up to 30% of patients irradiated for lung cancer, breast cancer, lymphoma or thymoma. In laboratory experiments, our catalytic antioxidant AEOL 10113 significantly protected the normal lung tissue of rats against damage caused by radiation.

Developmental Research. In August 2003, we were awarded a Small Business Innovation and Research grant from the National Cancer Institute, a division of the National Institutes of Health, or NIH. Pursuant to the grant, we will study the antitumor and radiation-protective effects of our catalytic antioxidants. The study will be funded in two phases of $100,000 and $750,000. Work on the first phase of the grant began in August 2003 and its objective is to select one of our catalytic antioxidant compounds to use in the second phase of the study. The second phase grant of $750,000 is contingent upon the NIH’s determination that the first phase results are satisfactory. The second phase grant is payable over two years and will explore the ability of the selected compound to inhibit tumors from becoming channels for further cancerous growth and block damage to normal tissue from radiation therapy. Both segments of the study will be a collaboration between us and the Department of Radiation Oncology at Duke University Medical Center.

Catalytic Antioxidants in Respiratory Diseases

Chronic obstructive pulmonary disease, or COPD, is a collective term for diseases characterized by difficulty in expelling air from the lungs. The three diseases most commonly labeled COPD are asthma, chronic bronchitis, and emphysema. According to the National Health Interview Survey taken in 1993, approximately 25 million people in the United States had COPD, including approximately 10 million with asthma, 13 million with chronic bronchitis and 2 million with emphysema. COPD is the fourth leading cause of death in the United States.

Asthma is characterized by acute episodes of difficulty in breathing due to reversible constriction of the airways in the lung. These episodes are initiated by allergies to particular substances, physical conditions (e.g. cold, humidity or exercise), or respiratory infections. Reactive oxygen- and nitrogen-derived free radicals are believed to be involved in the inflammation and airway constriction that is characteristic of an asthma attack. When given by inhalation our compounds reduce markers of airway inflammation in an animal model of allergy-induced asthma attacks.

Chronic bronchitis is an inflammatory and degenerative condition in which the ability of the lung to transfer oxygen to the blood stream is gradually decreased by damage to the lung tissue. Cigarette smoking is the major cause. Much of the damage caused by cigarette smoke and other pollutants is believed to be caused by free radicals. AEOL 10150 reduced the extent of lung tissue damage induced by tobacco smoke in an animal model of chronic bronchitis when administered by inhalation.

There are no treatments that have been shown to slow the progression of COPD. Currently most patients are treated to relieve symptoms, using many of the same compounds that are used to treat asthma.

Diabetes

Type I diabetes is caused by the autoimmune destruction of insulin-producing beta cells in the pancreas. A body of evidence suggests that oxygen-derived free radicals contribute to the mechanisms of beta cell destruction. Beta cells genetically engineered to over produce antioxidant enzymes have been shown to be resistant to some oxygen free radical damage. Other scientists have shown that increased production of SOD in pancreatic beta cells of mice provides the mice resistance in experimental models of diabetes.

Data from an animal model of Type 1 diabetes suggest that treatment of susceptible patients with a catalytic antioxidant might delay or prevent disease. Also, treatment with a catalytic antioxidant could delay the progression or prevent the occurrence of diabetic complications such as vascular disease, kidney disease, blindness, etc. which are mediated, in part, by free radical mechanisms.

Commercialization

Assuming successful development of one or more of our compounds, the effective marketing of a pharmaceutical for treatment of these indications will require the resources of a large sales organization. We intend to seek development, marketing and/or licensing arrangements for the uses of our catalytic antioxidant compounds with pharmaceutical companies that have an established marketing presence in the target indications.

To successfully commercialize our other catalytic antioxidant programs, we must seek academic or corporate partners with expertise in areas outside our own or develop this expertise internally. We might not be able to successfully develop our catalytic antioxidant technology, either internally or through collaboration with others.

Collaborative and Licensing Arrangements

Duke Licenses

Through our subsidiary, Aeolus, we have obtained exclusive worldwide rights from Duke University to products using antioxidant technology and compounds developed by Dr. Irwin Fridovich and other scientists at Duke. These scientists provide research support and advice in the field of free radical and antioxidant research. Further discoveries in the field of antioxidant research from these scientists’ laboratories at Duke also are covered by the licenses from Duke. We must pay royalties to Duke on net product sales during the term of the Duke licenses, and must make payments upon the occurrence of development milestones. In addition, we are obligated under the Duke license to pay patent prosecution, maintenance and defense costs. The Duke licenses are terminable in the event of breach and otherwise expire when the last licensed patent expires.

National Jewish License

In September 1997, we executed a Sponsored Research Agreement with National Jewish Medical and Research Center. The National Jewish Agreement grants Aeolus an option to negotiate a royalty-bearing exclusive license for technology, patents and inventions resulting from research at National Jewish within the field of antioxidant compounds and related discoveries. We have agreed to support National Jewish’s costs incurred in performance of the research. In November 2000, we obtained an exclusive worldwide license from National Jewish to develop, make, use and sell products using proprietary information and technology developed under this sponsored research agreement. We must make milestone payments to National Jewish upon the occurrence of development milestones and pay royalties on net sales. We are also obligated to pay patent filing, prosecution, maintenance and defense costs. The National Jewish license is terminable in the event of breach and otherwise expires when the last licensed patent expires.

Elan Corporation, plc

In May 2002, we entered into a collaboration transaction with Elan for the development of our catalytic antioxidant compounds as a treatment for tissue damage from cancer radiation and chemotherapy. Although Elan and we terminated this collaboration in January 2003, we will pay Elan a royalty on net sales of our catalytic antioxidant products sold, if any, for the prevention and treatment of radiation-induced and chemotherapy-induced tissue damage.

Manufacturing

Assuming the successful development of one or more of our catalytic antioxidant compounds, we plan to contract with third parties for manufacturing capabilities.

Marketing

Most of our potential catalytic antioxidant products are being developed for large therapeutic markets, such as stroke and respiratory diseases. We believe these markets are best approached by partnering with established biotechnology or pharmaceutical companies that have broad sales and marketing capabilities. We are pursuing collaborations of this type as part of our search for development partners. We might not be able to enter into any marketing arrangements for any of our products on satisfactory terms.

Competition

General

Competition in the pharmaceutical industry is intense and we expect it to increase. Technological developments in our field of research and development occur at a rapid rate and we expect competition to intensify as advances in this field are made. We will be required to continue to devote substantial resources and efforts to research and development activities. Our most significant competitors, among others, are fully integrated pharmaceutical companies and more established biotechnology companies, which have substantially greater financial, technical, sales and marketing, and human resources than we do. These companies might succeed in obtaining regulatory approval for competitive products more rapidly than we can for our products. In addition, competitors might develop technologies and products that are cheaper, safer or more effective than those being developed by us or that would render our technology obsolete.

We expect that important competitive factors in our potential product markets will be the relative speed with which we and other companies can develop products, complete the clinical testing and approval processes, and supply commercial quantities of a competitive product to the market. With respect to clinical testing, competition might result in a scarcity of clinical investigators and patients available to test our potential products, which could delay development.

As described below, we are aware of products in research or development by our competitors that address the diseases and therapies being targeted by us. In addition to the competitors and products discussed below, there might be other competitors of whom we are unaware with products which might be more effective or have fewer side effects than our products and those of our known competitors.

Antioxidants

Several companies have explored the therapeutic potential of antioxidant compounds in numerous indications. Historically, most of these companies have focused on engineered versions of naturally occurring antioxidant enzymes, but with limited success, perhaps because the large size of these molecules makes delivery into the cells difficult. Antioxidant drug research continues at a rapid pace despite previous clinical setbacks. In October 1998, Metaphore Pharmaceuticals, Inc. reported results from preclinical studies of a small molecule that performs the same chemical reactions as the antioxidant enzyme superoxide dismutase. Metaphore reported that this compound substantially reduced tissue damage due to inflammation and reperfusion in animal models. During 2002, Metaphore received approximately $30 million in venture capital funding to pursue its antioxidant program. Eukarion, Inc. is also developing similar compounds, which are in preclinical development for conditions associated with damage caused by free radicals. Novia Pharmaceuticals also is pursuing antioxidant research in neurodegenerative diseases. Novia currently is testing its compound, AD4, in animal studies of Parkinson’s disease and multiple sclerosis.

ALS

Rilutek® (riluzole) is marketed by Aventis SA and is the only approved treatment for ALS in the United States and the European Union, or EU. Administration of Rilutek prolongs survival of ALS patients by an average of 60-90 days, but has little or no effect on the progression of muscle weakness, or quality of life. Rilutek was approved in the U.S. in 1995, and in 2001 in the EU.

Reduction of Radiation or Chemotherapy Induced-Injury in Cancer Therapy

Amifostine (Ethyol®) is marketed by MedImmune, Inc. for use in reduction of chemotherapy-induced kidney toxicity, and radiation-induced xerostomia (damage to the salivary gland). Eukarion, Inc. and Modex Therapeutics Ltd. have initiated investigations of a small molecule antioxidant to reduce radiation-induced skin damage in breast cancer therapy.

Acute Stroke Treatment

Recombinant tissue plasminogen activator, or rTPA, is approved in the U. S., Germany and several additional countries for acute stroke treatment in selected patients, but because this drug must be given within three hours of stroke onset, only about 1-2 % of stroke patients qualify for and receive rTPA. AstraZeneca plc is developing a nitrone compound with free radical trapping properties for stroke. The compound, licensed from Renovis, Inc., is currently in two Phase 3 clinical trials. The Stroke Trials Directory at Washington University (www.strokecenter.org) lists approximately 30 active clinical studies on a wide variety of acute stroke interventions, including several trials of drugs or biologics. If effective, some of these compounds could be complementary to our compounds or, alternatively, become competitors.

Respiratory Disease

There are several medications on the market to treat the acute symptoms of COPD, including medications that dilate the airways, steroids that reduce inflammation, and some compounds to reduce mucus. These compounds mainly relieve the acute airway constriction and inflammation. No treatments have been shown to decrease the progression of chronic bronchitis or emphysema.

Patents and Proprietary Rights

We currently license rights to our potential products from third parties. We generally seek patent protection in the United States and other jurisdictions for the potential products and proprietary technology licensed from these third parties. The process for preparing and prosecuting patents is lengthy, uncertain and costly. Patents might not issue on any of the pending patent applications owned or licensed by us from third parties. Even if patents issue, the claims allowed might not be sufficiently broad to protect our technology or provide us protection against competitive products or otherwise be commercially valuable. Patents issued to or licensed by us could be challenged, invalidated, infringed, circumvented or held unenforceable. Even if we successfully defend our patents for our products, the costs of defense can be significant.

Our catalytic antioxidant small molecule technology base is described in eight issued U.S. patents and 41 patent applications that are pending. These patents and patent applications belong in whole or in part to Duke or National Jewish and are licensed to us. These patents and patent applications cover soluble manganic porphyrins as antioxidant molecules as well as targeted compounds obtained by coupling such antioxidant compounds to molecules that bind to specific extracellular elements. The pending and issued U.S. patent applications include composition of matter claims for several series of compounds. Corresponding international patent applications have been filed as we deem appropriate, two of which have issued.

In addition to patent protection, we rely upon trade secrets, proprietary know-how and technological advances that we seek to protect in part through confidentiality agreements with our collaborative partners, employees and consultants. Our employees and consultants are required to enter into agreements providing for confidentiality and the assignment of rights to inventions made by them while in our service. We also enter into non-disclosure agreements to protect our confidential information furnished to third parties for research and other purposes. These types of agreements can be difficult to enforce and for some types of breach there is no satisfactory remedy for unauthorized disclosures. It is possible that our trade secrets and proprietary know-how will become known or will be independently discovered by others despite our efforts.

Our commercial success will also depend in part on our ability to commercialize products without infringing patents or other proprietary rights of others or breaching the licenses granted to us. If we are not able to obtain a license to any third-party technology needed for our business at a reasonable cost, we might have to stop developing the product.

As with any pharmaceutical company, our patent and other proprietary rights are uncertain. The patent rights related to our products might conflict with current or future proprietary rights of others. For the same reasons the products of others could infringe our patent or proprietary rights. Litigation or patent interference proceedings, either of which could result in substantial cost, might be necessary to enforce any patents or other proprietary rights issued to us or to determine the scope and validity or enforceability of other parties’ proprietary rights. The defense and prosecution of patent and intellectual property claims are both costly and time consuming, even if the outcome is favorable to us. Any adverse outcome could make us pay damages to third parties, require disputed rights to be licensed from third parties, or require us to cease selling our products.

Government Regulation

Our research and development activities and the manufacturing and marketing of our future products are subject to regulation by numerous governmental agencies in the United States and in other countries. The U. S. Food and Drug Administration, or the FDA, and comparable agencies in other countries impose mandatory procedures and standards for the conduct of clinical trials and the production and marketing of products for diagnostic and human therapeutic use. Before obtaining regulatory approvals for the commercial sale of any of our products under development, we must demonstrate through preclinical studies and clinical trials that the product is safe and efficacious for use in each target indication. The results from preclinical studies and early clinical trials might not be predictive of results that will be obtained in large-scale testing. Our clinical trials might not successfully demonstrate the safety and efficacy of any products or result in marketable products.

The steps required by the FDA before new drug products may be marketed in the United States include:

•	preclinical studies;

•	the submission to the FDA of a request for authorization to conduct clinical trials on an investigational new drug, which must become effective before human clinical trials may commence;

•	adequate and well-controlled Phase 1, 2 and 3 human clinical trials to establish the safety and efficacy of the drug for its intended use;

•	submission to the FDA of a New Drug Application, or NDA; and

•	review and approval of the NDA by the FDA before the product may be shipped or sold commercially.

In addition to obtaining FDA approval for each product, each manufacturing establishment must be registered with the FDA and undergo an inspection prior to the approval of an NDA. Each manufacturing facility, and its quality control and manufacturing procedures must also conform and adhere at all times to the FDA’s good manufacturing practices, or cGMP, regulations. In addition to preapproval inspections, the FDA and other government agencies regularly inspect manufacturing facilities for compliance with these requirements. Manufacturers must expend time, money and effort in the area of production and quality control to ensure full technical compliance with these standards.

Preclinical testing includes laboratory evaluation and characterization of the safety and efficacy of a drug and its formulation. Preclinical testing results are submitted to the FDA as a part of an Investigational New Drug Application, or IND, which must become effective prior to commencement of human clinical trials. Clinical trials are typically conducted in three sequential phases following submission of an IND. Phase 1 represents the initial administration of the drug to a small group of humans, either patients or healthy volunteers, typically to test for safety (adverse effects), dosage tolerance, absorption, distribution, metabolism, excretion and clinical pharmacology, and, if possible, to gain early evidence of effectiveness. Phase 2 involves studies in a small sample of the actual intended patient population to assess the efficacy of the drug for a specific indication, to determine dose tolerance and the optimal dose range and to gather additional information relating to safety and potential adverse effects. Once an investigational drug is found to have some efficacy and an acceptable safety profile in the targeted patient population, Phase 3 studies are initiated to further establish clinical safety and efficacy of the therapy in a broader sample of the general patient population, in order to determine the overall risk-benefit ratio of the drug and to provide an adequate basis for any physician labeling. During all clinical studies, we must take care to adhere to good clinical practice, or GCP, standards. The results of the research and product development, manufacturing, preclinical studies, clinical studies and related information are submitted in an NDA to the FDA.

The process of completing clinical testing and obtaining FDA approval for a new drug is likely to take a number of years and require the expenditure of substantial resources. If an application is submitted, there can be no assurance that the FDA will review and approve the NDA. Even after initial FDA approval has been obtained, further studies, including post-market studies, might be required to provide additional data on safety and will be required to gain approval for the use of a product as a treatment for clinical indications other than those for which the product was initially tested. Also, the FDA will require post-market reporting and might require surveillance programs to monitor the side effects of the drug. Results of post-marketing programs might limit or expand the further marketing of the products. Further, if there are any modifications to the drug, including changes in indication, manufacturing process, labeling or a change in manufacturing facility, an NDA supplement might be required to be submitted to the FDA.

The rate of completion of any clinical trials will be dependent upon, among other factors, the rate of patient enrollment. Patient enrollment is a function of many factors, including the size of the patient population, the nature of the trial, the availability of alternative therapies and drugs, the proximity of patients to clinical sites and the eligibility criteria for the study. Delays in planned patient enrollment might result in increased costs and delays, which could have a material adverse effect on us.

Failure to comply with applicable FDA requirements might result in a number of consequences that could materially and adversely affect us. Failure to adhere to approved trial standards and GCPs in conducting clinical trials could cause the FDA to place a clinical hold on one or more studies which would delay research and data collection necessary for product approval. Noncompliance with GCPs could also have a negative impact on the FDA’s evaluation of an NDA. Failure to adhere to GMPs and other applicable requirements could result in FDA enforcement action and in civil and criminal sanctions, including but not limited to fines, seizure of product, refusal of the FDA to approve product approval applications, withdrawal of approved applications, and prosecution.

Whether or not FDA approval has been obtained, approval of a product by regulatory authorities in foreign countries must be obtained prior to the commencement of marketing of the product in those countries. The requirements governing the conduct of clinical trials and product approvals vary widely from country to country, and the time required for approval might be longer or shorter than that required for FDA approval. Although there are some procedures for unified filings for some European countries, in general, each country at this time has its own procedures and requirements. There can be no assurance that any foreign approvals would be obtained.

In addition to the regulatory framework for product approvals, we and our collaborative partners must comply with laws and regulations regarding occupational safety, laboratory practices, the use, handling and disposition of radioactive materials, environmental protection and hazardous substance control, and other local, state, federal and foreign regulation. The impact of such regulation upon us cannot be predicted and could be material and adverse.

Discontinued Programs

Our historical cash expenditures prior to September 30, 2002 were significantly higher than our projected future spending rate. This lower level of expenditures results from the discontinuation of the deligoparin program in September 2002 and the liver cell therapy program in October 2002.

Liver Cell Therapy

As discussed under “Information Relating to Incara, Inc.,” we acquired a majority ownership interest in Incara, Inc., formerly Incara Cell Technologies, Inc., in September 1997 and the remaining minority interest in March 2000. Incara, Inc. operated a program to advance the state of liver cell transplantation. We sold substantially all of the assets of the liver cell therapy program in October 2002 and we no longer operate the program.

Incara Development, Ltd.

In January 2001, we entered into a collaborative and financing transaction with Elan. As part of the transaction, Elan and we formed Incara Development, Ltd. to develop deligoparin. In January 2001, Incara Development initiated a Phase 2/3 pivotal clinical trial for deligoparin in patients with ulcerative colitis. The trial enrolled 138 patients at 30 academic and private medical centers. The study was designed to examine the effects of subcutaneous injection of deligoparin in patients with symptoms of active ulcerative colitis who were also receiving standard medical treatment. In September 2002, we announced that analysis of the results from the clinical trial of deligoparin for the treatment of ulcerative colitis showed that treatment with deligoparin did not meet the primary or secondary endpoints of the study. Although the drug appeared to be safe, the results of the trial did not justify further development of deligoparin for treatment of ulcerative colitis and the development of deligoparin was terminated. Elan and we intend to end our collaboration in the joint venture and we do not expect to incur any significant additional expenses.

Employees

We had 12 full-time employees at August 31, 2003. None of our employees is represented by a labor union. We consider our employee relations to be good. We are highly dependent on the principal members of our management and scientific staff. The loss of any key employee could have a material adverse effect on us. In addition, we believe that our future success will depend in large part upon our ability to attract and retain highly skilled scientific and managerial personnel. We face intense competition for such personnel from other companies, research and academic institutions, government entities and other organizations. We might not be successful in hiring or retaining the personnel we require.

Properties

We currently lease 17,280 square feet of office and laboratory space in Research Triangle Park, North Carolina, which is leased through June 2006. We believe that these facilities are adequate to meet our needs for now and the foreseeable future. We have subleased approximately 2,200 square feet of our laboratory space through June 2006.

Legal Proceedings

We are not a party to any material legal proceedings.

MARKET FOR COMMON EQUITY

AND RELATED STOCKHOLDER MATTERS

Our common stock has been quoted on the OTC Bulletin Board under the symbol “INCR” since September 25, 2002. Prior to that time, our common stock was listed on the Nasdaq National Market. After the reorganization, the common stock of Incara, Inc. will continue to be quoted on the OTC Bulletin Board under the symbol “INCR”. The following sets forth the quarterly high and low sales prices or bid and asked prices as reported by Nasdaq or the OTC Bulletin Board, respectively, for the periods indicated. These prices are based on quotations between dealers, which do not reflect retail mark-up, markdown or commissions, and do not necessarily represent actual transactions.

	High/Asked	Low/Bid
Fiscal Year Ended September 30, 2001
October 1, 2000 through December 31, 2000	$3.75	$1.8125
January 1, 2001 through March 31, 2001	$3.25	$ 1.50
April 1, 2001 through June 30, 2001	$2.25	$ 1.00
July 1, 2001 through September 30, 2001	$1.95	$ 1.15

Fiscal Year Ended September 30, 2002
October 1, 2001 through December 31, 2001	$1.90	$ 1.05
January 1, 2002 through March 31, 2002	$1.53	$ 0.65
April 1, 2002 through June 30, 2002	$1.08	$ 0.26
July 1, 2002 through September 30, 2002	$0.50	$ 0.07

Fiscal Year Ended September 30, 2003
October 1, 2002 through December 31, 2002	$0.14	$ 0.05
January 1, 2003 through March 31, 2003	$0.10	$ 0.03
April 1, 2003 through June 30, 2003	$0.24	$ 0.03
July 1, 2003 through September 30, 2003	$0.51	$ 0.10

As of August 31, 2003, the number of record holders of our common stock was 177 and we estimate that the number of beneficial owners was approximately 4,200.

DIVIDENDS

We have never paid a cash dividend on our common stock and we do not anticipate paying cash dividends in the foreseeable future. In addition, we cannot pay any cash dividends on our common stock unless we are current on the mandatory dividend payable on our Series C preferred stock. Further, if we pay a cash dividend on our common stock we also must pay the same dividend on an as converted basis on the Series B preferred stock and the Series C preferred stock. Moreover, any additional preferred stock to be issued and any future credit facilities might contain restrictions on our ability to declare and pay dividends on our common stock. We plan to retain all earnings, if any, for the foreseeable future for use in the operation of our business and to fund future growth.

After the reorganization, there will be no outstanding Series C preferred stock and no mandatory dividends payable on any class of equity security of Incara, Inc. All of the same restrictions on the payment of dividends discussed above for Incara Pharmaceuticals will be applicable to Incara, Inc.

CAPITALIZATION

The following table presents the pro forma consolidated capitalization of Incara Pharmaceuticals and Incara, Inc. at June 30, 2003, adjusted to give effect to the reorganization. The pro forma adjustments include:

•	the borrowing of the full $3.0 million under the promissory note issued to Goodnow Capital and the conversion of the principal (but not interest) into 30,000,000 shares of common stock (designated as (a) in the table);

•	converting a $35,000 promissory note issued to W. Ruffin Woody, Jr. in July 2003 into 350,000 shares of common stock (designated as (b) in the table); and

•	converting the Series C preferred stock and accreted dividends through June 30, 2003 into 2,197,204 shares of common stock (designated as (c) in the table).

The outstanding share information shown in the table excludes 16,756,901 shares of common stock issuable upon exercise of outstanding stock options, 2,525,812 shares of common stock reserved for issuance under our 1994 Stock Option Plan, 1,554,021 shares issuable upon exercise of warrants for common stock, 135,991 shares of common stock reserved for issuance pursuant to our Employee Stock Purchase Plan and 22,191 shares issuable upon exercise of warrants for Series B preferred stock, all calculated as of August 31, 2003. Upon the reorganization, all stock options and warrants of Incara Pharmaceuticals will be exchanged for stock options and warrants of Incara, Inc. with the same terms.

	June 30, 2003
	Actual	Pro Forma Adjustments		Pro Forma
	(In thousands, except share data) (Unaudited)
Convertible note payable to Elan	$696	$—		$696
Series C redeemable convertible exchangeable preferred stock, 20,000 shares authorized; 12,015 shares issued and outstanding, actual (liquidation value of $14,260)	14,260	(14,260	)(c)	—
Stockholders’ equity (deficit):
Preferred stock, $.01 par value per share, 3,000,000 shares authorized:
Series B nonredeemable convertible preferred stock, 600,000 shares authorized; 503,544 shares issued and outstanding	5	—		5
Common stock, $.001 par value per share, 80,000,000 shares authorized; 14,095,331 shares issued and outstanding, actual, and 46,642,535 shares issued and outstanding, pro forma	14	30	(a)
		— 3	(b) (c)	47
Additional paid-in capital	104,679	2,970	(a)
		35	(b)
		14,257	(c)	121,941
Restricted stock	(120)	—		(120)
Accumulated deficit	(121,571)	—		(121,571)

Total stockholders’ equity (deficit)	(16,993)	17,295		302

Total capitalization	$(2,037)	$3,035		$998

MANAGEMENT

The directors and executive officers of Incara, Inc. will be the same as those of Incara Pharmaceuticals. As of August 31, 2003, the directors and officers of Incara Pharmaceuticals were as follows:

Directors

Our directors and their ages as of August 31, 2003 are as follows:

Name	Age	Director Since
Clayton I. Duncan	54	1995
David B. Sharrock	67	1995
Edgar H. Schollmaier	69	1998
Stephen M. Prescott, M.D.	55	2000
Eugene J. McDonald	71	2001

Clayton I. Duncan has been President, Chief Executive Officer and a director of Incara Pharmaceuticals since January 1995. Mr. Duncan has been Chairman of the Board of Directors since April 2000. From 1989 until December 1993, Mr. Duncan was President and Chief Executive Officer of Sphinx Pharmaceuticals Corporation, a biopharmaceutical company which was acquired by Eli Lilly and Company in September 1994. From December 1993 until September 1994, he served as an independent consultant to Sphinx with regard to the sale of Sphinx to Lilly. From 1987 to 1989, Mr. Duncan was a General Partner of Intersouth Partners, a venture capital firm. From 1979 to 1987, he was an executive with Carolina Securities Corporation, a regional investment banking firm, serving as Executive Vice President and a director from 1984 to 1987. Mr. Duncan was founder and Chairman of the Board of CRX Medical, Inc., a medical products company that conducted research and development in wound management, ophthalmic disorders and interventional radiology. Mr. Duncan is also a director of Aeolus Pharmaceuticals, Inc., Incara Development, Ltd., CPEC, LLC and Incara, Inc., all of which are subsidiaries of Incara Pharmaceuticals. Mr. Duncan received an M.B.A. from the University of North Carolina at Chapel Hill. In addition, Mr. Duncan serves on the Board of Directors of the Carolina Ballet, a professional ballet company.

David B. Sharrock has been a director of Incara Pharmaceuticals since October 1995. Mr. Sharrock was associated with Marion Merrell Dow, Inc., a multi-national pharmaceutical company, and its predecessor companies for over 35 years until his retirement in December 1993. Most recently, since December 1989, he served as Executive Vice President, Chief Operating Officer and a director and, in 1988, he was named President and Chief Operating Officer of Merrell Dow Pharmaceuticals Inc. Mr. Sharrock is also a director of three small public pharmaceutical public companies, Indevus Pharmaceuticals, Inc., Praecis Pharmaceuticals, Incorporated and MGI Pharma, Inc., and he is a director of Cincinnati Bell Inc.

Edgar H. Schollmaier has been a director of Incara Pharmaceuticals since May 1998. Mr. Schollmaier is the retired Chairman of Alcon Laboratories, Inc., a wholly owned subsidiary of Nestle SA. He served as President of Alcon from 1972 to 1997 and was Chief Executive Officer for the last 20 years of that term. He is a graduate of the University of Cincinnati and the Harvard Graduate School of Business Administration. Mr. Schollmaier is also a director of DENTSPLY International, Inc., a dental products company. In addition, he is a Trustee of Texas Christian University and a director of Cook Children’s Hospital, Research to Prevent Blindness and the Foundation of the American Academy of Ophthalmology.

Stephen M. Prescott, M.D. has been a director of Incara Pharmaceuticals since April 2000. Dr. Prescott is the Executive Director of the Huntsman Cancer Institute at the University of Utah in Salt Lake City. Dr. Prescott received his M.D. degree from Baylor College of Medicine in 1973 and then completed training in Internal Medicine at the University of Utah. Dr. Prescott subsequently undertook advanced research training in biochemistry and molecular biology at Washington University School of Medicine. He joined the faculty at the University of Utah in 1982, and is currently a Professor of Internal Medicine at the University of Utah and holds the H.A. & Edna Benning Presidential Endowed Chair in Human Molecular Biology and Genetics. Dr. Prescott is also the Chief Executive Officer and a director of Huntsman Genomics Corporation. From 1998 until 1999, Dr. Prescott was Director of the Program in Human Molecular Biology & Genetics in the Eccles Institute at the University of Utah.

Eugene J. McDonald was elected to the Board in March 2001. Mr. McDonald is Executive Vice President, Office of Investment Counsel at Duke University and has served at Duke University for more than two decades. Mr.

McDonald founded and was the first president and CEO of Duke Management Company, the investment management affiliate of Duke University. He was Duke’s Chief Financial/Administrative Officer from 1984 to 1990, and, prior to this, served as Vice President and University Counsel. He began his career as professor of law at Georgetown Law School, and as an attorney in the corporate/business practice of Brobeck, Phleger and Harrison in San Francisco. Mr. McDonald serves on the boards of directors of two public companies, Red Hat, Inc. and National Commerce Financial Corporation. He has also served on a number of advisory boards, including those of the New York Stock Exchange’s PMAC Committee and T. Rowe Price Strategic Partners. Mr. McDonald received his undergraduate and law degrees from the University of San Francisco.

Executive Officers

Our executive officers and their ages as of August 31, 2003 are as follows:

Name	Age	Position
Clayton I. Duncan	54	President, Chief Executive Officer and Chairman of the Board of Directors
Richard E. Gammans, Sr.	54	Executive Vice President, Research and Development
Richard W. Reichow	52	Executive Vice President, Chief Financial Officer, Treasurer and Secretary
John P. Richert	53	Vice President, Business Development
W. Bennett Love	48	Vice President, Corporate Planning/Communications

Clayton I. Duncan has been President, Chief Executive Officer and a director of Incara Pharmaceuticals since January 1995. Mr. Duncan has been Chairman of the Board of Directors since April 2000. From 1989 until December 1993, Mr. Duncan was President and Chief Executive Officer of Sphinx Pharmaceuticals Corporation, a biopharmaceutical company which was acquired by Eli Lilly and Company in September 1994. From December 1993 until September 1994, he served as an independent consultant to Sphinx with regard to the sale of Sphinx to Lilly. From 1987 to 1989, Mr. Duncan was a General Partner of Intersouth Partners, a venture capital firm. From 1979 to 1987, he was an executive with Carolina Securities Corporation, a regional investment banking firm, serving as Executive Vice President and a director from 1984 to 1987. Mr. Duncan was founder and Chairman of the Board of CRX Medical, Inc., a medical products company that conducted research and development in wound management, ophthalmic disorders and interventional radiology. Mr. Duncan is also a director of Aeolus Pharmaceuticals, Inc., Incara Development, Ltd., CPEC, LLC, and Incara, Inc., all of which are subsidiaries of Incara Pharmaceuticals. Mr. Duncan received an M.B.A. from the University of North Carolina at Chapel Hill. In addition, Mr. Duncan is a director of the Carolina Ballet, a professional ballet company.

Richard E. Gammans, Sr., Ph.D. has been Executive Vice President, Research and Development, since March 2003, Senior Vice President, Research and Development from January 2003 to March 2003 and Senior Vice President, Antioxidant Therapies from May 2000 to January 2003. Dr. Gammans has over 25 years of experience in drug discovery and development research in pharmaceutical and biotechnology companies. He has a Ph.D. in Medicinal and Pharmaceutical Chemistry, and he held management positions in the Toxicology, Pharmacokinetics, Clinical Pharmacology, and Clinical Research departments of Bristol-Myers Squibb, most recently as Director, CNS Clinical Research and Global Project Director for SerZone. In his career, he has contributed to the development and regulatory approval of seven new chemical entities with over 50 national marketing authorizations in Western Europe and North America, including seven approved United States NDAs. For six years immediately prior to joining Incara, Dr. Gammans directed clinical trials in stroke and anxiety disorders for Indevus Pharmaceuticals, Inc. Dr. Gammans holds an M.S. in Management from Purdue University. Dr. Gammons received his Ph.D. from the University of Georgia School of Pharmacy.

Richard W. Reichow has been Executive Vice President since July 1998, Secretary since October 1995, and Senior Vice President, Chief Financial Officer and Treasurer since March 1995. Mr. Reichow was employed by Sphinx as President and Chief Executive Officer from December 1993 to September 1994, as Vice President, Finance & Administration from August 1991 to September 1994, and as Chief Financial Officer and Treasurer from March 1990 to September 1994. Between September 1994 and March 1995, he was an independent financial consultant. Mr. Reichow was Vice President, Chief Financial Officer and Treasurer of CRX Medical from 1987 to 1990. Mr. Reichow is a Certified Public Accountant (inactive).

John P. Richert has been employed by Incara Pharmaceuticals since 1995, and has been Vice President, Business Development since March 2003 and Vice President, Market Development from December 1996 to March 2003. Mr. Richert served as Director, Market Development with Sphinx from 1991 to 1994. Mr. Richert was employed by Schering-Plough Corporation, a major pharmaceutical manufacturer, from 1981 to 1990 where he held positions of increasing responsibility in marketing. Mr. Richert received an M.B.A. in Pharmaceutical Marketing from Fairleigh-Dickinson University.

W. Bennett Love has been employed by Incara Pharmaceuticals since 1995, and has been Vice President, Corporate Planning/Communications since June 1997. From 1990 to 1994, Mr. Love was employed at Sphinx as Director, Corporate Planning/ Communications. From 1983 through 1989, he was an investment banker with a regional securities firm. Mr. Love received an M.B.A. from the University of North Carolina at Chapel Hill.

EXECUTIVE COMPENSATION

Summary Compensation

The following table sets forth all compensation earned for services rendered to Incara Pharmaceuticals in all capacities for the fiscal years ended September 30, 2002, 2001 and 2000, by our Chief Executive Officer and by our four most highly compensated executive officers who earned at least $100,000 in the respective fiscal year, collectively referred to as the “Named Officers”.

Summary Compensation Table

	Fiscal Year	Annual Compensation		Long Term Compensation Awards		All Other Compensation (1)
Name and Principal Position		Salary	Bonus	Stock Options (Shares)	Restricted Stock (Shares) (2)
Clayton I. Duncan	2002	$360,000	$ —	70,599	160,000	$2,187
Chairman, President and	2001	$352,500	$132,000	150,000	—	$1,628
Chief Executive Officer	2000	$322,500	$ 30,000	—	—	$2,823
David P. Ward, M.D. (3)	2002	$275,000	$ —	193,857	—	$3,765
Executive Vice President,	2001	$270,875	$ 77,550	100,000	—	$3,221
Research & Development	2000	$252,625	$ 30,844	—	—	$3,340
Richard W. Reichow	2002	$275,000	$ —	71,265	125,000	$2,905
Executive Vice President,	2001	$270,875	$ 93,060	100,000	—	$2,769
Chief Financial Officer,	2000	$252,625	$ 31,844	—	—	$2,762
Treasurer and Secretary
Mark E. Furth, Ph.D. (4)	2002	$240,000	$ —	16,555	100,000	$1,375
Senior Vice President,	2001	$20,000	$ —	68,750	—	$ 77
Research
W. Bennett Love	2002	$142,000	$ —	28,593	37,000	$1,703
Vice President, Corporate	2001	$140,050	$ 33,550	30,000	—	$1,694
Planning/Communications	2000	$131,150	$ 13,344	—	—	$1,664

(1)	Consists of life and long-term disability insurance premiums and health club fees reimbursed or paid on behalf of the Named Officers.
(2)	In May 2002, the Named Officer purchased the number of shares of restricted stock indicated at par value ($0.001 per share). The shares of restricted stock vest over three years from the date of grant. As of September 30, 2002 a total of 17,778 shares had vested for Mr. Duncan, 13,889 shares for Mr. Reichow, 11,111 shares for Dr. Furth and 4,111 shares for Mr. Love. The value of the restricted stock received by the Named Officer, based on the closing price of Incara Pharmaceuticals’ common stock on the date of purchase was $55,840 for Mr. Duncan, $43,625 for Mr. Reichow, $34,900 for Dr. Furth and $14,023 for Mr. Love.
(3)	Dr. Ward resigned effective January 31, 2003.
(4)	Dr. Furth became an employee on September 4, 2001 and resigned effective November 1, 2002.

Deferred Compensation

During the period for February 1, 2003 through July 31, 2003, the executive officers and other employees deferred $718,000 of their normal salaries, which they then agreed to cancel in conjunction with the Goodnow financing. Of this amount, Mr. Duncan, Dr. Gammons, Mr. Reichow, Mr. Love, and Mr. Richert deferred and cancelled $158,300, $82,114, $117,850, $63,881 and $56,718, respectively.

Management Incentive Plan

The Compensation Committee and the Board of Directors have approved a Management Incentive Plan, or MIP, for the executive officers of Incara Pharmaceuticals. The MIP provides for cash payments to the executive officers upon the achievement of certain corporate and individual objectives. The MIP is intended to be an annual compensation program. For the calendar years ended December 31, 2002, 2001 and 2000, the corporate objectives related to obtaining financing and our research and development programs. Due to Incara’s limited cash position, the Board of Directors did not approve any MIP payments for executive officers for calendar years 2003, 2002, and 2001.

Option Grants, Exercises and Holdings and Fiscal Year-End Option Values

The following table summarizes all option grants during the fiscal year ended September 30, 2002 to the Named Officers:

Option Grants During Fiscal Year Ended September 30, 2002

	Number of Shares Underlying Options Granted		% of Total Options Granted to Employees in Fiscal 2002	Exercise or Base Price per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (3)
Name						5%	10%
Clayton I. Duncan	70,599	(1)	8.4%	$1.285	01/28/12	$57,053	$144,584
David P. Ward, M.D.	68,857	(1)	8.2%	$1.285	01/28/12	$55,645	$141,016
David P. Ward, M.D.	125,000	(2)	14.9%	$0.510	05/03/12	$40,092	$101,601
Richard W. Reichow	71,265	(1)	8.5%	$1.285	01/28/12	$57,591	$145,948
Mark E. Furth, Ph.D.	16,555	(1)	2.0%	$1.285	01/28/12	$13,379	$33,904
W. Bennett Love	28,593	(1)	3.4%	$1.285	01/28/12	$23,107	$58,557

(1)	These options were fully vested on the date of grant, January 28, 2002, and expire on January 28, 2012.
(2)	These options were granted on May 3, 2002 and expire on May 3, 2012. The options become exercisable in equal monthly installments over the 36 months of service after the date of grant.
(3)	There is no assurance provided to any executive officer or any other holder of the Company’s securities that the actual stock price appreciation over the ten year option term will be at the assumed 5% or 10% annual rates of compounded stock price appreciation or at any other defined level. Unless the market price of the common stock appreciates over the option term, no value will be realized from the option grants made to the Named Officers.

The following table sets forth certain information concerning all stock options exercised during the fiscal year ended September 30, 2002 by the Named Officers, and the number and value of unexercised options held by the Named Officers as of September 30, 2002.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at September 30, 2002		Value of Unexercised In-the-Money Options at September 30, 2002 (1)
Name			Exercisable	Unexerciseable	Exercisable	Unexerciseable
Clayton I. Duncan	—	—	317,989	54,167	$—	$—
David P. Ward, M.D.	—	—	263,132	147,225	$—	$—
Richard W. Reichow	—	—	200,953	36,112	$—	$—
Mark E. Furth, Ph.D.	—	—	45,721	45,834	$—	$—
W. Bennett Love	—	—	83,759	10,834	$—	$—

(1)	Value based on the difference between the fair market value of the shares of common stock at September 30, 2002 ($0.07), as quoted on the OTC Bulletin Board, and the exercise price of the options.

Section 16(a) Beneficial Ownership Reporting Compliance

To Incara Pharmaceuticals’ knowledge, there were no reports required under Section 16(a) of the Exchange Act that were not timely filed during the fiscal year ended September 30, 2002. In December 2002, a Form 4 for the sale of shares of stock by Mr. Love was received by the SEC one day late because an ice storm delayed pick-up of the Form 4 by the overnight shipping service.

Employment Agreements

In December 2000, Incara Pharmaceuticals entered into a three-year employment agreement with Mr. Duncan. The agreement provided for an annual base salary of $360,000 and annual bonuses based on the achievement of performance milestones to be mutually agreed upon by Mr. Duncan and the Board or its Compensation Committee. In July 2003, the agreement was amended to allow for an annual base salary of not less than $180,000 through December 2004 and Mr. Duncan’s annual salary was reduced to $180,000 and the term of the agreement was extended to April 2005. The agreement with Mr. Duncan also provides that during the term of the agreement and, unless Mr. Duncan terminates his employment for cause, for a period of one year thereafter, Mr. Duncan will not compete with Incara Pharmaceuticals, directly or indirectly. In the event Mr. Duncan’s employment is terminated by the Board, other than in a change in control and without just cause, Incara Pharmaceuticals shall continue to pay for a period of one year Mr. Duncan’s base salary plus a percentage of his salary equal to the average annual bonus percentage earned for the two years prior to the date of termination.

Incara Pharmaceuticals has entered into an employment agreement with each of Mr. Reichow and Dr. Gammans that expires in April 2005. Each agreement provides for a base salary and annual bonuses based upon the achievement of performance milestones to be mutually agreed upon by the officer and the Chief Executive Officer, the Board or the Compensation Committee. In July 2003, each agreement was amended to allow for an annual base salary of not less than $217,000 and $180,000, for Dr. Gammans and Mr. Reichow, respectively, through December 2004. Each agreement also provides that during its term and, unless the officer terminates his employment for cause, for a period of nine months thereafter, the officer will not compete with Incara Pharmaceuticals, directly or indirectly. In the event that the employment of the officer is terminated by the Board, other than in a change in control and without just cause, Incara Pharmaceuticals shall continue to pay, for a period of nine months, the officer his base salary, as defined, plus a percentage of his salary equal to the average annual bonus percentage earned for the two years prior to the date of termination.

Incara Pharmaceuticals has entered into an employment agreement with each of Mr. Love and Mr. Richert that expires in April 2005. Each agreement provides for a base salary and annual bonus based upon the achievement of performance milestones to be mutually agreed upon by the officer and the Chief Executive Officer, the Board or the Compensation Committee. Each agreement also provides that during its term and, unless the officer terminates his employment for cause, for a period of six months thereafter, the officer will not compete with Incara Pharmaceuticals, directly or indirectly. In the event that the employment of the officer is terminated by the Board, other than in a change in control and without just cause, Incara Pharmaceuticals shall continue to pay the officer his base salary, as defined, for a period of six months.

Incara Pharmaceuticals has entered into individual severance agreements with Mr. Duncan, Dr. Gammans, Mr. Reichow, Mr. Richert and Mr. Love. The severance agreements provide that if the officer’s employment with Incara Pharmaceuticals is terminated, without just cause, subsequent to a change in control as defined in the severance agreements, as amended, such officer shall receive a severance benefit of two and one-half times his annual base salary, as defined, and average bonus.

Incara Pharmaceuticals also had employment agreements with Dr. Ward and Dr. Furth. Dr. Ward resigned as of January 31, 2003 and Dr. Furth resigned as of November 1, 2002.

Incara, Inc. will assume all of these employment agreements upon the effectiveness of the reorganization.

Compensation of Directors

All directors are reimbursed for expenses incurred in connection with each board or committee meeting attended. For the period from January 18, 2000 through January 31, 2003, each non-employee director of Incara Pharmaceuticals received an annual retainer of $13,000 and received a fee of $500 for each Board meeting attended in person. The annual retainer was due on the date that the non-employee director was elected or re-elected to the Board of Directors. Non-employee directors could elect to receive all or a portion of their annual retainer as an option to purchase common stock. Any remainder was paid in cash. Any option elected enabled the director to purchase a number of shares equal to three times the number of shares that could have been purchased with the portion of the annual retainer elected to be received as an option. The exercise price per share for the option was the fair market value of the common stock on the date of the grant. The date of grant was the date the annual retainer was granted to the director. These options were fully vested upon grant and are exercisable for ten years from the date of the grant. Effective February 1, 2003, the Board of Directors reduced the annual retainer to zero and increased the fee for attending Board meetings, in person or by conference call, to $2,500, with a maximum of $15,000 during a fiscal year.

In addition, the 1994 Stock Option Plan provides for the grant of nonstatutory options to non-employee directors of Incara Pharmaceuticals pursuant to a non-discretionary, automatic grant program. Each new non-employee director is granted a stock option to purchase 10,000 shares of common stock on the date each such director first becomes a director. Each non-employee director thereafter is granted automatically each year upon re-election (except in the year his or her initial director stock option was granted) an option to purchase 6,000 shares of common stock as long as such director is a member of the Board. The exercise price of options granted under the automatic grant program is the fair market value of Incara Pharmaceuticals’ common stock on the date of grant. Such options become exercisable ratably over 36 months commencing one month from the date of grant and expire 10 years after the date of grant.

Compensation Committee Interlocks and Insider Participation

During fiscal 2002, the Compensation Committee consisted of Mr. Sharrock, Mr. Schollmaier and Dr. Prescott. Mr. Sharrock, Mr. Schollmaier and Dr. Prescott were not at any time during fiscal 2002 or at any other time an officer or employee of Incara Pharmaceuticals. No executive officer of Incara Pharmaceuticals serves as a member of the Board of Directors or compensation committee of any entity that has one or more executive officers serving as a member of the Board of Directors of Incara Pharmaceuticals or the Compensation Committee.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In October 2001, we entered into an agreement with Petkevich & Partners to provide us with financial advisory services for a one-year period. For these services, we issued a warrant for 100,000 shares of our common stock to Petkevich & Partners in October 2001 and agreed to pay Petkevich & Partners a cash fee of $140,000. The warrant is exercisable for five years and has an exercise price of $2.025 per share. J. Misha Petkevich, a former director of Incara Pharmaceuticals, is the Chairman and Chief Executive Officer of Petkevich & Partners, LLC.

Incara Pharmaceuticals has adopted a policy that all transactions between Incara Pharmaceuticals and its executive officers, directors and other affiliates must be approved by a majority of the members of the Board of Directors of Incara Pharmaceuticals and by a majority of the disinterested members of the Board, and must be on terms no less favorable to Incara Pharmaceuticals than could be obtained from unaffiliated third parties.

PRINCIPAL STOCKHOLDERS

The following tables set forth certain information regarding the ownership of shares of Incara Pharmaceuticals stock as of October 9, 2003 by:

•	each person known by us to beneficially own more that 5% of the outstanding shares of each class of stock,

•	each director of Incara Pharmaceuticals,

•	each executive officer of Incara Pharmaceuticals, and

•	all directors and executive officers of Incara Pharmaceuticals as a group.

Series B Convertible Preferred Stock

As of October 9, 2003, we had 503,544 shares of Series B convertible preferred stock and warrants for 22,191 shares of Series B preferred stock outstanding, all of which were owned as set forth below. The Series B preferred stock is non-voting except for matters relating to the rights of Series B preferred stock.

	Shares Beneficially Owned		Percentage of Class Owned
Elan Corporation, plc. Lincoln House Lincoln Place Dublin 2, Ireland	525,735	(1)	100.0

(1)	Includes 475,087 shares owned by Elan International Services, Ltd., 28,457 shares owned by Elan Pharmaceutical Investments III, Ltd. and 22,191 shares issuable upon exercise of warrants to purchase Series B preferred stock held by Elan Pharmaceutical Investments III, Ltd.

Each share of Series B preferred stock will convert into one share of Series B preferred stock of Incara, Inc. in the reorganization.

Series C Convertible Exchangeable Preferred Stock

As of October 9, 2003, we had 12,015 shares of Series C convertible exchangeable preferred stock outstanding. The Series C preferred stock is non-voting except for matters relating to the rights of Series C preferred stock.

	Shares Beneficially Owned		Percentage of Class Owned
Elan Corporation, plc	12,015	(1)	100.0%
Lincoln House
Lincoln Place
Dublin 2, Ireland

(1)	Consists of 12,015 shares owned by Elan Pharmaceutical Investments III, Ltd.

All of the shares of Series C preferred stock will convert into shares of common stock of Incara, Inc. in the reorganization.

Common Stock

As of October 9, 2003, Incara Pharmaceuticals had 14,133,826 shares of common stock outstanding. Share ownership in each case includes shares issuable upon exercise of options that may be exercised within 60 days after October 9, 2003 for purposes of computing the percentage of common stock owned by such person but not for purposes of computing the percentage owned by any other person. Except as indicated in footnotes to this table, the persons named in this table have sole voting and investment power with respect to all shares of common stock indicated below.

	Beneficially Owned	Percentage Owned
Clayton I. Duncan (1)	1,653,898	11.0%
79 T.W. Alexander Drive, 4401 Research Commons, Suite 200
Research Triangle Park, North Carolina 27709
David B. Sharrock (2)	224,635	1.6%
Edgar H. Schollmaier (3)	212,635	1.5%
Stephen M. Prescott, M.D. (3)	195,006	1.6%
Eugene J. McDonald (4)	182,562	1.3%
Richard E. Gammans, Sr. (5)	514,116	3.5%
Richard W. Reichow (6)	1,026,331	7.0%
W. Bennett Love (7)	419,532	2.9%
John P. Richert (8)	400,115	2.8%
Elan Corporation, plc (9)	1,305,000	9.2%
Lincoln House
Lincoln Place
Dublin 2, Ireland
W. Ruffin Woody, Jr. (10)	1,758,880	11.8%
P.O. Box 381
Roxboro, NC 27573
James D. Crapo, M.D. (11)	1,176,288	8.1%
79 T.W. Alexander Drive, 4401 Research Commons, Suite 200
Research Triangle Park, NC 27709
Goodnow Capital, L.L.C. (12)	42,378,872	74.99%
152 West 57th Street, 21st Floor
New York, NY 10019
All directors and executive officers as a group (9 persons) (13)	4,828,830	27.7%

*	Less than one percent

(1)	Includes 482,470 shares owned (of which, 84,444 shares are unvested shares of restricted stock) by Mr. Duncan, 192,000 shares owned by Mr. Duncan’s children, 102,700 shares owned by a family LLC, 861,848 suable upon exercise of options held by Mr. Duncan and 14,880 shares issuable upon exercise of warrants held by the family LLC. Mr. Duncan disclaims beneficial ownership of the shares held by his children.

(2)	Includes 1,000 shares owned and 223,635 shares issuable upon exercise of options held by Mr. Sharrock.

(3)	Consists of shares issuable upon exercise of options held by the named individual.

(4)	Includes 6,175 shares owned, 174,905 shares issuable upon exercise of options held by Mr. McDonald and 1,482 shares issuable upon exercise of warrants held by Mr. McDonald.

(5)	Includes 65,446 shares owned (of which, 19,528 shares are unvested shares of restricted stock) and 448,670 shares issuable upon exercise of options held by Dr. Gammans.

(6)	Includes 423,886 shares owned (of which, 65,972 shares are unvested shares of restricted stock), 598,605 shares issuable upon exercise of options held by Mr. Reichow and 3,840 shares issuable upon exercise of warrants held by Mr. Reichow.

(7)	Includes 132,309 shares owned (of which, 19,528 shares are unvested shares of restricted stock), 283,383 shares issuable upon exercise of options held by Mr. Love and 3,840 shares issuable upon exercise of warrants held by Mr. Love.

(8)	Includes 122,702 shares owned by Mr. Richert and his spouse (of which, 19,528 shares are unvested shares of restricted stock) and 277,413 shares issuable upon exercise of options held by Mr. Richert.

(9)	Includes 825,000 shares owned by Elan Pharmaceutical Investments III, Ltd. and 480,000 shares owned by Elan Pharma International Limited. Does not include 5,035,440 shares of common stock issuable pursuant to conversion rights of 416,204 shares, 58,883 shares and 28,457 shares of Series B preferred stock owned by Elan International Services Ltd., Elan Pharma International and Elan Pharmaceuticals Investments III, Ltd, respectively, 221,910 shares of common stock issuable pursuant to warrants held by Elan Pharmaceutical Investments III, Ltd., and 165,325 shares of common stock issuable at October 9, 2003 pursuant to a convertible promissory note issued to Elan Pharma International Limited.

(10)	Includes 1,044,000 shares owned and 364,880 shares issuable upon exercise of warrants held by Mr. Woody and conversion of a $35,000 convertible promissory note held by Mr. Woody.

(11)	Includes 791,955 shares owned (of which, 79,167 shares are unvested shares of restricted stock) and 384,333 shares issuable upon exercise of options held by Dr. Crapo.

(12)	Includes 200 shares owned and 42,378,672 shares issuable pursuant to warrants or upon conversion of a $3.0 million convertible promissory note.

(13)	See footnotes (1) - (8)

After the reorganization, assuming it is completed on October 31, 2003 and we have borrowed $3.0 million under the promissory note, the ownership of the common stock of Incara, Inc. would be as set forth in the following table. We assume that 47,216,345 shares of common stock would be outstanding. Share ownership in each case includes shares issuable upon exercise of options that may be exercised within 60 days after October 9, 2003 for purposes of computing the percentage of common stock owned by such person but not for purposes of computing the percentage owned by any other person. Except as indicated in footnotes to this table, the persons named in this table have sole voting and investment power with respect to all shares of common stock indicated below.

	Beneficially Owned	Percentage Owned
Clayton I. Duncan (1)	1,653,898	3.5%
79 T.W. Alexander Drive, 4401 Research Commons, Suite 200
Research Triangle Park, North Carolina 27709
David B. Sharrock (2)	224,635	*
Edgar H. Schollmaier (3)	212,635	*
Stephen M. Prescott, M.D. (3)	195,006	*
Eugene J. McDonald (4)	182,562	*
Richard E. Gammans, Sr. (5)	514,116	1.1%
Richard W. Reichow (6)	1,026,331	2.2%
W. Bennett Love (7)	419,532	*
John P. Richert (8)	400,115	*
Elan Corporation, plc (9)	3,552,203	7.5%
Lincoln House
Lincoln Place
Dublin 2, Ireland
W. Ruffin Woody, Jr. (10)	1,758,880	3.7%
P.O. Box 381
Roxboro, NC 27573
James D. Crapo, M.D. (11)	1,176,288	2.5%
79 T.W. Alexander Drive, 4401 Research Commons, Suite 200
Research Triangle Park, NC 27709
Goodnow Capital, L.L.C. (12)	30,523,811	64.6%
152 West 57th Street, 21st Floor
New York, NY 10019
All directors and executive officers as a group (9 persons) (13)	4,828,830	9.7%

*	Less than one percent

(1)	Includes 482,470 shares owned (of which, 84,444 shares would be unvested shares of restricted stock) by Mr. Duncan, 192,000 shares owned by Mr. Duncan’s children, 102,700 shares owned by a family LLC,

861,848 issuable upon exercise of options held by Mr. Duncan and 14,880 shares issuable upon exercise of warrants held by the family LLC. Mr. Duncan disclaims beneficial ownership of the shares held by his children.

(2)	Includes 1,000 shares owned and 223,635 shares issuable upon exercise of options held by Mr. Sharrock.

(3)	Consists of shares issuable upon exercise of options held by the named individual.

(4)	Includes 6,175 shares owned, 174,905 shares issuable upon exercise of options held by Mr. McDonald and 1,482 shares issuable upon exercise of warrants held by Mr. McDonald.

(5)	Includes 65,446 shares owned (of which, 19,528 shares would be unvested shares of restricted stock) and 448,670 shares issuable upon exercise of options held by Dr. Gammans.

(6)	Includes 423,886 shares owned (of which, 65,972 shares would be unvested shares of restricted stock), 598,605 shares issuable upon exercise of options held by Mr. Reichow and 3,840 shares issuable upon exercise of warrants held by Mr. Reichow.

(7)	Includes 132,309 shares owned (of which, 19,528 shares would be unvested shares of restricted stock), 283,383 shares issuable upon exercise of options held by Mr. Love and 3,840 shares issuable upon exercise of warrants held by Mr. Love.

(8)	Includes 122,702 shares owned by Mr. Richert and his spouse (of which, 19,528 shares would be unvested shares of restricted stock) and 277,413 shares issuable upon exercise of options held by Mr. Richert.

(9)	Includes 3,072,203 shares owned by Elan Pharmaceutical Investments III, Ltd. assuming the reorganization is completed on October 31, 2003, and 480,000 shares owned by Elan Pharma International Limited. Does not include 5,035,440 shares of common stock issuable pursuant to conversion rights of 416,204 shares, 58,883 shares and 28,457 shares of Series B preferred stock owned by Elan International Services Ltd., Elan Pharma International and Elan Pharmaceuticals Investments III, Ltd, respectively, 221,910 shares of common stock issuable pursuant to warrants held by Elan Pharmaceutical Investments III, Ltd., and 165,325 shares of common stock issuable at October 9, 2003 pursuant to a convertible promissory note issued to Elan Pharma International Limited.

(10)	Includes 1,394,000 shares owned and 364,880 shares issuable upon exercise of warrants held by Mr. Woody.

(11)	Includes 791,955 shares owned (of which, 79,167 shares would be unvested shares of restricted stock) and 384,333 shares issuable upon exercise of options held by Dr. Crapo.

(12)	Includes 200 shares owned and 30,523,611 shares assumed to be issued upon conversion of a $3.0 million convertible promissory note with outstanding principal of $3,000,000 plus interest at the date of conversion. Does not include 50,000,000 shares issuable pursuant to warrants as the warrants expire upon consummation of the reorganization.
(13)	See footnotes (1) - (8).

SELECTED FINANCIAL DATA

You should read the following selected financial data in conjunction with our consolidated financial statements and the notes to those statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this proxy statement-prospectus. We derived the consolidated statements of operations data for the fiscal years ended September 30, 2000, 2001 and 2002 and the consolidated balance sheet data at September 30, 2000, 2001 and 2002 from our consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, independent accountants, and are included elsewhere in this proxy statement-prospectus.

We derived from our financial records the consolidated statements of operations data for the fiscal years ended September 30, 1998 and 1999 and the consolidated balance sheet data at September 30, 1998, 1999 and 2000. The unaudited financial information for the nine months ended June 30, 2003 and 2002 is derived from our financial records and includes all adjustments (consisting only of normal recurring adjustments) necessary to present our consolidated financial position for the respective periods.

On October 31, 2002, we sold substantially all of the assets of Incara, Inc. and our liver cell therapy program for the treatment of liver failure. The financial results for this program are presented as discontinued operations in the audited financial statements for the fiscal years ended September 30, 2002, 2001 and 2000 that are included on pages F-2 through F-21 in this proxy statement-prospectus.

Statement of Operations Data: (in thousands, except per share data)
	Nine Months Ended June 30,		Year Ended September 30,
	2003	2002	2002	2001	2000	1999	1998
Revenue:
Contract and license fee revenue	$—	$—	$—	$—	$100	$2,088	$6,121

Costs and expenses:
Research and development	2,265	2,995	3,927	5,032	6,693	18,237	16,161
Purchase of in-process research and development	—	—	—	—	6,664	—	5,343
General and administrative	1,604	2,199	2,778	3,057	2,585	3,044	3,491

Total costs and expenses	3,869	5,194	6,705	8,089	15,942	21,281	24,995

Loss from operations	(3,869)	(5,194)	(6,705)	(8,089)	(15,842)	(19,193)	(18,874)
Gain on sale of division	—	—	—	—	9,751	—	—
Equity in loss of Incara Development	(74)	(865)	(1,040)	(12,650)	—	—	—
Interest income (expense), net	(56)	(29)	(50)	223	406	355	384
Other income	221	150	150	767	—	—	—

Loss from continuing operations	(3,778)	(5,938)	(7,645)	(19,749)	(5,685)	(18,838)	(18,490)
Discontinued operations	(38)	(2,851)	(3,657)	(2,464)	(980)	(760)	(656)
Gain on sale of discontinued operations	1,912	—	—	—	—	—	—

Net loss	(1,904)	(8,789)	(11,302)	(22,213)	(6,665)	(19,598)	(19,146)
Preferred stock dividend and accretion	(706)	(660)	(887)	(652)	—	—	—

Net loss attributable to common stockholders	$(2,610)	$(9,449)	$(12,189)	$(22,865)	$(6,665)	$(19,598)	$(19,146)

Net loss per share from continuing operations
available to common stockholders	$(0.33)	$(0.52)	$(0.66)	$(2.48)	$(1.03)	$(2.86)	$(2.60)

Net loss per share attributable to common stockholders	$(0.19)	$(0.74)	$(0.94)	$(2.78)	$(1.21)	$(2.98)	$(2.69)

Weighted average common shares outstanding:
Basic and diluted	13,619	12,834	12,962	8,233	5,522	6,583	7,113

Balance Sheet Data: (in thousands)
	June 30,		September 30,
	2003	2002	2002	2001	2000	1999	1998
Cash and cash equivalents and marketable securities	$21	$1,343	$209	$5,453	$6,555	$4,960	$23,562
Working capital	$(2,419)	$191	$(1,590)	$3,967	$4,662	$2,207	$14,607
Total assets	$506	$4,000	$2,201	$8,618	$7,348	$8,044	$27,836

Long-term portion of capital lease obligations and notes payable	$696	$324	$944	$17	$43	$981	$1,593
Total liabilities	$3,239	$2,464	$3,127	$2,971	$2,536	$4,253	$8,160
Redeemable exchangeable preferred stock	$14,260	$13,327	$13,554	$12,667	—	—	—
Total stockholders’ equity (deficit)	$(16,993)	$(11,791)	$(14,480)	$(7,020)	$4,812	$3,791	$19,676

QUARTERLY FINANCIAL DATA:

(Unaudited)

(in thousands, except per share amounts)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Fiscal 2003
Total revenue	$—	$—	$—	N/A	N/A
Loss from continuing operations attributable to common stockholders	$(1,788)	$(1,480)	$(1,216)
Discontinued operations	$(38)	$—	$—
Gain on sale of discontinued operations	$1,912	$—	$—
Net income (loss) attributable to common stockholders	$86	$(1,480)	$(1,216)
Net income (loss) per common share (basic and diluted):
Loss from continuing operations attributable to common stockholders	$(0.13)	$(0.11)	$(0.09)
Discontinued operations	$—	$—	$—
Gain on sale of discontinued operations	$0.14	$—	$—
Net income (loss) attributable to common stockholders	$(0.01)	$(0.11)	$(0.09)

Fiscal 2002
Total revenue	$—	$—	$—	$—	$—
Loss from continuing operations attributable to common
stockholders	$(2,034)	$(2,150)	$(2,414)	$(1,934)	$(8,532)
Discontinued operations	$(1,067)	$(815)	$(969)	$(806)	$(3,657)
Net loss attributable to common stockholders	$(3,101)	$(2,965)	$(3,383)	$(2,740)	$(12,189)
Net loss per common share (basic and diluted):
Loss from continuing operations attributable to common stockholders	$(0.16)	$(0.17)	$(0.19)	$(0.14)	$(0.66)
Discontinued operations	$(0.09)	$(0.06)	$(0.07)	$(0.06)	$(0.28)
Net loss attributable to common stockholders	$(0.25)	$(0.23)	$(0.26)	$(0.20)	$(0.94)

Fiscal 2001
Total revenue	$—	$—	$—	$—	$—
Loss from continuing operations attributable to common
stockholders	$(1,242)	$(14,213)	$(2,585)	$(2,361)	$(20,401)
Discontinued operations	$(397)	$(410)	$(652)	$(1,005)	$(2,464)
Net loss attributable to common stockholders	$(1,639)	$(14,623)	$(3,237)	$(3,366)	$(22,865)
Net loss per common share (basic and diluted):
Loss from continuing operations attributable to common stockholders	$(0.18)	$(1.83)	$(0.32)	$(0.22)	$(2.48)
Discontinued operations	$(0.06)	$(0.06)	$(0.08)	$(0.10)	$(0.30)
Net loss attributable to common stockholders	$(0.24)	$(1.89)	$(0.40)	$(0.32)	$(2.78)

Unaudited Pro Forma Consolidated Financial Information

Our audited consolidated financial statements are included elsewhere in this proxy statement-prospectus. You should read the unaudited pro forma consolidated financial information presented herein in conjunction with those financial statements and related notes.

The following unaudited statements present the pro forma consolidated balance sheets of Incara Pharmaceuticals and Incara, Inc. at June 30, 2003, adjusted to give effect to the reorganization. The unaudited pro forma adjustments include:

•	the borrowing of the full $3.0 million under the promissory note issued to Goodnow Capital and the conversion of the principal into 30,000,000 shares of common stock;

•	converting principal of a $35,000 promissory note issued to W. Ruffin Woody, Jr. in July 2003 into 350,000 shares of common stock; and

•	converting the Series C preferred stock and accreted dividends through June 30, 2003 into 2,197,204 shares of common stock.

Using the above assumptions, if the reorganization had occurred on October 1, 2002, the pro forma net loss for the nine months ended June 30, 2003 would have been $1,904,000, which excludes the preferred stock dividend accreted. The pro forma basic and diluted net loss per common share would have been $0.04 per share, assuming the 46,642,535 common shares shown on the following pro forma balance sheet were outstanding during the entire nine month period.

PRO FORMA CONSOLIDATED BALANCE SHEETS

(Unaudited)

(Dollars in thousands, except per share data)

	June 30, 2003
	Actual	Pro Forma Adjustments	Pro Forma As Adjusted
ASSETS
Current assets:
Cash and cash equivalents	$21	$3,035	$3,056
Prepaids and other current assets	103	—	103

Total current assets	124	3,035	3,159
Property and equipment, net	27	—	27
Other assets	355	—	355

	$506	$3,035	$3,541

LIABILITIES, EXCHANGEABLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$806	$—	$806
Accrued expenses	1,737	—	1,737

Total current liabilities	2,543	—	2,543
Long-term portion of note payable to Elan	696	—	696

Series C redeemable convertible exchangeable preferred stock, 20,000 shares authorized; 12,015 issued and outstanding, actual (liquidation value of $14,260 at June 30, 2003)	14,260	(14,260)	—
Stockholders’ deficit:
Preferred stock, $.01 par value per share, 3,000,000 shares authorized: Series B nonredeemable convertible preferred stock, 600,000 shares authorized; 503,544 shares issued and outstanding

	5	—	5
Common stock, $.001 par value per share, 80,000,000 shares authorized; 14,095,331 shares issued and outstanding, actual and 46,642,535 shares issued and outstanding, pro forma

	14	33	47
Additional paid-in capital	104,679	17,262	121,941
Restricted stock	(120)	—	(120)
Accumulated deficit	(121,571)	—	(121,571)

Total stockholders’ deficit	(16,993)	17,295	302

	$506	$3,035	$3,541

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Introduction

We are developing a series of catalytic antioxidant molecules to protect against the damaging effects of reactive oxygen-derived molecules, commonly referred to as free radicals.

Unless otherwise noted, the phrase “we” or “our” refers collectively to Incara Pharmaceuticals Corporation and our two wholly owned subsidiaries, Aeolus Pharmaceuticals, Inc. and Incara, Inc. (formerly Incara Cell Technologies, Inc.), as well as our equity investee, Incara Development, Ltd., and also refers, where appropriate, to the combined entity after the reorganization.

This report contains, in addition to historical information, statements by us with respect to expectations about our business and future results, which are “forward-looking” statements under the Private Securities Litigation Reform Act of 1995. These statements and other statements made elsewhere by us or our representatives, which are identified or qualified by words such as “likely,” “will,” “suggests,” “expects,” “might,” “believe,” “could,” “should,” “may,” “estimates,” “potential,” “predict,” “continue,” “would,” “anticipates,” “plans,” or similar expressions, are based on a number of assumptions that are subject to risks and uncertainties. Actual results could differ materially from those currently anticipated or suggested due to a number of factors, including those set forth herein, those set forth in our Annual Report on Form 10-K for the fiscal year ended September 30, 2002 and in our other SEC filings, and including risks relating to the need to conserve and obtain funds for operations, the early stage of products under development, uncertainties relating to clinical trials and regulatory reviews, and competition. All forward-looking statements are based on information available as of the date hereof, and we do not assume any obligation to update such forward-looking statements.

Overview

We are developing a series of catalytic antioxidant molecules to protect against the damaging effects of reactive oxygen derived molecules, commonly referred to as free radicals. Free radicals cause damage in a broad group of diseases and conditions. Our initial target application will be the use of our catalytic antioxidants for amyotrophic lateral sclerosis, also known as Lou Gehrig’s disease.

On October 31, 2002, we sold substantially all of the assets of Incara, Inc. and our liver cell therapy program for the treatment of liver failure. We recognized a gain of $1,192,000 on the sale. The financial operating results for this program have been restated and are presented as discontinued operations on the statements of operations.

In September 2002, as a result of unsatisfactory clinical trial results, we ended a Phase 2/3 clinical trial and the development of an ultra-low molecular weight heparin, known as deligoparin, for the treatment of ulcerative colitis, which was being developed in collaboration with Elan Corporation, plc, an Irish company, and its subsidiaries. Elan and we intend to end this collaboration and no significant additional expenses are expected to be incurred.

We had net losses attributable to common stockholders of $2,610,000 for the nine months ended June 30, 2003 and $12,189,000 and $22,865,000 for the fiscal years ended September 30, 2002 and 2001, respectively. We had an accumulated deficit of $121,571,000 at June 30, 2003. We have not yet generated any revenue from product sales and do not expect to receive any product revenue in the foreseeable future, if at all.

Immediate Need for Funds

We have an immediate need to raise additional cash to continue operations, as without additional financing or other funding we will run out of cash in December 2003. Our need for additional financing is discussed under “Liquidity and Capital Resources.”

Transactions with Elan Corporation, plc

In January 2001, we closed on a collaborative and financing transaction with Elan. As part of the transaction, Elan and we formed a Bermuda corporation, Incara Development, Ltd., to develop deligoparin. We own all of the common stock and 60.2% of the non-voting preferred shares of Incara Development and Elan owns 39.8% of the non-voting preferred shares of Incara Development. As part of the transaction, Elan and we entered into license agreements under which we licensed to Incara Development deligoparin and Elan licensed to Incara Development a proprietary drug delivery technology.

As part of the transaction, Elan purchased 825,000 shares of our common stock, 28,457 shares of our Series B non-voting convertible preferred stock and a five-year warrant to purchase 22,191 shares of Series B preferred stock at an exercise price of $72.12 per share for an aggregate purchase price of $4,000,000. Each share of Series B preferred stock is convertible into ten shares of our common stock. Elan also purchased 12,015 shares of our Series C convertible exchangeable non-voting preferred stock with a face value of $1,000 per share, or a total of $12,015,000. We contributed to Incara Development the proceeds from the issuance of the Series C preferred stock to Elan in exchange for securities of Incara Development. Elan also contributed $2,985,000 to Incara Development for its shares of preferred stock of Incara Development. In addition, Elan granted Incara Development a license to Elan’s proprietary drug delivery technology for a license fee of $15,000,000.

The Series C preferred stock bears a mandatory stock dividend of 7%, compounded annually and is convertible at Elan’s option into shares of our Series B convertible preferred stock. The Series C preferred stock is also exchangeable at the option of Elan at any time for all of the preferred stock of Incara Development held by us which, if exchanged, would give Elan ownership of 100% of Incara Development’s preferred stock outstanding or 50% of the initial amount of combined common and preferred stock of Incara Development. Because the exchange feature allows the Series C preferred stock to be redeemed by the holder for certain of our assets, the Series C preferred stock is presented outside of stockholders’ equity (deficit) and is reported at its current redemption value. Future adjustments to the Series C preferred stock carrying value may be necessary to adjust the carrying value to the current fair value of the assets required to be delivered under the exchange provision, reduced by any amounts owed to us by Elan upon an exchange under the terms of the preferred stock. These terms require Elan to reimburse us for the portion of Incara Development’s cumulative losses that we funded in excess of our then remaining 50% ownership. If the Series C preferred stock is outstanding as of December 21, 2006, it must be redeemed for an amount equal to $1,000 per share plus any accrued unpaid dividends. At such date, we will exchange the Series C preferred stock and accrued dividends, at our option, for either cash or shares of our stock and warrants having a then fair market value of the amount due. The reorganization will result in the automatic conversion of the Series C preferred stock into shares of common stock of Incara, Inc.

As part of the transaction, Elan and we intended to fund Incara Development pro rata, based on our respective percentage ownership of the combined outstanding common and preferred stock of Incara Development. Of the outstanding combined common and non-voting preferred shares of Incara Development, we own 80.1% and Elan owns 19.9%. Subject to mutual agreement, Elan agreed to lend us up to $4,806,000 to fund our pro rata share of development funding for Incara Development. In return, we issued a convertible promissory note that bears interest at 10% compounded semi-annually on the amount outstanding thereunder. The note is convertible at the option of Elan into shares of Series B preferred stock at $43.27 per share. The note will mature on December 21, 2006, when the outstanding principal plus accrued interest will be due and payable. We have the option to repay the note either in cash or in shares of Series B preferred stock and warrants having a then fair market value of the amount due. In October 2001 and February 2002, we borrowed from Elan $857,000 and $518,000, respectively, pursuant to the terms of the note arrangement with Elan. In February 2002, we, with Elan’s consent, converted the outstanding principal and accrued interest totaling $1,400,000 into 480,000 shares of common stock and 58,883 shares of our Series B preferred stock. In August 2002, we borrowed from Elan $638,000 pursuant to the terms of the note arrangement. The outstanding balance of the note payable was $696,000 as of June 30, 2003.

For financial reporting purposes, the value recorded as our investment in Incara Development is the same as the proceeds we received from Elan to purchase the Series C preferred stock, which was $12,015,000. The acquired technology obtained by Incara Development from Elan for $15,000,000 was expensed at inception because the feasibility of using the acquired technology in conjunction with deligoparin had not been established and Incara Development had no alternative future use for the acquired technology. We immediately expensed as “Equity in loss of Incara Development” 100% of the write-off of the acquired technology, up to our initial investment. We recognized 100% of the net losses of Incara Development to the extent of our initial investment, and we recognize 80.1% of the subsequent net losses, which is the extent of our commitment to provide further financial support to fund those losses.

While we own all of the outstanding common stock and 60.2% of the non-voting preferred stock of Incara Development, Elan has retained significant minority investor rights, including 50% control of the management committee which oversees the deligoparin program, that are considered “participating rights” as defined in the Emerging Issues Task Force Consensus No. 96-16. Accordingly, we do not consolidate the financial statements of Incara Development, but instead account for our investment in Incara Development under the equity method of accounting. Elan and we fund Incara Development on a pro rata basis based on the respective ownership of the combined outstanding common and preferred stock of Incara Development. In accordance with APB 18, we recognized 100% of the losses of Incara Development to the extent of our original investment, plus all subsequent losses of Incara Development to the extent that we have committed to provide further financial support to fund those losses. During the nine months ended June 30, 2003 and the fiscal years ended September 30, 2002 and 2001, our equity in loss of Incara Development was $74,000, $1,040,000 and $12,650,000, respectively. The net loss for fiscal 2001 included $12,015,000 for our interest in the immediate write-off at inception of the technology acquired from Elan by Incara Development.

In September 2002, we announced that analysis of the results from the clinical trial of deligoparin for the treatment of ulcerative colitis showed that treatment with deligoparin did not meet the primary or secondary endpoints of the study. Although the drug appeared to be safe, the results of the trial did not justify further development of deligoparin for treatment of ulcerative colitis and the development of deligoparin was terminated. Elan and we intend to end our collaboration.

In May 2002, Elan purchased 416,204 shares of our Series B preferred stock for $3,000,000. Elan agreed that it would make additional equity investments in the future based upon the completion of various financial and clinical milestones related to Aeolus’ program for catalytic antioxidant compounds as adjunctive agents to cancer treatment. Elan received an exclusive option to negotiate commercialization or collaboration terms at a later phase relating to catalytic antioxidants being developed by Aeolus in the prevention and treatment of radiation-induced and chemotherapy-induced tissue damage. Elan and we terminated this collaboration in January 2003.

Results of Operations

Nine Months Ended June 30, 2003 Compared to Nine Months Ended June 30, 2002

We had a net loss attributable to common stockholders of $2,610,000 for the nine months ended June 30, 2003, versus a net loss attributable to common stockholders of $9,449,000 for the nine months ended June 30, 2002. The net loss for the nine months ended June 30, 2003 includes a $1,912,000 gain on the sale of our liver cell operations to Vesta Therapeutics, Inc. in October 2002. The results of the nine months ended June 30, 2003 and 2002 include costs of $38,000 and $2,851,000, respectively, for our discontinued liver cell program operations. Our loss from continuing operations was $3,778,000 and $5,938,000 for the nine months ended June 30, 2003 and 2002, respectively.

Because of our lack of financial resources during fiscal 2003, we reduced our research and development, or R&D, operating expenses by reducing our R&D staff, by spending less on compound development and by reducing expenditures for sponsored research and consultants. Our ongoing R&D expenses decreased $730,000, or 24%, to $2,265,000 for the nine months ended June 30, 2003 from $2,995,000 for the nine months ended June 30, 2002. R&D expenses relate to our catalytic antioxidant program, which is in the preclinical stage. R&D expenses for our antioxidant program totaled $16,295,000 from inception through June 30, 2003. Because of the uncertainty of our research and development and clinical studies, we are unable to predict the anticipated program completion date. We expect substantial expenses in the R&D area during the next several years. Our ongoing cash requirements will depend on numerous factors, particularly the progress of our R&D programs and our ability to negotiate and complete collaborative agreements. We are unable to predict the level of spending until near the end of the various programs because of the uncertainty of our research and development and clinical study programs.

General and administrative, or G&A, expenses decreased $595,000, or 27%, to $1,604,000 for the nine months ended June 30, 2003 from $2,199,000 for the nine months ended June 30, 2002. G&A expenses are lower this year because we have generally reduced operating expenses due to our lack of financial resources and because the prior year’s expenses included higher costs associated with financing and investor relations activities.

On October 31, 2002, we sold substantially all of the assets of Incara, Inc. and our liver cell therapy program to Vesta and recognized a gain of $1,912,000 on the sale. We received a right to royalties on products developed using intellectual property transferred to Vesta and proceeds of $3,422,000, which consisted of $2,955,000 of cash payments and $467,000 of reduction in our notes payable and capital lease obligations. As part of the transaction, we sold to Vesta property and equipment with a net book value of $572,000 and assigned certain related licenses and other agreements to Vesta. We wrote off $492,000 for impaired laboratory facilities and established a reserve of $446,000 for the future net rent costs of our laboratory facility. Net expenses of the liver cell program of $38,000 and $2,851,000 for the nine months ended June 30, 2003 and 2002, respectively, are shown as discontinued operations on the statements of operations. R&D expenses for the liver cell program totaled $10,471,000 from inception through September 30, 2002. Vesta assumed responsibility for the liver program’s operating expenses beginning in October 2002.

Our expenses associated with Incara Development and development of deligoparin are included in “Equity in loss of Incara Development.” For the nine months ended June 30, 2003 and 2002, our equity in loss of Incara Development was $74,000 and $865,000, respectively. The expenses for the nine months ended June 30, 2002 include costs associated with our Phase 2/3 clinical trial of deligoparin for the treatment of inflammatory bowel disease, which Incara Development ended in September 2002 along with the development of deligoparin, due to an analysis of the clinical trial results, which showed that treatment with deligoparin did not meet the primary or secondary endpoints of the study.

Other income of $221,000 for the nine months ended June 30, 2003 represents sublease rental income related to our laboratory facility. Other income of $150,000 for the nine months ended June 30, 2002 represents proceeds from the sale of trademarks.

We accreted $706,000 and $660,000 of dividends on our Series C preferred stock during the nine months ended June 30, 2003 and 2002, respectively. From the date of issue until the earlier of December 21, 2006 or the date the Series C preferred stock is exchanged or converted, we will accrete the Series C preferred stock for a 7% dividend, compounded annually from its recorded value up to its redemption value.

Fiscal Year Ended September 30, 2002 Compared to Fiscal Year Ended September 30, 2001

We incurred net losses attributable to common stockholders of $12,189,000 and $22,865,000 for the fiscal years ended September 30, 2002 and 2001, respectively. The net loss for the fiscal year ended September 30, 2001 included a $767,000 gain recognized on the settlement of a disputed accrued liability for a discontinued program and equity in loss of Incara Development of $12,650,000.

R&D expenses from continuing operations decreased $1,105,000, or 22%, to $3,927,000 for fiscal 2002 from $5,032,000 for fiscal 2001.

We have synthesized a group of small molecules that have potent catalytic antioxidant activities, destroy free radicals and protect cells from damage initiated by free radicals in laboratory experiments. R&D expenses for our antioxidant program decreased $530,000, or 18%, to $2,413,000 for fiscal 2002 from $2,943,000 for fiscal 2001. R&D expenses were less in fiscal 2002 due to lower preclinical testing and sponsored research expenses. R&D expenses for the antioxidant program have totaled $14,030,000 from inception through September 30, 2002. In May 2002, we entered into a collaborative arrangement with Elan to develop these compounds as adjunctive therapies in cancer treatment, which collaboration Elan and we terminated in January 2003.

In January 2001, we transferred the rights to deligoparin, our heparin compound being developed for inflammatory bowel disease, to Incara Development. In January 2001, we also initiated a Phase 2/3 clinical trial in patients with ulcerative colitis, a form of inflammatory bowel disease. R&D expenses for deligoparin incurred prior to December 21, 2000 were on behalf of us, while costs for deligoparin incurred thereafter were on behalf of Incara Development. Prior to the formation of Incara Development, R&D expenses totaled $3,275,000 on the deligoparin project, including $335,000 in fiscal 2001. Amounts billable to Incara Development for deligoparin for expenses incurred and work performed by us are netted against R&D expenses. Subsequent to our investment in Incara Development, our expenses associated with deligoparin development flow through “Equity in loss of Incara Development.” Our equity in loss of Incara Development was $1,040,000 and $12,650,000 during fiscal years 2002 and 2001, respectively. The net loss for fiscal 2001 included $12,015,000 for our interest in the immediate write-off at inception of the technology contributed by Elan to Incara Development. Elan and we terminated the deligoparin program in September 2002. Elan and we intend to terminate our collaboration and no significant additional expenses are expected to be incurred.

Other R&D expenses represent costs associated with general research and development that are not directly chargeable to a program and management time for the discontinued liver cell therapy program.

G&A expenses decreased $279,000, or 9%, to $2,778,000 for fiscal 2002 from $3,057,000 for fiscal 2001. These decreases resulted primarily from lower employee bonus payments in fiscal 2002, offset by higher financial advisor costs.

Expenses for our preclinical liver cell therapy program that was sold in October 2002 are included in discontinued operations. Expenses for fiscal 2002 were $3,657,000, which was $1,193,000, or 48%, higher than the $2,464,000 incurred in fiscal 2001. Expenses were higher in fiscal 2002 due to increased activity in the program and the establishment of our laboratory facility in the last quarter of fiscal 2001. We incurred increases in personnel, laboratory supplies, facility costs and process development. R&D expenses for this program totaled $10,471,000 from inception through September 30, 2002.

We accreted $887,000 and $652,000 of dividends on our Series C preferred stock during fiscal years 2002 and 2001, respectively. From the date of issue until the earlier of December 21, 2006 or the date the Series C preferred stock is exchanged or converted, we will accrete the Series C preferred stock for the 7% dividend, compounded annually from its recorded value up to its current redemption value. Future adjustments to the Series C preferred stock carrying value might be necessary to adjust the carrying value to the current fair value of the assets required to be delivered under the exchange provision reduced by amounts owed to us by Elan upon an exchange under the terms of the Series C preferred stock.

Fiscal Year Ended September 30, 2001 Compared to Fiscal Year Ended September 30, 2000

We incurred net losses attributable to common stockholders of $22,865,000 and $6,665,000 for the fiscal years ended September 30, 2001 and 2000, respectively. The net loss for the fiscal year ended September 30, 2001 was reduced by a $767,000 gain recognized on the settlement of a disputed accrued liability for a discontinued program and increased by the $12,650,000 equity in loss of Incara Development. The net loss for the fiscal year ended September 30, 2000 was reduced by a $9,751,000 gain on the sale of our IRL division in December 1999.

On December 29, 1999, we sold our anti-infectives division, known as IRL, to a private pharmaceutical company for $11,000,000. The transaction involved the sale of assets associated with IRL, including rights under a collaboration with Merck & Co., Inc. and the assumption of related liabilities by the purchaser. At June 30, 2003, we remained contingently liable through May 2007 on lease obligations of approximately $4,705,000 assumed by the purchaser, for the IRL facility lease in Cranbury, New Jersey. We recognized a gain of $9,751,000 on the sale of IRL in the first quarter of fiscal 2000.

Contract revenue of $100,000 for the fiscal year ended September 30, 2000 resulted from a collaboration that we sold with IRL.

Our research and development expenses from continuing operations decreased $1,661,000, or 25%, to $5,032,000 for fiscal 2001 from $6,693,000 for fiscal 2000. R&D expenses for fiscal 2000 included $1,339,000 of expenses for IRL, which was sold in December 1999.

R&D expenses for our antioxidant program increased $1,249,000, or 74%, to $2,943,000 for fiscal 2001 from $1,694,000 for fiscal 2000. R&D expenses were higher in fiscal 2001 due to increased activity in the program, including the costs of process improvement, scale-up and preclinical testing. R&D expenses totaled $11,617,000 from inception through September 30, 2001.

In January 2001, we transferred the rights to deligoparin to Incara Development. In January 2001, we also initiated a Phase 2/3 clinical trial in patients with ulcerative colitis, a form of inflammatory bowel disease. R&D expenses for deligoparin incurred prior to December 21, 2000 were on behalf of us, while costs for deligoparin incurred thereafter were on behalf of Incara Development. Prior to the formation of Incara Development, R&D expenses totaled $3,275,000 on the deligoparin project, including $335,000 and $1,712,000 in fiscal years 2001 and 2000, respectively. Amounts billable to Incara Development for deligoparin for expenses incurred and work performed by us are netted against R&D expenses. Subsequent to our investment in Incara Development, our expenses associated with deligoparin development flowed through “Equity in loss of Incara Development.” During fiscal 2001, our equity in loss of Incara Development was $12,650,000, which included $12,015,000 for our interest in the immediate write-off at inception of the technology contributed by Elan to Incara Development.

Other R&D expenses represent costs associated with general research and development that are not directly chargeable to a program and management time for the discontinued liver cell therapy program.

On March 31, 2000, we acquired all of the minority interests of Aeolus Pharmaceuticals, Inc. and Renaissance Cell Technologies, Inc., which has since changed its name to Incara, Inc. Prior to this acquisition, we owned 78.0% of Incara, Inc. and 65.8% of Aeolus. We issued 1,220,041 shares of our common stock for the subsidiaries’ minority ownership. We accounted for the acquisition using the purchase method of accounting with a total purchase price of $6,664,000. We allocated the total purchase price to purchase of in-process research and development and immediately charged it to operations because at the date of the acquisition the in-process research purchased was in preclinical stages, feasibility had not been established and we deemed it to have no alternative future use. We estimated at the acquisition date that Incara, Inc. and Aeolus would need to spend in excess of an additional $50,000,000 to complete the research and development and that it would be at least 2006 before the research and development is completed. The acquisition of these minority interests did not have a significant impact on operating results because we previously recognized all losses of Incara, Inc. and Aeolus due to our majority interest in the subsidiaries.

Expenses for our preclinical liver cell therapy program that was sold in October 2002 are included in discontinued operations. Expenses for fiscal 2001 were $2,464,000, which was $1,484,000, or 151%, higher than the $980,000 incurred in fiscal 2000. Expenses were higher in fiscal 2001 due to increased activity in the program and the establishment of our own laboratory facility for the program. We incurred increases in personnel, sponsored research, consultants and laboratory supplies.

General and administrative, or G&A, expenses increased $472,000, or 18%, to $3,057,000 for fiscal 2001 from $2,585,000 for fiscal 2000. These increases resulted primarily from expenses related to personnel and financing activities, including higher investor relations, legal and accounting expenses.

We accreted $652,000 of dividends on our Series C preferred stock during fiscal 2001.

Liquidity and Capital Resources

At June 30, 2003, we only had $21,000 of cash, a decrease of $188,000 from September 30, 2002. The decrease was primarily due to operating expenses, offset by proceeds received from the sale of our liver cell program and an increase in our liabilities. In an effort to conserve cash, we reduced our headcount and most employees, including all senior officers, deferred salaries from February 1, 2003 through July 31, 2003.

On July 28, 2003, we closed on a bridge loan facility of $3,000,000, which should give us adequate financial resources to conduct operations until December 2003. On September 16, 2003, we entered into an agreement for up to an additional $5,000,000 in funding, subject to satisfactory completion of a toxicology study and the merger discussed below and additional closing conditions. Completion of these two financings is expected to provide sufficient funds to continue operations for at least one year; however, there are conditions that must be met and we might not receive all of these funds. In conjunction with the financing, the company and employees agreed that obligations for deferred employee salaries of $718,000 would be cancelled. Previously accrued bonuses of $520,000 were also cancelled. The officers and employees have also agreed to salary reductions averaging 26% beginning in August 2003.

The $3,000,000 bridge loan is convertible at the option of the investors into common stock of Incara, Inc. at $0.10 per share and is secured by all of the assets of Incara Pharmaceuticals. As part of the financing, Incara Pharmaceuticals plans to combine with Incara, Inc. in a reorganizational merger. The merger will result in the conversion of the $3,000,000 bridge loan into common stock of the surviving company and conversion of Incara Pharmaceuticals’ Series C preferred stock into common stock of the surviving company. Incara Pharmaceuticals common stock will be converted into common stock of the merged company and will continue to trade as Incara Pharmaceuticals Corporation. The merger is subject to the approval of Incara Pharmaceuticals stockholders.

During the nine months ended June 30, 2003, we incurred operational expenses of $3,869,000. We anticipate our net operational costs will increase during the remainder of fiscal 2003 and for the foreseeable future as we utilize the proceeds from our recent financing to continue and expand our operations, although our ongoing cash requirements will depend on numerous factors, particularly the progress of our catalytic antioxidant program and our ability to negotiate and complete collaborative agreements. In order to fund our on-going operating cash requirements, we intend to try to sell additional shares of our stock and establish new collaborations for our antioxidant research program that include initial cash payments and on-going research support.

There are uncertainties as to all of these potential sources of capital. Our access to capital might be restricted because we might not be able to enter into any collaboration on terms acceptable or favorable to us due to conditions in the pharmaceutical industry or in the economy in general or based on the prospects of our catalytic antioxidant program. Even if we are successful in obtaining a collaboration for our antioxidant program, we might have to relinquish rights to technologies, product candidates or markets that we might otherwise develop ourselves.

Similarly, due to market conditions, the illiquid nature of our stock, and other possible limitations on stock offerings, we might not be able to sell additional securities under these arrangements, or raise other funds on terms acceptable or favorable to us. At times it is difficult for small biotechnology companies such as us to raise funds in the equity markets. Any additional equity financing, if available, would likely result in substantial dilution to our stockholders.

In January 2001, we sold shares of our Series C preferred stock to Elan. The Series C preferred stock is exchangeable at the option of Elan for all of the preferred stock of Incara Development held by us which, if exchanged, would give Elan ownership of 100% of Incara Development’s preferred stock or 50% of the initial amount of combined common and preferred stock of Incara Development. The Series C preferred stock is convertible by Elan into shares of our Series B preferred stock at the rate of $64.90 per share. At June 30, 2003, the accreted value of the Series C preferred stock was $14,260,000. If the Series C preferred stock is outstanding as of December 21, 2006, we must redeem it for an amount equal to $1,000 per share plus any accrued unpaid dividends. At such date, we will exchange the Series C preferred stock and accrued dividends, at our option, for either cash or shares of our stock and warrants having a then fair market value of the amount due.

At June 30, 2003, we owed Elan $696,000 for debt obligations, which are due in December 2006. In December 1999, we sold IRL, our anti-infectives division, to a private pharmaceutical company. As of June 30, 2003, we remained contingently liable through May 2007 for a lease obligation of approximately $4,705,000 assumed by the purchaser on the former IRL facility in Cranbury, New Jersey. In addition, we also had contractual commitments to pay $1,301,000 of future lease obligations for our administrative office and laboratory facilities, of which $422,000 has been accrued. Non-cancelable future minimum lease payments under this lease were as follows at June 30, 2003:

Payments due during:

Three months ending September 30, 2003	$136,000
Fiscal year ending September 30, 2004	414,000
Fiscal year ending September 30, 2005	425,000
Fiscal year ending September 30, 2006	326,000

Total minimum lease payments	$1,301,000

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles, which require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosure of contingent assets and liabilities. We evaluate our estimates, judgments and the policies underlying these estimates on a periodic basis as the situation changes, and regularly discuss financial events, policies, and issues with our independent accountants and members of our audit committee. We routinely evaluate our estimates and policies regarding revenue recognition; clinical trial, preclinical, manufacturing and patent related liabilities; license obligations; inventory; intangible assets and deferred tax assets.

We generally enter into contractual agreements with third-party vendors to provide clinical, preclinical and manufacturing services in the ordinary course of business. Many of these contracts are subject to milestone-based invoicing and the contract could extend over several years. We record liabilities under these contractual commitments when we determine an obligation has been incurred, regardless of the timing of the invoice. Patent related liabilities are recorded based upon various assumptions or events that we believe are the most reasonable to each individual circumstance, as well as based upon historical experience. License milestone liabilities and the related expense are recorded when the milestone criterion achievement is probable. We have not recognized any assets for inventory, intangible items or deferred taxes as we have yet to receive regulatory approval for any of our compounds. Any potential asset that could be recorded in regards to any of these items is fully reserved. In all cases, actual results may differ from our estimates under different assumptions or conditions.

DESCRIPTION OF CAPITAL STOCK

Certificate of Incorporation

The provisions of the certificate of incorporation of Incara Pharmaceuticals and Incara, Inc. are the same except that the certificate of Incara, Inc.:

•	does not contain any designation for Series C preferred stock;

•	the authorized capital stock of Incara, Inc. consists of 350,000,000 shares of common stock and 3,000,000 shares of preferred stock, of which 600,000 shares are designated as Series B preferred stock, whereas Incara Pharmaceuticals Corporation has only 80,000,000 shares of common stock authorized. However, in March 2003, the stockholders of Incara Pharmaceuticals approved increasing the authorized shares of common stock to 350,000,000; and

•	Incara, Inc. has elected not to be governed by the provisions of Section 203 of the Delaware General Corporation Law, which require any person or entity that acquires 15% or more but less than 85% of Incara, Inc.’s voting securities from entering into a business combination with Incara, Inc. for three years after such date unless the board approves the transaction prior to such acquisition or the stockholders approve the transaction by a two thirds majority.

Incara Pharmaceuticals did not amend its Certificate of Incorporation to reflect the approved increase because it needed to conserve funds and determined the legal expense and increase in the Delaware franchise tax that the higher authorized share amount would generate dictated that the increase not be made until a financing transaction made the increase necessary. Even after reaching an agreement with Goodnow Capital for the $3.0 million financing, Incara Pharmaceuticals decided the increase in the authorized shares was not necessary because it will not be issuing stock in the reorganization.

The certificate of incorporation of Incara, Inc. is attached to this proxy statement-prospectus as Appendix B.

Common Stock.    We have the authority to issue up to 350,000,000 shares of common stock. As of August 31, 2003, there were 14,095,531 shares of common stock outstanding of Incara Pharmaceuticals, 16,756,901 shares of common stock issuable upon the exercise of outstanding stock options and 1,554,021 shares of common stock issuable upon the exercise of warrants for common stock

Holders of shares of the common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and are not entitled to cumulate votes for the election of directors. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of Incara Pharmaceuticals, the holders of shares of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distributions rights applicable to any outstanding shares of preferred stock. Shares of common stock have no preemptive, conversion or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock.

A subsidiary of Elan Corporation, plc owns 825,000 shares of our common stock. Until December 20, 2004, Elan has the right to participate in any equity financing we undertake on the same terms as any third party investor in order to allow Elan to maintain its pro rata interest in Incara Pharmaceuticals, based on its equity ownership on an as converted to common stock basis. This preemptive right applies to the $3.0 million bridge financing and the $5.0 million additional financing from Goodnow Capital. We have given Elan notice of its preemptive rights and Elan has 15 days from the date it received our notice to elect to exercise its right. This preemptive right does not apply to any public offering, equity issuances in conjunction with collaborations and other partnering arrangements with strategic investors provided the issuance is ancillary to and not a principal reason for the financing, and equity-based incentive plans for the benefit of our employees, directors and consultants.

Preferred Stock.    We have the authority to issue up to 3,000,000 shares of preferred stock. Our Board of Directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions, including the dividend, conversion, voting, redemption (including sinking fund provisions), and other rights, liquidation preferences, and the number of shares constituting any series and the designations of such series, without any further vote or action by our stockholders. Because the terms of the preferred stock may be fixed by our Board of Directors without stockholder action, the preferred stock could be issued quickly with terms calculated to defeat a proposed take-over of Incara Pharmaceuticals or to make the removal of management of Incara Pharmaceuticals more difficult. Under certain circumstances this could have the effect of decreasing the market price of the common stock. Management of Incara Pharmaceuticals is not aware of any threatened transaction to obtain control of Incara Pharmaceuticals.

As of August 31, 2003, we had issued and outstanding 503,544 shares of Series B preferred stock, 22,191 shares of Series B preferred stock issuable upon the exercise of warrants for Series B preferred stock and 12,015 shares of Series C preferred stock. All shares of Series B preferred stock and Series C preferred stock currently are owned by Elan. The Series B preferred stock is non-voting stock. Each share of Series B preferred stock is convertible into ten shares of our common stock, provided that no conversion may be effected that would result in the holders of Series B preferred stock owning more than 9.9% of the common stock of Incara, Inc. on a fully converted to common stock basis. This same limitation on conversion is applicable to the holders of Series B preferred stock and Series C preferred stock of Incara Pharmaceuticals.

The Series C preferred stock also is non-voting stock. The Series C preferred stock has a face value of $1,000 per share and bears a mandatory stock dividend of 7%, compounded annually, payable in shares of Series C preferred stock. As part of the reorganization, all of the Series C preferred stock will convert into shares of common stock of Incara, Inc. If the reorganization does not occur and the Series C preferred stock is outstanding on December 21, 2006, we will exchange it and any accrued dividends, at our option, for either cash or shares of stock and warrants having a then fair market value of the amount due.

Warrants

As of August 31, 2003, warrants to purchase 1,554,021 shares of common stock at exercise prices ranging from $0.10 to $2.025 were outstanding, with a weighted exercise price of $1.59 per share. As of August 31, 2003, we had also issued to Elan a warrant that expires on December 20, 2005 to purchase up to 22,191 shares of our Series B preferred stock at an exercise price of $72.12 per share. Each warrant contains provisions for the adjustment of the exercise price under certain circumstances, including sales of stock at less than the exercise price, stock dividends, stock splits, reorganizations, reclassifications or mergers.

To ensure that Goodnow Capital can invest the full $5.0 million in Incara, Inc. contemplated by the additional financing, Incara, Inc. and Incara Pharmaceuticals each issued to Goodnow Capital a warrant to purchase 50,000,000 shares of each company’s common stock with an exercise price of $0.10 per share. The warrants will allow Goodnow to invest in Incara even if we do not draw on any of the $5.0 million funding. The number of shares issuable under each warrant will be reduced share for share by the amount of shares issued upon conversion of the $5.0 million debenture. Likewise, the number of shares issuable under each warrant will be reduced share for share by the amount of shares issued upon the exercise, if any, of the other warrant. The warrants will expire on the date the merger is completed or, if the merger is not completed for any reason, September 16, 2008. In addition, any repayment we make under the $3.0 million promissory note will increase the number of shares available under the Incara Pharmaceuticals warrant by the dollar amount of the payment divided by $0.10.

Section 203 of the Delaware Corporation Law

Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”) prevents an “interested stockholder” (defined in Section 203 of the DGCL, generally, as a person owning 15% or more of a corporation’s outstanding voting stock), from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a publicly-held Delaware corporation for three years following the date such person became an interested stockholder, unless:

•	before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

•	upon consummation of the transaction that resulted in the interested stockholder’s becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

•	following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

Section 203 of the DGCL is applicable to Incara Pharmaceuticals. The statute could prohibit or delay a merger, takeover or other change in control of Incara Pharmaceuticals and therefore could discourage attempts to acquire Incara Pharmaceuticals. The certificate of incorporation of Incara, Inc. expressly provides that the provisions of Section 203 of the DGCL do not apply. Consequently, a person or entity wishing to acquire control of Incara, Inc. would not have to comply with the director or stockholder approvals required by Section 203. This could make a takeover of Incara, Inc. easier even if the takeover were not approved by the board of directors or opposed by the stockholders as not being in their best interests.

The provisions of Section 203 of the DGCL do not apply to the reorganization or the stock to be issued in the reorganization because the boards of directors of both Incara, Inc. and Incara Pharmaceuticals approved the $3.0 million and $5.0 million financing with Goodnow Capital prior to Goodnow becoming an “interested stockholder”.

Limitation of Liability

Section 145 (“Section 145”) of the DGCL provides a detailed statutory framework covering indemnification of officers and directors against liabilities and expenses arising out of legal proceedings brought against them by reason of their being or having been directors or officers. Section 145 generally provides that a director or officer of a corporation:

•	shall be indemnified by the corporation for all expenses of such legal proceedings when he is successful on the merits;

•	may be indemnified by the corporation for the expenses, judgments, fines and amounts paid in settlement of such proceedings (other than a derivative suit), even if he is not successful on the merits, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; and

•	may be indemnified by the corporation for the expenses of a derivative suit (a suit by a stockholder alleging a breach by a director or officer of a duty owed to the corporation), even if he is not successful on the merits, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation.

The indemnification discussed in clauses two and three above may be made only upon a determination that indemnification is proper because the applicable standard of conduct has been met. Such a determination may be made by a majority of a quorum of disinterested directors, independent legal counsel, the stockholders or a court of competent jurisdiction. The indemnification discussed in clause three above may be made, however, if the director or officer is adjudged liable for negligence or misconduct in the performance of his duties to the corporation, unless a corporation determines that despite such adjudication, but in view of all the circumstances, he is entitled to indemnification.

Article Seventh of Incara Pharmaceuticals’ Certificate of Incorporation provides in substance that, to the fullest extent permitted by the DGCL as it now exists or as amended, each director and officer shall be indemnified against reasonable costs and expenses, including attorney’s fees, and any liabilities which he may incur in connection with any action to which he may be made a party by reason of his being or having been a director or officer of Incara Pharmaceuticals. The indemnification provided by Incara Pharmaceuticals’ Certificate of Incorporation is not deemed exclusive of or intended in any way to limit any other rights to which any person seeking indemnification may be entitled.

Section 102(b)(7) of the DGCL permits a corporation to provide in its Certificate of Incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability

•	for any breach of the director’s duty of loyalty to the corporation or its stockholders,

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

•	under Section 174 of the DGCL, or

•	for any transaction from which the director derived an improper personal benefit.

Article Ninth of Incara Pharmaceuticals’ Certificate of Incorporation provides for the elimination of personal liability of a director for breach of fiduciary duty, as permitted by Section 102(b)(7) of the DGCL.

We maintain liability insurance on our officers and directors against liabilities that they may incur in such capacities.

Bylaws

The bylaws of Incara Pharmaceuticals and Incara, Inc. are identical. The bylaws of Incara, Inc. are attached to this proxy statement-prospectus as Appendix C.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company.

DEADLINE FOR SHAREHOLDER PROPOSALS

Stockholders having proposals that they desire to present at next year’s annual meeting of stockholders of Incara Pharmaceuticals should, if they desire that such proposals be included in Incara Pharmaceuticals’ proxy statement relating to such meeting, were required to submit such proposals to Incara Pharmaceuticals not later than October 6, 2003. To be so included, all such submissions must comply with the requirements of Rule 14a-8 promulgated under the Exchange Act and the Board of Directors directs the close attention of interested stockholders to that Rule. Proposals may be mailed to Richard W. Reichow, Corporate Secretary, Incara Pharmaceuticals Corporation, P.O. Box 14287, Research Triangle Park, North Carolina 27709.

If a stockholder of the Company wishes to present a proposal at the 2004 Annual Meeting, but does not wish to have the proposal considered for inclusion in the Company’s proxy statement and proxy card, such stockholder must give written notice to the Secretary of the Company at the address noted above. The Secretary must receive such notice no later than December 19, 2003. If a stockholder fails to provide timely notice of a proposal to be presented at the 2004 Annual Meeting, the proxies designated by the Board of Directors of the Company will have discretionary authority to vote on any such proposal.

EXPERTS

The consolidated financial statements of Incara Pharmaceuticals Corporation as of September 30, 2002 and 2001, and for each of the three years in the period ended September 30, 2002, included in this proxy statement-prospectus have been so included in reliance upon the report (which contains an explanatory paragraph relating to Incara Pharmaceuticals Corporation’s ability to continue as a going concern as discussed in Note B to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Incara Development, Ltd. as of September 30, 2002 and 2001, and for the year ended September 30, 2002 and the period from inception on January 5, 2001 through September 30, 2001, included in this proxy statement-prospectus have been so included in reliance upon the report (which contains an explanatory paragraph relating to Incara Development Ltd.’s ability to continue as a going concern as discussed in Note 2 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

OPINIONS

The legality of the shares of common stock and Series B preferred stock of Incara, Inc. to be issued in the reorganization will be passed upon for Incara, Inc. by Wyrick Robbins Yates & Ponton LLP, Raleigh, North Carolina.

The federal income tax consequences of the reorganization on Incara Pharmaceuticals, Incara, Inc. and Incara Pharmaceuticals common stockholders who receive Incara, Inc. common stock in the reorganization have been passed upon by Wyrick Robbins Yates & Ponton LLP, Raleigh, North Carolina.

OTHER MATTERS

As of the date of this proxy statement-prospectus, we are not aware of any matters that will be presented for action at the special meeting. However, if any other matters properly come before the special meeting, the persons named in the accompanying proxy intend to exercise the discretion conferred by the proxy to vote in accordance with their judgment on such matters.

APPENDIX A

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

[Filed as Exhibit 2.1 to this Registration Statement. Will be inserted here in definitive Proxy Statement-Prospectus.]

A-1

APPENDIX B

CERTIFICATE OF INCORPORATION

OF

INCARA, INC.

[Filed as Exhibit 3.1 to this Registration Statement. Will be inserted here in definitive Proxy Statement-Prospectus.]

B-1

APPENDIX C

BYLAWS OF INCARA, INC.

[Filed as Exhibit 3.2 to this Registration Statement. Will be inserted here in definitive Proxy Statement-Prospectus.]

C-1

INDEX TO FINANCIAL STATEMENTS

Incara Pharmaceuticals Corporation

Report of Independent Accountants	F-2
Consolidated Balance Sheets - As of September 30, 2002 and 2001	F-3
Consolidated Statements of Operations - For the fiscal years ended September 30, 2002, 2001 and 2000	F-4
Consolidated Statements of Stockholders’ Equity (Deficit) - For the fiscal years ended September 30, 2002, 2001 and 2000	F-5
Consolidated Statements of Cash Flows - For the fiscal years ended September 30, 2002, 2001 and 2000	F-6
Notes to Consolidated Financial Statements	F-7

Nine Months Ended June 30, 2003 and 2002
Consolidated Balance Sheets as of June 30, 2003 (unaudited) and September 30, 2002	F-22
Consolidated Statements of Operations for the Nine Months ended June 30, 2003 and 2002 (unaudited)	F-23
Consolidated Statements of Cash Flows for the Nine Months ended June 30, 2003 and 2002 (unaudited)	F-24
Notes to Consolidated Financial Statements	F-25

Incara Development, Ltd.

Report of Independent Accountants	F-31
Balance Sheets – As of September 30, 2002 and 2001	F-32

Statements of Operations – For the fiscal year ended September 30, 2002, the period from inception on January 5, 2001 through September 30, 2001 and the period from inception on January 5, 2001 through September 30, 2002

F-33

Statements of Stockholders’ Deficit – For the fiscal year ended September 30, 2002, the period from inception on January 5, 2001 through September 30, 2001 and the period from inception on January 5, 2001 through September 30, 2002

F-34

Statements of Cash Flows – For the fiscal year ended September 30, 2002, the period from inception on January 5, 2001 through September 30, 2001 and the period from inception on January 5, 2001 through September 30, 2002

F-35
Notes to Financial Statements	F-36

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF

INCARA PHARMACEUTICALS CORPORATION

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders’ equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Incara Pharmaceuticals Corporation and its subsidiaries (the “Company”) at September 30, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PricewaterhouseCoopers LLP

Raleigh, North Carolina

November 1, 2002, except for Note Q,

    as to which the date is September 17, 2003.

INCARA PHARMACEUTICALS CORPORATION

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except per share data)

	September 30,
	2002	2001
ASSETS
Current assets:
Cash and cash equivalents	$209	$5,453
Accounts receivable from Incara Development	293	1,147
Prepaids and other current assets	91	321

Total current assets	593	6,921
Property and equipment, net	680	1,341
Equipment of discontinued operations held for sale	572	—
Other assets	356	356

	$2,201	$8,618

LIABILITIES, EXCHANGEABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$1,368	$1,437
Accrued expenses	377	523
Accumulated losses of Incara Development in excess of investment	245	969
Current portion of capital lease obligations	49	25
Current portion of notes payable	144	—

Total current liabilities	2,183	2,954
Long-term portion of capital lease obligations	—	17
Long-term portion of note payable to Elan	647	—
Long-term portion of other notes payable	297	—
Series C redeemable convertible exchangeable preferred stock, 20,000 shares authorized; 12,015 shares issued and outstanding as of September 30, 2002 and 2001 (liquidation value of $13,554 at September 30, 2002)	13,554	12,667
Stockholders’ equity (deficit):
Preferred stock, $.01 par value per share, 3,000,000 shares authorized:
Series B nonredeemable convertible preferred stock, 600,000 shares authorized; 503,544 and 28,457 shares issued and outstanding as of September 30, 2002 and 2001, respectively	5	1
Common stock, $.001 par value per share, 80,000,000 and 40,000,000 shares authorized at September 30, 2002 and 2001, respectively; 14,095,331 and 12,717,093 shares issued and outstanding at September 30, 2002 and 2001, respectively	14	13
Additional paid-in capital	104,679	99,850
Restricted stock	(217)	(112)
Accumulated deficit	(118,961)	(106,772)

Total stockholders’ equity (deficit)	(14,480)	(7,020)

	$2,201	$8,618

The accompanying notes are an integral part of these consolidated financial statements.

INCARA PHARMACEUTICALS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Fiscal Year Ended September 30,
	2002	2001	2000
Revenue:
Contract revenue	$—	$—	$100

Costs and expenses:
Research and development	3,927	5,032	6,693
Purchase of in-process research and development	—	—	6,664
General and administrative	2,778	3,057	2,585

Total costs and expenses	6,705	8,089	15,942

Loss from operations	(6,705)	(8,089)	(15,842)
Gain on sale of division	—	—	9,751
Equity in loss of Incara Development	(1,040)	(12,650)	—
Interest income (expense), net	(50)	223	406
Other income	150	767	—

Loss from continuing operations	(7,645)	(19,749)	(5,685)
Discontinued operations	(3,657)	(2,464)	(980)

Net loss	(11,302)	(22,213)	(6,665)
Preferred stock dividend and accretion	(887)	(652)	—

Net loss attributable to common stockholders	$(12,189)	$(22,865)	$(6,665)

Net loss per common share (basic and diluted):
Loss from continuing operations available to common stockholders	$(0.66)	$(2.48)	$(1.03)

Discontinued operations	$(0.28)	$(0.30)	$(0.18)

Net loss attributable to common stockholders	$(0.94)	$(2.78)	$(1.21)

Weighted average common shares outstanding:
Basic and diluted	12,962	8,233	5,522

The accompanying notes are an integral part of the consolidated financial statements.

INCARA PHARMACEUTICALS CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(Dollars in thousands)

	Common Stock		Series B Preferred Stock		Additional Paid-in Capital	Restricted Stock	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Number of Shares	Par Value	Number of Shares	Par Value
Balance at September 30, 1999	5,226,969	$5	—	$—	$81,772	$(744)	$(77,242)	$3,791
Exercise of common stock options	140,000	—	—	—	50	—	—	50
Proceeds from offerings of Employee Stock Purchase Plan	208,744	—	—	—	122	—	—	122
Common stock issued in conjunction with merger with Transcell	856,861	1	—	—	(1)	—	—	—
Common stock issued in conjunction with Aeolus and Cell Technologies mergers	1,220,041	1	—	—	6,663	—	—	6,664
Stock-based compensation and amortization of Restricted Stock	—	—	—	—	838	424	—	1,262
Restricted Stock forfeited	(146,666)	—	—	—	(81)	81	—	—
Common stock repurchased	(140,100)	—	—	—	(412)	—	—	(412)
Net loss for the fiscal year ended September 30, 2000	—	—	—	—	—	—	(6,665)	(6,665)

Balance at September 30, 2000	7,365,849	7	—	—	88,951	(239)	(83,907)	4,812
Sale of common stock and Series B preferred stock and warrants to Elan, net of issuance costs of $25	825,000	1	28,457	1	3,973	—	—	3,975
Sale of common stock pursuant to stock offering, net of issuance costs of $556	4,323,044	5	—	—	6,418	—	—	6,423
Series C preferred stock dividends and accretion	—	—	—	—	—	—	(652)	(652)
Exercise of common stock options	27,360	—	—	—	13	—	—	13
Proceeds from offerings of Employee Stock Purchase Plan	58,449	—	—	—	89	—	—	89
Stock-based compensation and amortization of Restricted Stock	—	—	—	—	83	117	—	200
Restricted Stock forfeited	(22,784)	—	—	—	(10)	10	—	—
Net shares of common stock issued for settlement of accrued liability	140,175	—	—	—	333	—	—	333
Net loss for the fiscal year ended September 30, 2001	—	—	—	—	—	—	(22,213)	(22,213)

Balance at September 30, 2001	12,717,093	13	28,457	1	99,850	(112)	(106,772)	(7,020)
Sale of Series B preferred stock to Elan, net of issuance costs of $20	—	—	416,204	4	2,976	—	—	2,980
Conversion of note payable to Elan to common stock and Series B preferred stock	480,000	—	58,883	—	1,400	—	—	1,400
Series C preferred stock dividends and accretion	—	—	—	—	—	—	(887)	(887)
Proceeds from offerings of Employee Stock Purchase Plan	86,488	—	—	—	37	—	—	37
Restricted Stock sold to employees and consultant	711,750	1	—	—	252	(252)	—	1
Stock-based compensation and amortization of Restricted Stock	100,000	—	—	—	164	147	—	311
Net loss for the fiscal year ended September 30, 2002	—	—	—	—	—	—	(11,302)	(11,302)

Balance at September 30, 2002	14,095,331	$14	503,544	$5	$104,679	$(217)	$(118,961)	$(14,480)

The accompanying notes are an integral part of the consolidated financial statements.

INCARA PHARMACEUTICALS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Fiscal Year Ended September 30,
	2002	2001	2000
Cash flows from operating activities:
Net loss	$(11,302)	$(22,213)	$(6,665)
Loss from discontinued operations	3,657	2,464	980

Loss from continuing operations	(7,645)	(19,749)	(5,685)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	381	164	260
Loss from discontinued operations	(3,657)	(2,464)	(980)
Noncash compensation	147	200	1,262
Noncash consulting, license fee and financing costs	199	—	—
Purchase of in-process research and development	—	—	6,664
Gain on sale of division	—	—	(9,751)
Equity in loss of Incara Development	1,288	12,984	—
Loss on disposal of property and equipment	—	—	36
Gain on settlement of accrued liability	—	(767)	—
Change in assets and liabilities:
Accounts receivable from Incara Development	854	(1,147)	—
Prepaids and other assets	90	(300)	(85)
Accounts payable and accrued expenses	(215)	839	(653)

Net cash used in operating activities	(8,558)	(10,240)	(8,932)

Cash flows from investing activities:
Distribution from CPEC LLC	140	—	—
Investment in Incara Development	(2,013)	—	—
Proceeds from sale of division	—	—	11,000
Proceeds from sales and maturities of marketable securities	—	4,678	6,468
Purchases of marketable securities	—	—	(8,593)
Purchases of property and equipment	(260)	(1,312)	(114)

Net cash provided by (used by) investing activities	(2,133)	3,366	8,761

Cash flows from financing activities:
Proceeds from issuance of common stock and warrants	38	9,070	172
Proceeds from issuance of Series B preferred stock and warrants	2,980	1,430	—
Proceeds from notes payable	2,578	—	2
Proceeds from capital leases	—	—	38
Repurchase of Incara Pharmaceuticals common stock	—	—	(412)
Principal payments on notes payable	(124)	(27)	(58)
Principal payments on capital lease obligations	(25)	(23)	(101)

Net cash provided by (used by) financing activities	5,447	10,450	(359)

Net increase (decrease) in cash and cash equivalents	(5,244)	3,576	(530)
Cash and cash equivalents at beginning of period	5,453	1,877	2,407

Cash and cash equivalents at end of period	$209	$5,453	$1,877

Supplemental disclosure of cash flow information:
Cash payments of interest	$59	$15	$37
Supplemental disclosure of non-cash investing and financing activities:
Issuance of Restricted Stock	$252	$—	$—
Equity issued in exchange for note payable and interest	$1,400	$—	$—
Common stock issued in settlement of accrued liability	$—	$416	$—
Retirement of common stock in connection with settlement of accrued liability	$—	$83	$—
Series C preferred stock issued for investment in Incara Development	$—	$12,015	$—
Series C preferred stock dividend accreted	$887	$652	$—
Restricted Stock forfeited	$—	$10	$81
Property and equipment acquired through financing arrangements	$33	$—	$38

The accompanying notes are an integral part of the consolidated financial statements.

INCARA PHARMACEUTICALS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. NATURE OF THE BUSINESS

The Company is developing a series of catalytic antioxidant molecules to protect against the damaging effects of reactive oxygen-derived molecules, commonly referred to as free radicals. At September 30, 2002, the Company was also developing adult liver stem cell therapy for the treatment of liver failure; however, this program was sold in October 2002 (See Note Q). In addition, in September 2002, the Company ended its Phase 2/3 clinical trial and the development of an ultra-low molecular weight heparin for the treatment of ulcerative colitis, which was being developed in collaboration with Elan Corporation, plc, an Irish company, and its subsidiaries (“Elan”).

The “Company” refers collectively to Incara Pharmaceuticals Corporation, a Delaware corporation (“Incara Pharmaceuticals”), its two wholly owned subsidiaries, Aeolus Pharmaceuticals, Inc., a Delaware corporation (“Aeolus”), and Incara Cell Technologies, Inc., a Delaware corporation (“Cell Technologies”), formerly Renaissance Cell Technologies, Inc., as well as its equity investee, Incara Development, Ltd., a Bermuda corporation (“Incara Development”). As of September 30, 2002, Incara Pharmaceuticals owned 35.0% of CPEC LLC (“CPEC”), 100% of the common stock of Incara Development and 60.2% of the preferred stock of Incara Development.

B. LIQUIDITY

The Company had an accumulated deficit of $118,961,000 at September 30, 2002, incurred a net loss of $11,302,000 for the year then ended, and expects to incur additional losses in fiscal 2003 and for several more years.

The Company had cash of $209,000 at September 30, 2002. The Company received $2,845,000 of cash payments and $468,000 of debt reduction in conjunction with the sale of the assets of Cell Technologies in October 2002 (See Note Q). The Company believes it has sufficient financial resources to continue operating into February 2003.

In order to fund on-going operating cash requirements, the Company needs to raise significant additional funds during 2003 and beyond. The Company intends to attempt to establish new collaborations for current research programs that include initial cash payments and on-going research support, sell additional shares of stock, and explore other strategic and financial alternatives.

If the Company is unable to obtain financing, it will need to eliminate some or all of its activities, merge with or sell some or all of our assets to another company, or cease operations entirely.

C. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The consolidated financial statements include the accounts of Incara Pharmaceuticals and its wholly owned subsidiaries. The Company uses the equity method to account for its 35.0% ownership interest in CPEC. While Incara Pharmaceuticals owns 100% of the outstanding common stock and 60.2% of the preferred stock of Incara Development and Elan owns 39.8% of the preferred stock, Elan has retained significant minority investor rights, including 50% control of the management committee which oversees the research program, that are considered “participating rights” as defined in the Emerging Issues Task Force Consensus No. 96-16. Accordingly, Incara Pharmaceuticals does not consolidate the financial statements of Incara Development, but instead accounts for its investment in Incara Development under the equity method of accounting. The development program being conducted by Incara Development was terminated in September 2002. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: The Company invests available cash in short-term bank deposits, money market funds, commercial paper and U.S. Government securities. Cash and cash equivalents include investments with maturities of three months or less at the date of purchase. The carrying value of cash and cash equivalents approximate their fair market value at September 30, 2002 and 2001 due to their short-term nature.

INCARA PHARMACEUTICALS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Marketable Securities: The Company considers its investment portfolio available-for-sale. Debt and equity securities are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders’ equity, net of related income taxes. Premiums are amortized and discounts accreted using the interest method over the remaining terms of the related securities. Gains and losses on the sale of securities are determined using the specific identification method.

Accounts Receivable: The accounts receivable from Incara Development at September 30, 2002 and 2001 were comprised of amounts due for management services and research and development expenses incurred by Incara Pharmaceuticals for Incara Development.

Property and Equipment: Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method based on estimated useful lives or, in the case of leasehold improvements and equipment under capital leases, over the lesser of the estimated useful lives or the lease terms. The estimated useful lives are two years for computers and five years for equipment. No impairments of property and equipment were required to be recognized during the fiscal years ended September 30, 2002, 2001 and 2000.

Expenses for repairs and maintenance are charged to operations as incurred. Upon retirement or sale, the cost of the assets disposed of and the related accumulated depreciation are removed from the accounts, and any resulting gain or loss is credited or charged to operations.

Revenue Recognition: In September 2001, the Company adopted Staff Accounting Bulletin No. 101, as amended, “Revenue Recognition in Financial Statements” (“SAB 101”) issued by the Securities and Exchange Commission (the “SEC”). SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. The Company has adopted the milestone payment method to account for milestone payments received pursuant to development agreements. The adoption of SAB 101 did not have any impact on the Company’s financial position or results of operations. The Company has adopted the milestone payment method to account for milestone payments received pursuant to development agreements, and accordingly, recognizes non-refundable upfront license fees and certain other related fees over the development period. Cell processing revenue is derived from fees earned for processing liver cells that are used for research purposes by other pharmaceutical companies, and is recognized upon completion of the processing and delivery requirements, including acceptance by the pharmaceutical companies. Cell processing revenue resulted from the Company’s liver cell program, which was sold in October 2002. Contract revenue was recognized over the period in which the services were performed and the fees were earned. Contract revenue resulted from a collaboration that was sold with a division of the Company in December 1999.

Research and Development: Research and development costs are expensed in the period incurred. Payments related to the acquisition of in-process research and development are expensed due to the stage of development of the acquired compound or technology at the date of acquisition. Research and development expenses which are incurred on behalf of Incara Development and billed to Incara Development are recognized as a reduction of research and development expenses, net of intercompany profits.

Income Taxes: Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce net deferred tax assets to the amounts expected to be realized.

Net Loss Per Common Share: The Company computes basic net loss per weighted share attributable to common stockholders using the weighted average number of shares of common stock outstanding during the period. The Company computes diluted net loss per weighted share attributable to common stockholders using the weighted average number of shares of common and dilutive potential common shares outstanding during the period. Potential common shares consist of stock options, restricted common stock, warrants and convertible preferred stock using the treasury stock method and are excluded if their effect is antidilutive. At September 30, 2002 diluted weighted average common shares excluded incremental shares of approximately 12,533,000 related to stock options, unvested shares of restricted common stock, convertible preferred stock and warrants to purchase common and preferred stock. These shares are excluded due to their antidilutive effect as a result of the Company’s loss from operations.

INCARA PHARMACEUTICALS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Accounting for Stock-Based Compensation: The Company accounts for stock-based compensation based on the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), as amended by the Financial Accounting Standards Board (the “FASB”) Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” (“FIN 44”). APB No. 25 and FIN 44 state that no compensation expense is recorded for stock options or other stock-based awards to employees that are granted with an exercise price equal to or above the estimated fair value per share of the Company’s common stock on the grant date. The Company has adopted the disclosure requirements of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), which requires compensation expense to be disclosed based on the fair value of the options granted at the date of the grant.

Segment Reporting: The Company currently operates in only one segment.

Recent Accounting Pronouncements: In July 2001, the FASB issued SFAS No. 141, “Business Combinations” (“SFAS 141”) and SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 141 supersedes APB Opinion No. 16, “Business Combinations” and is applicable for all business combinations initiated after June 30, 2001. The most significant provisions of SFAS 141 require (a) the application of the purchase method of accounting for all business combinations; (b) the establishment of specific criteria for the recognition of intangible assets separately from goodwill; and (c) unallocated negative goodwill to be written off immediately as an extraordinary gain. SFAS 142 supersedes APB No. 17, “Intangible Assets”. The most significant provisions of SFAS 142 provide (a) goodwill and indefinite lived intangible assets will no longer be amortized; (b) goodwill and intangible assets deemed to have an indefinite life will be tested at least annually for impairment; and (c) the amortization period of intangible assets with finite lives will no longer be limited to forty years. The Company adopted SFAS 142 effective October 1, 2001 and the adoption did not have a material effect on the Company’s financial position or results of operations as the Company did not have then and currently has no goodwill and no intangible assets.

In October 2001, the FASB issued FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). SFAS 144 supersedes FASB Statement No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” and Accounting Principles Board Opinion No. 30, “Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” The provisions of SFAS 144 are required to be applied to fiscal years beginning after December 15, 2001, however, the Company elected to adopt SFAS 144 during fiscal 2002. The adoption of SFAS 144 did not have any impact on the Company’s financial position or results of operations in fiscal 2002.

In June 2002, the FASB issued FASB Statement No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). SFAS 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance set forth in Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. The scope of SFAS 146 includes (1) costs related to terminating a contract that is not a capital lease, (2) termination benefits received by employees who are involuntarily terminated under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract and (3) costs to consolidate facilities or relocate employees. SFAS 146 will be effective for exit or disposal activities that are initiated after December 31, 2002.

D. CPEC LLC

The Company uses the equity method to account for its 35.0% ownership interest in CPEC. CPEC’s only activities for fiscal 2002 were $5,000 of interest income and $154,000 of gain from the sale of a trademark jointly owned with Incara Pharmaceuticals. Incara Pharmaceuticals recorded as other income its portion of the gain on the trademark sale ($96,000) along with its pro rata gain from CPEC ($54,000). Incara Pharmaceuticals received cash distributions of $140,000 from CPEC during fiscal 2002. CPEC had $36,000 of net assets at September 30, 2002. Incara’s share of CPEC’s net assets is included in other current assets.

INCARA PHARMACEUTICALS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

E. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at September 30, 2002 and 2001 (in thousands):

	2002	2001
Office equipment	$447	$441
Laboratory equipment	533	1,079
Leasehold improvements	581	561

	1,561	2,081
Less: accumulated depreciation and amortization	(881)	(740)

	$680	$1,341

The above amounts included equipment under capital lease obligations with a cost of $125,000 and $92,000 at September 30, 2002 and 2001, respectively, and a net book value of $42,000 and $33,000 at September 30, 2002 and 2001, respectively. Depreciation and amortization expense was $381,000, $164,000 and $260,000 for the fiscal years ended September 30, 2002, 2001 and 2000, respectively. In addition, equipment with a cost of $681,000 and a net book value of $518,000 was pledged as collateral on notes payable at September 30, 2002. Equipment with a cost of $812,000 and a net book value of $572,000 is not included in September 30, 2002 property and equipment; instead it is shown on the balance sheet as equipment of discontinued operations held for sale. (See Note Q).

F. ACCRUED EXPENSES

At September 30, 2002 and 2001, accrued expenses consisted of the following (in thousands):

	2002	2001
Payroll-related liabilities	$337	$474
Other	40	49

	$377	$523

G. COMMITMENTS

The Company leases office and laboratory space under a non-cancelable operating lease that expires in June 2006. Rent expense under non-cancelable operating leases was $378,000, $292,000 and $423,000 for the fiscal years ended September 30, 2002, 2001 and 2000, respectively. The Company also leases equipment under capital leases.

At September 30, 2002, the Company’s non-cancelable future minimum payments under lease arrangements were as follows (in thousands):

Fiscal Year	Operating Leases	Capital Leases
2003	$401	$53
2004	414	—
2005	426	—
2006	326	—

Total minimum lease payments	$1,567	53

Less: amount representing interest		(4)

Present value of future minimum lease payments		$49

The Company remains contingently liable through May 2007 on debt and lease obligations of approximately $5,434,000 assumed by the purchaser of a division of the Company, referred to as IRL, including the IRL facility lease in Cranbury, New Jersey (See Note N). In addition, in connection with a financing arrangement, the financing company has the right to receive, at its option, either $60,000 or a warrant to purchase 60,000 shares of the Company’s common stock.

INCARA PHARMACEUTICALS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

H. NOTES PAYABLE

In October 2001, the Company executed a Master Loan and Security Agreement with Transamerica Technology Finance Corporation (“Transamerica”) to finance equipment purchases. In October 2001, the Company borrowed $565,000 from Transamerica and pledged equipment with a cost of $681,000 as collateral.

At September 30, 2002, the future minimum payments under the note payable with Transamerica were as follows (in thousands):

Fiscal year
2003	$208
2004	193
2005	125

Total future note payments	526
Less: amounts representing interest	(85)

Present value of future note payments	$441

In October 2001 and February 2002, Incara Pharmaceuticals borrowed from Elan $857,000 and $518,000, respectively, pursuant to the terms of a note arrangement with Elan. In February 2002, Incara Pharmaceuticals, with Elan’s consent, converted the outstanding principal and accrued interest of $1,400,000 into 480,000 shares of common stock and 58,883 shares of Incara Pharmaceuticals’ Series B non-voting convertible preferred stock (“Series B Stock”). In August 2002, Incara Pharmaceuticals borrowed from Elan $638,000 pursuant to the terms of the note arrangement. The note payable accrues interest at 10% compounded semi-annually. The note will mature on December 21, 2006, when the outstanding principal plus accrued interest will be due and payable. Incara Pharmaceuticals has the option to repay the note either in cash or in shares of Series B Stock and warrants having a then fair market value of the amount due. As of September 30, 2002, the outstanding balance on the note payable to Elan was $647,000.

I. REDEEMABLE CONVERTIBLE EXCHANGEABLE PREFERRED STOCK

In January 2001, Incara Pharmaceuticals issued to Elan 12,015 shares of Series C redeemable convertible exchangeable non-voting preferred stock (“Series C Stock”), which shares were outstanding at September 30, 2002 and 2001 (see Note M). The Series C Stock has liquidation preferences in advance of common stock and the Series B Stock, which is on par with common stock upon a liquidation.

The Series C Stock bears a mandatory stock dividend of 7%, compounded annually. The Series C Stock is exchangeable at the option of Elan at any time for all of the preferred stock of Incara Development held by Incara Pharmaceuticals which, if exchanged, would give Elan ownership of 50% of the initial amount of combined common and preferred stock of Incara Development on an as- converted basis. Because the exchange feature allows the Series C Stock to be redeemed for certain assets of Incara Pharmaceuticals, the Series C Stock is presented outside of stockholders’ equity (deficit). After December 20, 2002, the Series C Stock is convertible by Elan into shares of Series B Stock at the rate of $64.90 per share. If the Series C Stock is outstanding as of December 21, 2006, Incara Pharmaceuticals will exchange the Series C Stock and accrued dividends, at its option, for either cash or shares of stock and warrants of Incara Pharmaceuticals having a then fair market value of the amount due.

J. STOCKHOLDERS’ EQUITY (DEFICIT)

Preferred Stock: The Certificate of Incorporation of Incara Pharmaceuticals authorizes the issuance of up to 3,000,000 shares of Preferred Stock, at a par value of $.01 per share. The Board of Directors has the authority to issue Preferred Stock in one or more series, to fix the designation and number of shares of each such series, and to determine or change the designation, relative rights, preferences, and limitations of any series of Preferred Stock, without any further vote or action by the stockholders of the Company. In January 2001, Incara Pharmaceuticals issued to Elan 28,457 shares of Series B Stock and 12,015 shares of Series C Stock. In February 2002, the Company issued 58,883 shares of Series B Stock and 480,000 shares of common stock to Elan in exchange for a $1,400,000 note payable to Elan. In May 2002, the Company sold 416,204 shares of Series B Stock to Elan for $3,000,000. All

INCARA PHARMACEUTICALS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

issued shares of preferred stock were outstanding at September 30, 2002 (see Note M). Each share of Series B Stock is convertible into ten shares of common stock. The Series C Stock has liquidation preferences in advance of common stock and Series B Stock, which is on par with common stock upon a liquidation.

Common Stock: In August 2001, Incara Pharmaceuticals sold 4,323,044 shares of its common stock and warrants to purchase 1,037,531 shares of common stock resulting in net proceeds to the Company of approximately $6,423,000, net of $556,000 of issuance costs. The warrants have an average exercise price of approximately $2.02 per share and expire in August 2006. Incara Pharmaceuticals has the option, upon 30 days notice, to redeem unexercised warrants at a price of $0.01 per warrant share if, and only if, at the time notice of such redemption is given, the closing price for the stock for each of the 30 consecutive trading days immediately preceding the date that the redemption notice is given exceeded approximately $6.075. Incara Pharmaceuticals also issued a warrant to purchase 48,902 shares of common stock to the placement agent that assisted the Company in this stock sale.

In January 2001, Incara Pharmaceuticals issued to Elan 825,000 shares of common stock and in February 2002 Incara Pharmaceuticals issued to Elan 480,000 shares of common stock (see Note M).

On December 20, 2000, Incara Pharmaceuticals entered into a Settlement Agreement and Release with Knoll to resolve a dispute regarding a payable owed by Incara Pharmaceuticals to Knoll for a discontinued program. As of the settlement date, the accrued liability, net of related receivables, was $1,250,000. Incara Pharmaceuticals paid Knoll $70,000 and issued to Knoll 175,000 shares of common stock (with a fair value of approximately $416,000) in exchange for a full release of all amounts owed to Knoll. In conjunction with the settlement, Indevus Pharmaceuticals, Inc. (“Indevus”), formerly known as Interneuron Pharmaceuticals, Inc., returned 34,825 shares of Incara Pharmaceuticals common stock owned by Indevus to the Company as partial payment of a related receivable owed to Incara Pharmaceuticals by Indevus. This settlement eliminated the accrued liability owed to Knoll and reduced the Company’s net loss by $767,000 in fiscal 2001.

In January and February 2000, Incara Pharmaceuticals repurchased 104,100 shares of its common stock at a cost of $331,000 through purchases on the stock market. In July 2000, Incara Pharmaceuticals purchased from each of Lola M. Reid, Ph.D. and James D. Crapo, M.D., both of whom were consultants to Incara Pharmaceuticals, 18,000 shares of Incara Pharmaceuticals’ common stock at a per share price of $2.25, the closing price as listed on Nasdaq on July 26, 2000. The shares repurchased had been issued to Drs. Reid and Crapo in the acquisitions of Cell Technologies and Aeolus on March 31, 2000 (see Note N).

In May 1998, Incara Pharmaceuticals issued 494,823 shares of common stock as the first installment of a merger (the “Transcell Merger”) with Transcell Technologies, Inc. (“Transcell”). Indevus was the majority stockholder of Transcell. In lieu of the second installment payment due to Indevus, Indevus retained 281,703 shares of Incara Pharmaceuticals common stock owned by Indevus. In August 1999, Incara Pharmaceuticals issued 867,583 shares of Incara Pharmaceuticals common stock, valued at approximately $1.38 per share, to the other former Transcell stockholders as payment for their second installment of the Transcell Merger in the principal amount of $1,202,000. Incara Pharmaceuticals issued the third and final installment of the purchase price of 856,861 shares of Incara Pharmaceuticals common stock, valued at approximately $3.36 per share, to the former stockholders of Transcell in February 2000. The issuance of these additional shares did not impact the Company’s operating results, because the value of these shares was included in the determination of the purchase price of Transcell in fiscal 1998.

Warrants: As of September 30, 2002, warrants to purchase 1,221,804 shares of common stock and 22,191 shares of Series B Stock were outstanding. The warrants for the Series B Stock are exercisable at $72.12 per share and expire in December 2005. The details of the warrants for common stock outstanding at September 30, 2002 were as follows:

Number of Shares	Exercise Price	Expiration Date
17,783	$13.49	May 2003
18,605	$1.6125	August 2006
1,067,828	$2.025	August 2006
100,000	$2.025	October 2006
17,588	$1.99	October 2008

1,221,804

The Company incurred $112,000 of expense related to warrants issued in fiscal 2002. The Company has the option, upon 30 days notice, to redeem warrants to purchase 1,037,531 shares of common stock that expire in August 2006 at a price of $0.01 per warrant share, if, and only if, at the time notice of such redemption is given, the closing price for the stock for each of the 30 consecutive trading days immediately preceding the date that the redemption notice is given exceeded approximately $6.075.

INCARA PHARMACEUTICALS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

K. STOCK COMPENSATION PLANS

Restricted Stock: As an integral component of a management and employee retention program designed to motivate, retain and provide incentive to the Company’s management, employees and key consultants, the Company’s Board of Directors adopted the 1999 Equity Incentive Plan (the “Equity Plan”) in September 1999. The Equity Plan provides for the grant of restricted stock (“Restricted Stock”) awards which entitle employees and consultants of the Company (the “Participants”) to receive shares of common stock upon satisfaction of specified vesting periods. In May 2002, the Equity Plan was amended to increase the common stock reserved for issuance to 2,000,000 shares. During September 1999, an aggregate of 1,209,912 shares of Restricted Stock were granted to employees and key consultants in consideration of services rendered by the Participants to the Company, the cancellation of options for an equal number of shares of common stock and payment of the par value of the shares. In May 2002, an additional 711,750 shares were granted to employees and a key consultant in consideration of services rendered by the Participants to the Company. A total of 686,813 shares of Restricted Stock were unvested at September 30, 2002, of which 113,460 shares vested in October 2002 and the remaining shares vest in equal monthly installments through May 2006.

The Company has incurred and will continue to incur compensation expense through the vesting period of the Restricted Stock. The value of the Restricted Stock awards of 1,209,912 shares at the date of the grant in 1999 totaled $755,000, based on the trading price of the Company’s common stock of $0.625 per share. The value of the Restricted Stock awards of 711,750 shares in May 2002 totaled $252,000, based on the average trading price of the Company’s common stock of $0.354 per share. The value of the Restricted Stock is amortized on a straight-line basis over the vesting period. The Company recognized $147,000, $117,000 and $424,000 of expenses related to these awards during the fiscal years ended September 30, 2002, 2001 and 2000, respectively.

Employee Stock Purchase Plan: In October 1995, Incara Pharmaceuticals adopted the Employee Stock Purchase Plan (the “ESPP”). In March 2002, the stockholders approved an amendment to increase the common stock reserved for issuance under the ESPP to 600,000 shares. Offerings are for one-year periods beginning on October 1 of each year (an “Offering”) and are divided into two six-month Purchase Periods (the “Purchase Periods”). Employees may contribute up to ten percent (10%) of gross wages, with certain limitations, via payroll deduction, to the ESPP. Common stock is purchased at the end of each Purchase Period with employee contributions at the lower of 85% of the closing price of Incara Pharmaceuticals’ common stock on the first day of an Offering or the last day of the related Purchase Period. As of September 30, 2002, Incara Pharmaceuticals had sold 464,009 shares of common stock pursuant to the ESPP and 135,991 shares were reserved for future issuances.

Stock Option Plan: Under Incara Pharmaceuticals’ 1994 Stock Option Plan (the “Option Plan”), incentive stock options (“ISOs”) or non-qualified stock options to purchase 4,500,000 shares of Incara Pharmaceuticals’ common stock may be granted to employees, directors and consultants of the Company. As of September 30, 2002, 1,004,270 shares were available to be granted under the Option Plan. The exercise price of the ISOs granted under the Option Plan must not be less than the fair market value of the common stock as determined on the date of the grant. The options may have a term up to 10 years. Options typically vest over three to four years following the date of the grant.

INCARA PHARMACEUTICALS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Stock option activity under the Option Plan was as follows:

	Shares	Weighted Average Exercise Price
Outstanding at September 30, 1999	984,561	$2.70
Granted	781,540	$3.93
Exercised	(140,000)	$0.36
Cancelled	(288,941)	$5.57

Outstanding at September 30, 2000	1,337,160	$3.05
Granted	1,004,516	$2.62
Exercised	(27,360)	$0.48
Cancelled	(61,168)	$3.31

Outstanding at September 30, 2001	2,253,148	$2.88
Granted	1,031,019	$0.99
Cancelled	(5,724)	$2.40

Outstanding at September 30, 2002	3,278,443	$2.29

The details of stock options outstanding at September 30, 2002 were as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at September 30, 2002	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number Exercisable at September 30, 2002	Weighted Average Exercise Price
$0.04 - $0.07	27,029	$0.05	6.3 years	17,029	$0.04
$0.36 - $0.63	684,798	$0.46	6.1 years	373,901	$0.42
$0.81 - $1.15	364,874	$1.07	6.5 years	344,874	$1.07
$1.28	475,204	$1.28	9.3 years	469,204	$1.28
$1.45 - $2.69	580,259	$1.89	8.3 years	381,951	$1.84
$3.18 - $3.19	591,914	$3.19	8.0 years	379,762	$3.19
$5.09 - $8.00	526,989	$5.30	7.4 years	515,708	$5.31
$11.03 - $20.50	27,376	$14.42	3.6 years	27,376	$14.42

$0.04 - $20.50	3,278,443	$2.29	7.5 years	2,509,805	$2.46

Under the principles of APB No. 25, the Company does not recognize compensation expense associated with the grant of stock options to employees unless an option is granted with an exercise price at less than fair market value. SFAS 123 requires the use of option valuation models to recognize as expense stock option grants to consultants and to provide supplemental information regarding options granted to employees after September 30, 1995. No stock options were granted to consultants during fiscal 2002. Stock options granted to consultants for fiscal 2001 and 2000 were fully vested when issued, and $83,000 and $838,000, respectively, was expensed upon issuance.

The Company’s pro forma information utilizing the Black-Scholes option valuation model for the fiscal years ended September 30, 2002, 2001 and 2000 is as follows:

	2002	2001	2000
Net loss attributable to common stockholders (in thousands):
As reported	$12,189	$22,865	$6,665
Pro forma	$13,614	$24,215	$6,965
Basic and diluted net loss per weighted share attributable to common stockholders:
As reported	$0.94	$2.78	$1.21
Pro forma	$1.05	$2.94	$1.26

Pro forma information regarding net loss was determined as if the Company had accounted for its employee stock options and shares sold under the ESPP under the fair value method of SFAS 123. The fair value of each option grant for employees and consultants is estimated on the date of the grant using the Black-Scholes option valuation model with the following weighted-average assumptions used for grants:

INCARA PHARMACEUTICALS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	2002	2001	2000
Dividend yield	0%	0%	0%
Expected volatility	139%	131%	133%
Risk-free interest rate	1.5% - 4.9%	5.1% - 5.7%	6.0% -6.3%
Expected option life after shares are vested	3 years	2 years	2 years

For the fiscal years ended September 30, 2002, 2001 and 2000, all stock options were issued at the fair market value of a share of common stock or above. The weighted average fair value of the options granted during fiscal 2002 was approximately $0.79 per share.

L. INCOME TAXES

As of September 30, 2002 and 2001, the Company had federal net operating loss carryforwards of $76,321,000 and $66,798,000, respectively, and state operating loss carryforwards of $36,803,000 and $27,931,000, respectively. The use of these federal net operating loss carryforwards might be subject to limitation under the rules regarding a change in stock ownership as determined by the Internal Revenue Code. The federal net operating losses will begin to expire in 2010. The state net operating losses will begin to expire in 2002. Additionally, the Company had federal research and development carryforwards as of September 30, 2002 and 2001 of $2,290,000 and $1,740,000, respectively.

Significant components of the Company’s deferred tax assets at September 30, 2002 and 2001 consisted of the following (in thousands):

	2002	2001
Net operating loss carryforwards	$27,649	$24,002
AMT credit carryforwards	37	37
Research and development credit carryforwards	2,290	1,740
Accrued payroll related liabilities	1,090	1,159
Charitable contribution carryforwards	961	874
Other	656	653

Total deferred tax assets	32,683	28,465
Valuation allowance for deferred assets	(32,683)	(28,465)

Net deferred tax asset	$—	$—

Due to the uncertainty surrounding the realization of the favorable tax attributes in future tax returns, all of the deferred tax assets have been fully offset by a valuation allowance. The change in the valuation allowance is primarily a result of the net operating loss carryforwards.

Taxes computed at the statutory federal income tax rate of 34% are reconciled to the provision for income taxes as follows (dollars in thousands):

	2002	2001	2000
Effective tax rate	0%	0%	0%

United States Federal tax at statutory rate	$(3,843)	$(7,552)	$(2,266)
State taxes (net of federal benefit)	(412)	(356)	1
Change in valuation reserves	4,218	4,449	226
Pipeline research and development	—	—	2,273
Loss in foreign subsidiary	354	4,187	—
Other	(317)	(728)	(234)

Provision for income taxes	$—	$—	$—

INCARA PHARMACEUTICALS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

M. ELAN CORPORATION TRANSACTIONS

On January 22, 2001, Incara Pharmaceuticals closed on a collaborative transaction with Elan. As part of the transaction, Elan and Incara Pharmaceuticals formed a Bermuda corporation, Incara Development, Ltd., to develop a compound being investigated as a drug treatment for inflammatory bowel disease (“deligoparin”). Incara Pharmaceuticals owns all of the common stock and 60.2% of the non-voting preferred shares of Incara Development and Elan owns 39.8% of the non-voting preferred shares of Incara Development. As part of the transaction, Elan and Incara Pharmaceuticals entered into license agreements under which Incara Pharmaceuticals licensed to Incara Development rights to deligoparin and Elan licensed to Incara Development proprietary drug delivery technology.

As part of the transaction, Elan also purchased 825,000 shares of Incara Pharmaceuticals’ common stock, 28,457 shares of Series B Stock and a five-year warrant to purchase 22,191 shares of Series B Stock at an exercise price of $72.12 per share for an aggregate purchase price of $4,000,000. Each share of Series B Stock is convertible into ten shares of common stock. Elan also purchased 12,015 shares of Series C Stock with a face value of $1,000 per share, or a total of $12,015,000. Incara Pharmaceuticals contributed to Incara Development the proceeds from the issuance of the Series C Stock in exchange for securities of Incara Development. Elan also contributed $2,985,000 to Incara Development for its shares of preferred stock of Incara Development. In addition, Elan granted Incara Development a license to Elan’s proprietary drug delivery technology for a license fee of $15,000,000.

The Series C Stock bears a mandatory stock dividend of 7%, compounded annually. The Series C Stock is exchangeable at the option of Elan at any time for all of the preferred stock of Incara Development held by Incara Pharmaceuticals which, if exchanged, would give Elan ownership of 50% of the initial amount of combined common and preferred stock of Incara Development. Because the exchange feature allows the Series C Stock to be redeemed for certain assets of Incara Pharmaceuticals, the Series C Stock is presented outside of stockholders’ equity (deficit) and is reported at its current redemption value. Future adjustments to the Series C Stock carrying value may be necessary to adjust the carrying value to the current fair value of the assets required to be delivered under the exchange provision, reduced by any amounts owed to Incara Pharmaceuticals by Elan upon an exchange under the terms of the Series C Stock. These terms require Elan to reimburse the Company for the portion of Incara Development’s cumulative losses that Incara Pharmaceuticals funded in excess of its then remaining 50% ownership. After December 20, 2002, the Series C Stock is convertible by Elan into shares of Series B Stock at the rate of $64.90 per share. If the Series C Stock is outstanding as of December 21, 2006, Incara Pharmaceuticals will exchange the Series C Stock and accrued dividends, at its option, for either cash or shares of stock and warrants of Incara Pharmaceuticals having a then fair market value of the amount due.

As part of the transaction, Elan and Incara Pharmaceuticals intended to fund Incara Development pro rata, based on their respective percentage ownership of the combined outstanding common and preferred stock of Incara Development. Of the outstanding combined common and non-voting preferred shares of Incara Development, Elan owns 19.9% and Incara Pharmaceuticals owns 80.1%. Subject to mutual agreement, Elan agreed to lend Incara Pharmaceuticals up to $4,806,000 to fund Incara Pharmaceuticals’ pro rata share of development funding for Incara Development. In return, Incara Pharmaceuticals issued a convertible promissory note that bears interest at 10% compounded semi-annually on the amount outstanding thereunder. After December 20, 2002, the note is convertible at the option of Elan into shares of Series B Stock at $43.27 per share. The note will mature on December 21, 2006, when the outstanding principal plus accrued interest will be due and payable. Incara Pharmaceuticals has the option to repay the note either in cash or in shares of Series B Stock and warrants having a then fair market value of the amount due. In October 2001 and February 2002, Incara Pharmaceuticals borrowed from Elan $857,000 and $518,000, respectively, pursuant to the terms of the note arrangement with Elan. In February 2002, Incara Pharmaceuticals, with Elan’s consent, converted the outstanding principal and accrued interest of $1,400,000 into 480,000 shares of common stock and 58,883 shares of Series B Stock. In August 2002, Incara Pharmaceuticals borrowed from Elan $638,000 pursuant to the terms of the note arrangement. The outstanding balance on the note payable to Elan was $647,000 as of September 30, 2002.

For financial reporting purposes, the value recorded as Incara Pharmaceuticals’ initial investment in Incara Development is the same as the fair value of the Series C Stock issued, which was $12,015,000. The technology obtained by Incara Development from Elan was expensed at inception because the feasibility of using the contributed technology in conjunction with deligoparin had not been established and Incara Development had no alternative future use for the contributed technology. Incara Pharmaceuticals immediately expensed as “Equity in loss of Incara Development” its initial investment in Incara Development, reflective of Incara Pharmaceuticals’ pro rata interest in Incara Development. From the date of issue up to December 21, 2006, Incara Pharmaceuticals will accrete the Series C Stock for the 7% dividend from its recorded value up to its redemption value. Upon a liquidation of the Company, holders of Series C Stock will be entitled to liquidation payments equal to the face value per share at issuance plus accrued dividends.

INCARA PHARMACEUTICALS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

While Incara Pharmaceuticals owns all of the outstanding common stock and 60.2% of the non-voting preferred stock of Incara Development, Elan has retained significant minority investor rights, including 50% control of the management committee which oversees the deligoparin program, that are considered “participating rights” as defined in the Emerging Issues Task Force Consensus No. 96-16. Accordingly, Incara Pharmaceuticals does not consolidate the financial statements of Incara Development, but instead accounts for its investment in Incara Development under the equity method of accounting. Elan and Incara Pharmaceuticals fund Incara Development on a pro rata basis based on their respective ownership of the combined outstanding common and preferred stock of Incara Development. In accordance with APB 18, the Company recognized 100% of the losses of Incara Development to the extent of its original investment, plus all subsequent losses of Incara Development to the extent that it has committed to provide further financial support to fund those losses.

Incara Development is a development stage company with no revenue. During the fiscal year ended September 30, 2002, Incara Development had operating expenses of approximately $1,593,000, which included $1,454,000 for expenses and management services invoiced to Incara Development by Incara Pharmaceuticals. During the fiscal year ended September 30, 2001, Incara Pharmaceuticals’ equity in loss of Incara Development was $12,650,000, including $12,015,000 for Incara Pharmaceuticals’ interest in the immediate write-off at inception of the contributed technology by Elan to Incara Development. Excluding the initial license fee for the contributed technology by Elan, Incara Development had operating expenses of approximately $1,235,000 for the fiscal year ended September 30, 2001, which included $1,147,000 for expenses and management services invoiced to Incara Development by Incara Pharmaceuticals.

Incara Pharmaceuticals invoices Incara Development for research and development expenses that Incara Pharmaceuticals incurs on behalf of Incara Development. These expenses are recognized as a reduction of Incara Pharmaceuticals’ research and development expenses, net of intercompany profits. The following table is a reconciliation of the net loss of Incara Development to the “Equity in loss of Incara Development” included in the Company’s statements of operations (in thousands).

	2002	2001
Incara Development net loss	$1,593	$16,235

Incara Pharmaceuticals’ portion (80.1%)	$1,276	$13,004
Profit on services provided to Incara Development	(256)	(334)
Other	20	(20)

Equity in loss of Incara Development	$1,040	$12,650

In September 2002, Incara Development ended its Phase 2/3 clinical trial and the development of deligoparin due to an analysis of the clinical trial results, which showed that treatment with deligoparin did not meet the primary or secondary endpoints of the study. Although the drug appeared to be safe, the results of the trial did not justify further development of deligoparin for treatment of ulcerative colitis and the development of deligoparin was terminated. Elan and the Company intend to end their collaboration in the joint venture.

In May 2002, Elan purchased 416,204 shares of Series B Stock for $3,000,000. Elan agreed that it would make additional equity investments in the future based upon the completion of various financial and clinical milestones related to Aeolus’ program for catalytic antioxidant compounds as adjunctive agents to cancer treatment. Elan received an exclusive option to negotiate commercialization or collaboration terms at a later phase relating to catalytic antioxidants being developed by Aeolus in the prevention and treatment of radiation-induced and chemotherapy-induced tissue damage (the “Antioxidant Agreement”). In addition to its other rights, Elan may cancel the Antioxidant Agreement for any reason upon 30 days notice.

N. ACQUISITIONS AND DISPOSITION

Incara Cell Technologies, Inc. and Aeolus Pharmaceuticals, Inc.

On March 31, 2000, Incara Pharmaceuticals purchased all of the minority interests of Cell Technologies and Aeolus. Prior to the acquisitions, Incara Pharmaceuticals owned 78.0% of Cell Technologies and 65.8% of Aeolus. Incara Pharmaceuticals issued 1,220,041 shares of its common stock in exchange for the subsidiaries’ minority ownership. The acquisitions have been accounted for using the purchase method of accounting. The total purchase price of $6,664,000 consisted of 1,220,041 shares of Incara Pharmaceuticals’ common stock with a fair value of $5.46 per share, based on the price of Incara Pharmaceuticals’ common stock at the date of acquisition. The total purchase price was allocated to purchased in-process research and development and immediately

INCARA PHARMACEUTICALS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

charged to operations because at the date of the acquisition the in-process research purchased was in preclinical stages, feasibility had not been established and it was deemed to have no alternative future use. Additionally, Cell Technologies and Aeolus had no workforce or other tangible fixed assets. Cell Technologies and Aeolus had incurred approximately $10,000,000 in research and development costs prior to the acquisition of the minority interests by Incara Pharmaceuticals. Incara Pharmaceuticals expected that it would take until at least 2006 to complete development of all aspects of the research and that Cell Technologies and Aeolus would need to spend in excess of an additional $50,000,000 to do so.

IRL

On December 29, 1999, the Company sold IRL, its anti-infectives drug discovery division, to a private pharmaceutical company for $11,000,000 in cash. The transaction involved the sale of assets associated with IRL, including rights under a research collaboration (the “Merck Collaboration”) with Merck & Co., Inc. and the assumption of related liabilities by the purchaser. The Company recognized a gain of $9,751,000 on the sale of IRL. The Company remains contingently liable through May 2007 on debt and lease obligations of approximately $5,433,000 assumed by the purchaser, including the IRL facility lease in Cranbury, New Jersey.

O. AGREEMENTS

Duke Licenses

Aeolus has obtained exclusive worldwide licenses (the “Duke Licenses”) from Duke University (“Duke”) to develop, make, have made, use and sell products using certain technology in the field of free radical and antioxidant research, developed by certain scientists at Duke. Future discoveries in the field of antioxidant research from these scientists’ laboratories at Duke are also covered by the Duke Licenses. The Duke Licenses require Aeolus to use its best efforts to pursue development of products using the licensed technology and compounds. These efforts are to include the manufacture or production of products for testing, development and sale. Aeolus is also obligated to use its best efforts to have the licensed technology cleared for marketing in the United States by the U.S. Food and Drug Administration and in other countries in which Aeolus intends to sell products using the licensed technology. Aeolus will pay royalties to Duke on net product sales during the terms of the Duke Licenses, and milestone payments upon certain regulatory approvals and annual sales levels. In addition, Aeolus is obligated under the Duke Licenses to pay all or a portion of patent prosecution, maintenance and defense costs. Unless earlier terminated, the Duke Licenses continue until the expiration of the last to expire issued patent on the licensed technology.

National Jewish Medical and Research Center Agreements

Aeolus has an exclusive worldwide license (“NJC License”) from National Jewish Medical and Research Center (“NJC”) to develop, make, have made, use and sell products using certain technology developed by certain scientists at NJC. The NJC License requires Aeolus to use commercially reasonable efforts to diligently pursue the development and government approval of products using the licensed technology. Aeolus will pay royalties to NJC on net product sales during the term of the NJC License and a milestone payment upon regulatory approval. In addition, Aeolus is obligated under the NJC License to pay all or a portion of patent prosecution, maintenance and defense costs. Unless earlier terminated, the NJC License continues until the expiration of the last to expire issued patent on the licensed technology. Aeolus also has a sponsored research agreement with NJC that grants Aeolus an option to negotiate a royalty-bearing exclusive license for certain technology, patents and inventions resulting from research by certain individuals at NJC within the field of antioxidant, nitrosylating and related areas. Aeolus has agreed to support certain of NJC’s costs incurred in performance of the research, of which $50,000 remained to be paid as of September 30, 2002.

UNC License

Cell Technologies has a sponsored research agreement (the “UNC Agreement”) with the University of North Carolina at Chapel Hill (“UNC”) which covers research at UNC by scientists in the area of hepatic stem cells and which grants Cell Technologies a first option to obtain an exclusive license to inventions resulting from the agreement with UNC. Cell Technologies has agreed to reimburse UNC for certain costs incurred in connection with the research, of which $341,000 remained to be paid as of September 30, 2002. In August 1999, Cell Technologies obtained an exclusive worldwide license (the “UNC License”) from UNC to make, use and sell products using proprietary information and technology developed under the UNC Agreement. Cell Technologies paid license fees of $75,000 to UNC and will also pay milestones on certain development events and royalties on net sales. Cell Technologies is also obligated to pay patent filing, prosecution, maintenance and defense costs. Unless terminated earlier, the UNC License continues until the last underlying patent expires (see Note Q).

INCARA PHARMACEUTICALS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Albert Einstein College of Medicine Agreements

Cell Technologies has exclusive worldwide license rights from Albert Einstein College of Medicine (“AECM”) for patents resulting from research conducted on liver and precursor cells by Dr. Lola M. Reid, a consultant, and other scientists, while Dr. Reid was at AECM. Cell Technologies must pay royalties to AECM on net product sales during the term of the licenses and must pay minimum royalties beginning in 2004. Cell Technologies must also pay patent prosecution, maintenance and defense costs. Unless terminated earlier, the license continues until the last underlying patent expires. Cell Technologies has a first option to obtain an exclusive license to inventions resulting from a sponsored research program with AECM (see Note Q).

Opocrin License

In July 1998, Incara Pharmaceuticals licensed deligoparin from Opocrin S.p.A., of Modena, Italy (“Opocrin”). The license rights were transferred to Incara Development in January 2001. Incara Development was investigating the use of deligoparin as a drug for the treatment of inflammatory bowl disease. The license is worldwide except for Japan and Korea. Incara Development is responsible for conducting clinical trials for deligoparin and Incara Pharmaceuticals or Incara Development is required to make additional milestone payments to Opocrin upon initiation of Phase 3 clinical trials, upon filing for regulatory approval, upon obtaining regulatory approval and upon achieving specified annual sales. In September 2002, Incara Development ended its Phase 2/3 clinical trial and the development of deligoparin due to unsatisfactory clinical trial results.

Merck Collaboration

In July 1997, IRL entered into the Merck Collaboration to discover and commercialize certain novel antibacterial agents. The Company recognized contract revenue in conjunction with this agreement of $100,000 for the fiscal year ended September 30, 2000. In conjunction with the sale of IRL, the Company transferred its rights and obligations under the Merck Collaboration and its related licenses to the purchaser.

INCARA PHARMACEUTICALS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

P. QUARTERLY FINANCIAL DATA (unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
	(in thousands, except per share amounts)
Fiscal 2002
Total revenue	$—	$—	$—	$—	$—
Loss from continuing operations attributable to common stockholders	$(2,034)	$(2,150)	$(2,414)	$(1,934)	$(8,532)
Discontinued operations	$(1,067)	$(815)	$(969)	$(806)	$(3,657)
Net loss attributable to common stockholders	$(3,101)	$(2,965)	$(3,383)	$(2,740)	$(12,189)
Net loss per common share (basic and diluted):
Loss from continuing operations attributable to common stockholders	$(0.16)	$(0.17)	$(0.19)	$(0.14)	$(0.66)
Discontinued operations	$(0.09)	$(0.06)	$(0.07)	$(0.06)	$(0.28)
Net loss attributable to common stockholders	$(0.25)	$(0.23)	$(0.26)	$(0.20)	$(0.94)
Fiscal 2001
Total revenue	$—	$—	$—	$—	$—
Loss from continuing operations attributable to common stockholders	$(1,242)	$(14,213)	$(2,585)	$(2,361)	$(20,401)
Discontinued operations	$(397)	$(410)	$(652)	$(1,005)	$(2,464)
Net loss attributable to common stockholders	$(1,639)	$(14,623)	$(3,237)	$(3,366)	$(22,865)
Net loss per common share (basic and diluted):
Loss from continuing operations attributable to common stockholders	$(0.18)	$(1.83)	$(0.32)	$(0.22)	$(2.48)
Discontinued operations	$(0.06)	$(0.06)	$(0.08)	$(0.10)	$(0.30)
Net loss attributable to common stockholders	$(0.24)	$(1.89)	$(0.40)	$(0.32)	$(2.78)

Q. SUBSEQUENT EVENTS

On October 31, 2002, Incara Pharmaceuticals sold substantially all of the assets of Cell Technologies to Vesta Therapeutics, Inc. (“Vesta”). The Company received a right to royalties on products developed using intellectual property transferred to Vesta and other proceeds of $3,422,000, which consisted of $2,955,000 of cash payments and $467,000 of reduction in the Company’s notes payable to Transamerica and its capital lease obligations. As part of the transaction, the Company sold to Vesta equipment with a net book value of $572,000 (shown on the September 30, 2002 balance sheet as equipment of discontinued operations held for sale) and assigned certain related agreements to Vesta, including the UNC Agreement, the UNC License and the license and sponsored research program with AECM. The Company wrote off $492,000 of impaired laboratory facilities and established a reserve of $446,000 for future net rent costs of the laboratory facility, which did not transfer in the transaction. The Company recognized a gain of $1,912,000 on the sale in the first quarter of fiscal 2003. Net expenses and net pretax loss for the fiscal years ended September 30, 2002 and 2001 were $3,657,000 and $2,464,000, respectively, which is net of revenue from the program of $86,000 and $44,000, respectively.

The Consolidated Statements of Operations and the Consolidated Statements of Cash Flows for the fiscal years ended September 30, 2003, 2002 and 2001 have been revised to separate the liver cell therapy discontinued operations.

Incara Pharmaceuticals Corporation

CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended June 30, 2003 and 2002

INCARA PHARMACEUTICALS CORPORATION

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except per share data)

	June 30, 2003	September 30, 2002
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$21	$209
Accounts receivable from Incara Development	—	293
Prepaids and other current assets	103	91

Total current assets	124	593
Property and equipment, net	27	1,252
Other assets	355	356

	$506	$2,201

LIABILITIES, EXCHANGEABLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$806	$1,368
Accrued expenses	1,737	377
Accumulated losses of Incara Development in excess of investment	—	245
Current portion of capital lease obligations	—	49
Current portion of notes payable	—	144

Total current liabilities	2,543	2,183
Long-term portion of note payable to Elan	696	647
Long-term portion of other notes payable	—	297
Series C redeemable convertible exchangeable preferred stock, 20,000 shares authorized; 12,015 issued and outstanding (liquidation value of $14,260 at June 30, 2003)	14,260	13,554

Stockholders’ deficit:
Preferred stock, $.01 par value per share, 3,000,000 shares authorized:
Series B nonredeemable convertible preferred stock, 600,000 shares authorized; 503,544 shares issued and outstanding	5	5
Common stock, $.001 par value per share, 80,000,000 shares authorized; 14,095,331 shares issued and outstanding	14	14
Additional paid-in capital	104,679	104,679
Restricted stock	(120)	(217)
Accumulated deficit	(121,571)	(118,961)

Total stockholders’ deficit	(16,993)	(14,480)

	$506	$2,201

The accompanying notes are an integral part of these unaudited consolidated financial statements.

INCARA PHARMACEUTICALS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(In thousands, except per share data)

	Nine Months Ended June 30,
	2003	2002
Costs and expenses:
Research and development	$2,265	$2,995
General and administrative	1,604	2,199

Total costs and expenses	3,869	5,194

Loss from operations	(3,869)	(5,194)
Equity in loss of Incara Development	(74)	(865)
Interest income (expense), net	(56)	(29)
Other income	221	150

Loss from continuing operations	(3,778)	(5,938)
Discontinued operations	(38)	(2,851)
Gain on sale of discontinued operations	1,912	—

Net loss	(1,904)	(8,789)

Preferred stock dividend accreted	(706)	(660)

Net loss attributable to common stockholders	$(2,610)	$(9,449)

Net income (loss) per common share (basic and diluted):
Loss from continuing operations available to common stockholders	$(0.33)	$(0.52)

Discontinued operations	$0.00	$(0.22)

Gain on sale of discontinued operations	$0.14	$0.00

Net loss attributable to common stockholders	$(0.19)	$(0.74)

Weighted average common shares outstanding:
Basic and diluted	13,619	12,834

The accompanying notes are an integral part of these unaudited consolidated financial statements.

INCARA PHARMACEUTICALS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(In thousands)

	Nine Months Ended June 30,
	2003	2002
Cash flows from operating activities:
Net loss	$(1,904)	$(8,789)
Loss from discontinued operations	38	2,851
Gain on sale of discontinued operations	(1,912)	—

Loss from continuing operations	(3,778)	(5,938)
Adjustments to reconcile net loss from continuing operations to net cash used in operating activities:
Depreciation and amortization	158	289
Loss from discontinued operations	(38)	(2,851)
Equity in loss of Incara Development	112	1,044
Noncash compensation	84	98
Noncash consulting, license fee and financing costs	62	189
Gain on sale of equipment	(21)	—
Change in assets and liabilities:
Accounts receivable from Incara Development	(64)	383
Prepaids and other assets	(11)	97
Accounts payable and accrued expenses	351	(622)

Net cash used in operating activities	(3,145)	(7,311)

Cash flows from investing activities:
Proceeds from sale of division	3,422	—
Investment in Incara Development	—	(1,375)
Proceeds from sale of equipment	25	—
Purchases of property and equipment	—	(261)

Net cash provided by (used in) financing activities	3,447	(1,636)

Cash flows from financing activities:
Proceeds from notes payable	—	1,940
Proceeds from issuance of common stock	—	36
Proceeds from issuance of Series B preferred stock and warrants	—	2,980
Principal payments on notes payable	(441)	(100)
Principal payments on capital lease obligations	(49)	(19)

Net cash (used in) provided by financing activities	(490)	4,837

Net decrease in cash and cash equivalents	(188)	(4,110)
Cash and cash equivalents at beginning of period	209	5,453

Cash and cash equivalents at end of period	$21	$1,343

Supplemental disclosure of noncash activities:
Net settlement of additional Incara Development investment	$(357)	$—

Series C preferred stock dividend accreted	$706	$660

Equity issued in exchange for note payable and accrued interest	$—	$1,400

Issuance of restricted common stock	$—	$252

The accompanying notes are integral part of these unaudited consolidated financial statements.

INCARA PHARMACEUTICALS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. Basis of Presentation

The Company is developing a series of catalytic antioxidant molecules to protect against the damaging effects of reactive oxygen-derived molecules, commonly referred to as free radicals.

The “Company” refers collectively to Incara Pharmaceuticals Corporation, a Delaware corporation (“Incara Pharmaceuticals”), its two wholly owned subsidiaries, Aeolus Pharmaceuticals, Inc., a Delaware corporation (“Aeolus”), and Incara Cell Technologies, Inc., a Delaware corporation (“Cell Technologies”), as well as its equity investee, Incara Development, Ltd., a Bermuda corporation (“Incara Development”). As of June 30, 2003, Incara Pharmaceuticals owned all of the outstanding common stock and 60.2% of the preferred stock of Incara Development and 35.0% of CPEC LLC, which is an inactive company. Incara Pharmaceuticals uses the equity method to account for its investments in Incara Development and CPEC LLC.

All significant intercompany activity has been eliminated in the preparation of the consolidated financial statements. The unaudited consolidated financial statements have been prepared in accordance with the requirements of Form 10-Q and Rule 10-01 of Regulation S-X. Some information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to those rules and regulations. In the opinion of management, the accompanying unaudited consolidated financial statements include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the consolidated financial position, results of operations and cash flows of the Company. The consolidated balance sheet at September 30, 2002 was derived from the Company’s audited financial statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2002. The unaudited consolidated financial statements included herein should be read in conjunction with the audited consolidated financial statements and the notes thereto included in that Annual Report on Form 10-K and in the Company’s other SEC filings. Results for the interim period are not necessarily indicative of the results for any other period.

B. Liquidity

The accompanying unaudited financial statements have been prepared on a basis which assumes that the Company will continue as a going concern and which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

As of June 30, 2003, the Company only had $21,000 of cash and had a working capital deficit of $2,419,000. The Company had an accumulated deficit of $121,571,000 at June 30, 2003, incurred a net loss of $1,904,000 for the nine months ended June 30, 2003, and expects to incur additional losses for the foreseeable future.

On July 28, 2003, the Company closed on a bridge loan facility of $3,000,000, which should give the Company adequate financial resources to conduct operations until December 2003. The Company also signed a nonbinding letter of intent for an additional $5,000,000 in funding, subject to satisfactory completion of a toxicology study. If the Company receives the full $8,000,000, it would have sufficient operating funds for more than one year; however, there are conditions that must be met and the Company may not receive all of these funds.

In order to continue operations on a longer-term basis, and to fund on-going operating cash requirements, the Company needs to raise significant additional funds during the remainder of 2003 and beyond. The Company will seek additional financing and will explore other strategic and financial alternatives, including establishing new collaborations for its research programs.

The Company might not be successful in raising additional funds. If the Company is unable to obtain financing, it will need to eliminate some or all of its activities, merge with another company, sell some or all of its assets to another company, or cease operations entirely.

C. Recent Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board (the “FASB”) issued FASB Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). SFAS 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance set forth in Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”.

The scope of SFAS 146 includes (1) costs related to terminating a contract that is not a capital lease, (2) termination benefits received by employees who are involuntarily terminated under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract and (3) costs to consolidate facilities or relocate employees. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

In December 2002, the FASB issued FASB Statement No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure - an amendment of FASB Statement No. 123” (“SFAS 148”). This Statement amends FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. The transition and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002, and the interim disclosure provisions are effective for the first interim period beginning after December 15, 2002. The Company does not intend to voluntarily change to the fair value based method of accounting for stock-based employee compensation, therefore, the Company does not expect the adoption of SFAS 148 to have a material impact on its operations and/or financial position.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34” (“FIN 45”). FIN 45 clarifies the requirements of FASB Statement No. 5, “Accounting for Contingencies”, relating to the guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 requires that upon issuance of a guarantee, the entity must recognize a liability for the fair value of the obligation it assumes under that guarantee. FIN 45’s provisions for initial recognition and measurement must be applied on a prospective basis to guarantees issued or modified after December 31, 2002, and the disclosure requirements are effective for financial statements of both interim and annual periods that end after December 15, 2002. The adoption of FIN 45 did not have a material impact on the Company’s operations or financial position.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), which requires the assets, liabilities and results of operations of variable interest entities (“VIE”) to be consolidated into the financial statements of the company that has controlling financial interest. FIN 46 also provides the framework for determining whether a VIE should be consolidated based on voting interest or significant financial support provided to the VIE. For those public companies who have created VIEs before February 1, 2003, the implementation and disclosure requirements of this interpretation are effective no later than the first annual or interim reporting period that starts after June 15, 2003. The Company is presently evaluating the effect of this interpretation.

In April 2003, the FASB issued FASB Statement No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). FASB Statements No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), and No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities”, establish accounting and reporting standards for derivative instruments including derivatives embedded in other contracts (collectively referred to as derivatives) and for hedging activities. SFAS 149 amends SFAS 133 for certain decisions made by the FASB as part of the Derivatives Implementation Group process. SFAS 149 contains amendments relating to FASB Concepts Statement No. 7, “Using Cash Flow Information and Present Value in Accounting Measurements”, and FASB Statements No. 65, “Accounting for Certain Mortgage Banking Activities”, No. 91 “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases”, No. 95, “Statement of Cash Flows”, and No. 126, “Exemption from Certain Required Disclosures about Financial Instruments for Certain Nonpublic Entities”. The Company is presently evaluating the effect of this pronouncement.

In May 2003, the FASB issued FASB Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). SFAS 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that those instruments be classified as liabilities (or assets in certain circumstances) in statements of financial position. This statement affects the issuer’s accounting for three types of freestanding financial instruments including (1) mandatorily redeemable shares that are required to be redeemed at a specified or determinable date or upon an event certain to occur, (2) put options and forward purchase contracts, which involves financial instruments embodying an obligation that the issuer must or could choose to settle by issuing a variable number of its shares or other equity instruments based solely on something other than the issuer’s own equity shares and (3) certain obligations that can be settled with shares, the monetary value of which is (i) fixed, tied solely or predominantly to a variable such as a market index, or (ii) varies inversely with the value of the issuers’ shares. SFAS 150 also requires disclosures about alternative ways of settling the instruments and the capital structure of entities - all of whose shares are mandatorily redeemable. For public companies, SFAS 150 is generally effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company is presently evaluating the effect of this pronouncement.

D. Net Loss Per Common Share

The Company computes basic net loss per weighted share attributable to common stockholders using the weighted average number of shares of common stock outstanding during the period. The Company computes diluted net loss per weighted share attributable to common stockholders using the weighted average number of shares of common and dilutive potential common shares outstanding during the period. Potential common shares consist of stock options, restricted common stock, warrants and convertible preferred stock, which are excluded if their effect is antidilutive. At June 30, 2003, diluted weighted average common shares excluded approximately 12,890,000 incremental shares related to stock options, unvested shares of restricted common stock, convertible preferred stock and warrants to purchase common and preferred stock. These shares were excluded due to their antidilutive effect as a result of the Company’s net loss from operations.

E. Incara Development, Ltd.

In January 2001, Incara Pharmaceuticals closed on a collaborative transaction with Elan Corporation, plc and several of its affiliated companies (“Elan”). As part of the transaction, Elan and Incara Pharmaceuticals formed a Bermuda corporation, Incara Development, Ltd., to develop deligoparin, a compound that was being investigated as a drug treatment for inflammatory bowel disease. As part of the transaction, Elan and Incara Pharmaceuticals entered into license agreements under which Incara Pharmaceuticals licensed to Incara Development rights to deligoparin and Elan licensed to Incara Development proprietary drug delivery technology. In September 2002, Incara Development ended its Phase 2/3 clinical trial and the development of deligoparin due to an analysis of the clinical trial results, which showed that treatment with deligoparin did not meet the primary or secondary endpoints of the study. Although the drug appeared to be safe, the results of the trial did not justify further development of deligoparin for treatment of ulcerative colitis and the development of deligoparin was terminated. Elan and the Company intend to end their collaboration in the joint venture.

While Incara Pharmaceuticals owns all of the outstanding common stock and 60.2% of the non-voting preferred stock of Incara Development, and Elan owns 39.8% of the non-voting preferred shares, Elan has retained significant minority investor rights, including 50% control of the management committee which oversees the deligoparin program, that are considered “participating rights” as defined in the Emerging Issues Task Force Consensus No. 96-16. Accordingly, Incara Pharmaceuticals does not consolidate the financial statements of Incara Development, but instead accounts for its investment in Incara Development under the equity method of accounting. Elan and Incara Pharmaceuticals fund Incara Development on a pro rata basis based on their respective ownership of the combined outstanding common and preferred stock of Incara Development. In accordance with Accounting Principals Board (“APB”) Opinion No. 18, the Company recognized 100% of the losses of Incara Development to the extent of its original investment, plus all subsequent losses of Incara Development to the extent that it committed to provide further financial support to fund those losses.

Incara Development is a development stage company with no revenue. The following summary information is provided for Incara Development.

	Nine Months Ended June 30,
	2003	2002
	(in thousands)
Operating expenses:
Research and development	$137	$1,272
General and administrative	2	15

Net loss	$(139)	$(1,287)

Incara Pharmaceuticals invoices Incara Development for research and development expenses that Incara Pharmaceuticals incurs on behalf of Incara Development. Incara Pharmaceuticals invoiced $137,000 and $1,161,000 for the nine months ended June 30, 2003 and 2002, respectively, for expenses and management services. These expenses are recognized as a reduction of Incara Pharmaceuticals’ research and development expenses, net of intercompany profits. The following table is a reconciliation of the net loss of Incara Development to the “Equity in loss of Incara Development” included in the Company’s statements of operations.

	Nine months ended June 30,
	2003	2002
	(in thousands)
Incara Development net loss	$(139)	$(1,287)

Incara Pharmaceuticals’ portion (80.1%)	$(112)	$(1,031)
Profit on services provided to Incara Development	38	187
Other	—	(21)

Equity in loss of Incara Development	$(74)	$(865)

F. Antioxidant Agreement

In May 2002, the Company and Elan closed on a collaborative transaction for the development of and option to license the Company’s catalytic antioxidant compounds. In January 2003, the Company and Elan terminated this agreement. In accordance with the terms of the agreement, the Company will pay Elan a royalty on net sales of catalytic antioxidant products sold, if any, for the prevention and treatment of radiation-induced and chemotherapy-induced tissue damage.

G. Incara Cell Technologies, Inc.

On October 31, 2002, Incara Pharmaceuticals sold substantially all of the assets of Cell Technologies and its liver cell program to Vesta Therapeutics, Inc. (“Vesta”) and recognized a gain of $1,912,000 on the sale. The Company received a right to royalties on products developed using intellectual property transferred to Vesta and proceeds of $3,422,000, which consisted of $2,955,000 of cash payments and $467,000 of reduction in the Company’s notes payable and capital lease obligations. As part of the transaction, the Company sold to Vesta property and equipment with a net book value of $572,000 and assigned certain related licenses and other agreements to Vesta. The Company wrote off $492,000 for impaired laboratory facilities and established a reserve of $446,000 for the future net rent costs of the laboratory facility. Net expense and the net pretax loss of the liver cell program was $38,000 for the nine months ended June 30, 2003. The net expense and the pretax loss for the nine months ended June 30, 2002 of $2,851,000 is net of $40,000 of revenue earned by the program. These net amounts are shown as discontinued operations on the statements of operations.

H. Stock-Based Compensation

Under the principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees”, the Company does not recognize compensation expense associated with the grant of stock options to employees unless an option is granted with an exercise price at less than fair market value. SFAS 123 requires the use of option valuation models to recognize as expense stock option grants to consultants and to provide supplemental information regarding options granted to employees. For the nine months ended June 30, 2003 and for fiscal 2002, no stock options were granted to consultants and all stock options granted to employees were issued at or above the fair market value of a share of common stock.

The Company’s pro forma information utilizing the Black-Scholes option valuation model is as follows (in thousands, except for net loss per share information):

	Nine Months Ended June 30,
	2003	2002
Net loss attributable to common stockholders as reported	$2,610	$9,449
Pro forma adjustment for stock-based compensation	96	1,240

Pro forma net loss attributable to common stockholders	$2,706	$10,689

Basic and diluted net loss per weighted share attributable to common stockholders:
As reported	$0.19	$0.74
Pro forma - adjusted for stock-based compensation	$0.20	$0.83

Pro forma information regarding the Company’s net loss was determined as if the Company had accounted for its employee stock options and shares sold under its Employee Stock Purchase Plan under the fair value method of SFAS 123. The fair value of each option grant for employees and consultants is estimated on the date of the grant using the Black-Scholes option valuation model with the following weighted-average assumptions used for grants:

	Nine Months Ended June 30,
	2003	2002
Dividend yield	0%	0%
Expected volatility	233%	139%
Risk-free interest rate	1.2% - 3.8%	1.5% - 4.9%
Expected option life (in years from vesting)	3	3

I. Commitments and Contingencies

At June 30, 2003, the Company had debt obligations of $696,000, which are due in December 2006. The Company also had contractual commitments to pay $1,301,000 of future lease obligations for its administrative office and laboratory facilities, of which $422,000 has been accrued. In December 1999, Incara Pharmaceuticals sold IRL, its anti-infectives division, to a private pharmaceutical company. Incara Pharmaceuticals remains contingently liable through May 2007 for a lease obligation of approximately $4,705,000 assumed by the purchaser on the former IRL facility in Cranbury, New Jersey.

J. Subsequent Events

On July 28, 2003, the Company closed on a bridge loan facility of $3,000,000. The Company also signed a nonbinding letter of intent for an additional $5,000,000 in funding, subject to satisfactory completion of a toxicology study. The $3,000,000 bridge loan is due on December 24, 2003, bears interest at 10% and is secured by all of the Company’s assets. The loan is convertible at the option of the investors into common stock of Cell Technologies at $0.10 per share. As part of the financing, Incara Pharmaceuticals plans to combine with Cell Technologies in a reorganizational merger. The merger will result in the conversion of the $3,000,000 bridge loan into common stock of the surviving company and conversion of Incara’s Series C preferred stock into common stock of the surviving company. Incara Pharmaceuticals common stock will be converted into common stock of the surviving company. The merger is subject to the approval of Incara Pharmaceuticals common stockholders.

In conjunction with the financing, the Company and employees agreed that obligations for deferred employee salaries of $718,000 would be cancelled. Previously accrued employee bonuses of $520,000 were also cancelled.

Incara Development, Ltd.

(A Development Stage Company)

FINANCIAL STATEMENTS

For the Period from Inception (January 5, 2001)

through September 30, 2002 (expressed in U.S. dollars)

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of

Incara Development, Ltd.

In our opinion, the accompanying balance sheets and the related statements of operations, of changes in stockholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Incara Development, Ltd. (a development stage company) (the “Company”) as of September 30, 2002 and 2001, and the results of its operations and its cash flows for the year ended September 30, 2002, the period from inception on January 5, 2001 through September 30, 2001 and the period from inception on January 5, 2001 through September 30, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PricewaterhouseCoopers LLP

Raleigh, North Carolina

November 1, 2002

INCARA DEVELOPMENT, LTD.

(a Development Stage Company)

BALANCE SHEETS

(expressed in U.S. dollars)

	September 30,
	2002	2001
Assets
Current assets:
Cash and cash equivalents	$240	$—

	$240	$—

Liabilities, Redeemable Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accrued liabilities	10,000	10,000
Due to related parties	296,073	1,225,388

Total current liabilities	306,073	1,235,388

Redeemable preferred stock, $1 par value; 6,000 shares authorized; 6,000 shares issued and outstanding at September 30, 2002 and 2001	7,500,000	7,500,000
Stockholders’ Deficit:
Common stock, $1 par value; 6,000 shares authorized; 6000 shares issued and outstanding at September 30, 2002 and 2001	6,000	6,000
Additional paid-in capital (contributed surplus)	10,016,621	7,494,000
Accumulated deficit	(17,828,454)	(16,235,388)

Total stockholders’ deficit	(7,805,833)	(8,735,388)

	$240	$—

The accompanying notes are an integral part of these financial statements.

INCARA DEVELOPMENT, LTD.

(a Development Stage Company)

STATEMENTS OF OPERATIONS

(expressed in U.S. dollars)

	Year ended September 30, 2002	Period from Inception (January 5, 2001) through September 30, 2001	Cumulative from Inception (January 5, 2001) to September 30, 2002
Operating expenses :
Purchased in-process research and development	$—	$15,000,000	$15,000,000
Research and development	1,568,272	1,210,447	2,778,719
General and administrative	24,794	24,941	49,735

Total operating expenses	1,593,066	16,235,388	17,828,454

Net loss	$(1,593,066)	$(16,235,388)	$(17,828,454)

The accompanying notes are an integral part of these financial statements.

INCARA DEVELOPMENT, LTD.

(a Development Stage Company)

STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

(expressed in U.S. dollars)

	Common stock		Additional paid-in Capital (contributed surplus)	Accumulated deficit	Total
	Shares	Amount
Contributed at Inception (January 5, 2001)	6,000	$6,000	$7,494,000	$—	$7,500,000
Net loss	—	—	—	(16,235,388)	(16,235,388)

Balance at September 30, 2001	6,000	6,000	7,494,000	(16,235,388)	(8,735,388)
Contributions by stockholders	—	—	2,522,621	—	2,522,621
Net loss	—	—	—	(1,593,066)	(1,593,066)

Balance at September 30, 2002	6,000	$6,000	$10,016,621	$(17,828,454)	$(7,805,833)

The accompanying notes are an integral part of these financial statements.

INCARA DEVELOPMENT, LTD.

(a Development Stage Company)

STATEMENTS OF CASH FLOWS

(expressed in U.S. dollars)

	Year ended September 30, 2002	Inception (January 5, 2001) through September 30, 2001	Cumulative from inception (January 5, 2001) to September 30, 2002
Cash flows from operating activities:
Net loss	$(1,593,066)	$(16,235,388)	$(17,828,454)
Adjustments to reconcile net loss to net cash used in operating activities:
Purchased in-process research and development	—	15,000,000	15,000,000
Changes in operating assets and liabilities:
Accrued liabilities	—	10,000	10,000
Due to related parties	(929,315)	1,225,388	296,073

Net cash used in operating activities	(2,522,381)	—	(2,522,381)

Cash flow from investing activity:
Purchase of license agreements	—	(15,000,000)	(15,000,000)

Net cash used by investing activity	—	(15,000,000)	(15,000,000)

Cash flow from financing activities:
Contributions from stockholders	2,522,621	—	2,522,621
Proceeds from sale of common stock	—	7,500,000	7,500,000
Proceeds from sale of preferred stock	—	7,500,000	7,500,000

Net cash provided by financing activities	2,522,621	15,000,000	17,522,621

Net increase in cash and cash equivalents	240	—	240
Cash and cash equivalents - Beginning of period	—	—	—

Cash and cash equivalents - End of period	$240	$—	$240

The accompanying notes are an integral part of these financial statements.

INCARA DEVELOPMENT, LTD.

(a Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

(expressed in U.S. dollars)

1. Organization and basis of presentation

Incara Development, Ltd. (the “Company or IDL”) was incorporated on January 5, 2001 in Bermuda. The Company is owned jointly by Incara Pharmaceuticals Corporation (“Incara”), and Elan International Services, Ltd. (“EIS”), a wholly owned subsidiary of Elan Corporation, plc (“Elan”). The primary objective of the Company is to carry on the business of the development, testing, registration, manufacturing, commercialization, and licensing of “Products” (as defined in the Subscription, Joint Development and Operating Agreement (“JDOA”) dated January 19, 2001 between IDL, EIS, Incara and others). The focus of the collaborative venture is to develop “Products” using the intellectual property of Elan and Incara pursuant to the JDOA.

Incara owns all of the common stock and 60.2% of the non-voting convertible preferred shares of IDL and Elan owns 39.8% of the non-voting convertible preferred shares of IDL. As part of the initial transaction, Elan and Incara entered into license agreements under which Incara licensed to IDL rights to a compound being investigated as a drug treatment for inflammatory bowel disease (“deligoparin”) and Elan licensed to IDL proprietary drug delivery technology. EIS and Incara may provide to the Company, by way of contributed surplus or a loan, as agreed by both parties, up to an aggregate maximum amount of $6,000,000 in development funding, and any additional funding to develop the Company’s “Products” pursuant to the JDOA. This funding is to be provided by EIS and Incara on a pro-rata basis, based on their fully diluted equity interests in the Company at the time of each funding.

Elan purchased 12,015 shares of Incara Series C convertible exchangeable non-voting preferred stock with a face value of $1,000 per share, or a total of $12,015,000. Incara contributed to IDL the proceeds from the issuance of the Series C Stock to Elan in exchange for its securities of IDL. Elan also contributed $2,985,000 to IDL for its shares of preferred stock of IDL. In addition, Elan granted IDL a license to Elan’s proprietary drug delivery technology for a license fee of $15,000,000. The Incara Series C Stock is exchangeable at the option of Elan at any time for all of the preferred stock of IDL held by Incara which, if exchanged, would give Elan ownership of 50% of the initial amount of combined common and preferred stock of IDL.

In September 2002, the Company ended its Phase 2/3 clinical trial and the development of deligoparin because the clinical trial results showed that deligoparin did not meet the primary or secondary endpoints of the study. Incara and Elan intend to end their collaboration.

2. Liquidity

The accompanying financial statements have been prepared on a basis which assumes that the Company will continue as a going concern and which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company had an accumulated deficit of $17,828,454 at September 30, 2002, incurred a net loss of $1,593,066 for the year then ended, and expects to incur additional losses in fiscal 2003. The ability of the Company to continue all of its current programs is dependent on the Joint Venture partners meeting their obligations under the JDOA.

3. Significant accounting policies

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Significant accounting policies are as follows:

Research and development costs: Research and development costs are charged as an expense of the period in which they are incurred.

Use of estimates: The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

INCARA DEVELOPMENT, LTD.

(a Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

(expressed in U.S. dollars)

4. Comprehensive income

Comprehensive income (loss) approximates net loss for the periods ended September 30, 2002 and 2001.

5. Research and development

The amount due to shareholders and companies related through common ownership represents costs for research and development that are subcontracted to Incara and Elan. Research and development expenses charged by Incara were $1,454,056 and $1,146,817 for the periods ended September 30, 2002 and 2001, respectively, and charges by Elan were $114,216 and $63,630 for the periods ended September 30, 2002 and 2001, respectively. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established at contractual rates agreed to by the related parties. Further, the amount due to shareholders is unsecured, and interest free with no set terms of repayment.

6. In-process research and development

During the period from inception to September 30, 2001, the Company entered into license arrangements with Elan and Incara to acquire rights to certain intellectual property (as described in note 1). The license acquired from Incara related to early stage technology that, in the opinion of management, had not reached technological feasibility. In addition, management concluded that the license from Elan was only to be used in conjunction with deligoparin and had no alternative future uses. Therefore, all the license fees were deemed to be in-process research and development and were charged to expense for the period.

7. Preferred Stock

In January 2001, the Company issued 6,000 shares of non-voting convertible preference stock (“Preferred Stock”) with a par value of $1.00 each. During fiscal 2002, the preferred stock share premium was reduced to nil and designated as contributed surplus. 3,612 shares of Preferred Stock were issued to Incara and 2,388 shares of Preferred Stock were issued to EIS. At any time after January 19, 2003, the holders of the Preferred Stock have the right to convert all, or a portion, of such Preferred Stock into shares of common stock on a one-to-one basis. Upon liquidation of the Company and certain other events such as a merger as described in the Company’s By-Laws, the holders of the Preferred Stock will be entitled to be paid out of the assets of the Company available for distribution to stockholders up to $1,250 per share before any distribution or payment is made to the holders of any other classes of stock.

Each Joint Venture partner contributed $1,250 per preferred share to IDL at inception. The Company recorded the full amount of $7,500,000 as mezzanine equity given the preference rights of the holders.

8. Stockholders’ equity

In January 2001, the Company issued 6,000 shares of voting common stock to Incara with a par value of $1.00 each. Incara contributed $1,250 per common share to IDL at inception. The Company recorded the issuance of the common stock at the $6,000 par value with $7,494,000 recorded as additional paid-in capital.

During fiscal 2002, the common stock share premium was reduced to nil and designated as contributed surplus. During the year ended September 30, 2002, Incara and Elan also contributed $2,020,619 and $502,001, respectively, to contributed surplus to fund IDL’s operations.

9. Taxes

Under current Bermuda law the Company is not required to pay any taxes in Bermuda on either income or capital gains. The Company has received an undertaking from the Minister of Finance in Bermuda that in the event of such taxes being imposed, the Company will be exempted from taxation until the year 2016.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 (“Section 145”) of the Delaware General Corporation Law, as amended, generally provides that a director or officer of a corporation (i) shall be indemnified by the corporation for all expense of such legal proceedings when he or she is successful on the merits, (ii) may be indemnified by the corporation for the expenses, judgments, fines and amounts paid in settlement of such proceedings (other than a derivative suit), even if he or she is not successful on the merits, if he or she acts in good faith and in a manner he or she reasonably believes to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceedings, had no reasonable cause to believe his or her conduct was unlawful, and (iii) may be indemnified by the corporation for the expenses of a derivative suit (a suit by a stockholder alleging a breach by a director or officer of a duty owed to the corporation), even if he or she is not successful on the merits, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation. No indemnification may be made under clause (iii) above, however, if the director or officer is adjudged liable for negligence or misconduct in the performance of his or her duties to the corporation, unless a corporation determines that, despite such adjudication, but in view of all the circumstances, he or she is entitled to indemnification. The indemnification described in clauses (ii) and (iii) above may be made by upon a determination that indemnification is proper because the applicable standard of conduct has been met. Such a determination may be made by a majority of a quorum of disinterested directors, independent legal counsel, the stockholders or a court of competent jurisdiction.

The Company’s Bylaws provide in substance that, to the fullest extent permitted by Delaware law as it now exists or as amended, each director and officer shall be indemnified against reasonable costs and expenses, including attorneys’ fees and any liabilities which he or she may incur in connection with any action to which he or she may be made a party by reason or his or her being or having been a director or officer of the Registrant or any of its affiliated enterprises. The indemnification provided by the Company’s Bylaws is not deemed exclusive of or intended in any way to limit any other rights to which any person seeking indemnification may be entitled.

Section 102(b)(7) of the Delaware General Corporation Law, as amended, permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. The Company’s Certificate of Incorporation provides for the elimination of personal liability of a director for breach of fiduciary duty, as permitted by Section 102(b)(7) of the Delaware General Corporation Law.

The registrant maintains liability insurance insuring the registrant’s officers and directors against liabilities that they may incur in such capacities.

ITEM 21.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)  The following financial statements, financial statement schedules and exhibits are filed as part of this report or incorporated herein by reference:

(1)  Financial Statements.

See Index to Consolidated Financial Statements on page F-1.

(2)  Financial Statement Schedules.

All financial statement schedules for which provision is made in Regulation S-X are omitted because they are not required under the related instructions, are inapplicable, or the required information is given in the financial statements, including the notes thereto.

(3)  Exhibits.

			Incorporated by Reference To
Exhibit Number		Description of Document	Registrant’s Form	Dated	Exhibit Number	Filed Herewith
2.1		Agreement and Plan of Merger and Reorganization dated September 16, 2003 between Incara, Inc. and Incara Pharmaceuticals Corporation				X	†
3.1		Certificate of Incorporation, as amended				X	†
3.2		Bylaws				X	†
4.1		Form of Common Stock Certificate				X	†
4.3		Warrant to Purchase Shares of Series B Preferred Stock issued to Elan International Services, Ltd.	10-Q	12/31/00	4.3
4.4		Form of Warrant issued to investors in August 2001.	S-1	08/02/01	4.4
4.5		Warrant to Purchase Common Stock of Incara Pharmaceuticals Corporation dated July 11, 2003 issued to W. Ruffin Woody, Jr.	10-Q	06/30/03	4.5
4.6		Warrant dated September 16, 2003 issued by Incara, Inc. to Goodnow Capital, L.L.C.				X	†
4.7		Warrant dated September 16, 2003 issued by Incara Pharmaceuticals Corporation to Goodnow Capital, L.L.C.				X	†
4.8		Form of Series B Preferred Stock Certificate				X	†
5.1		Opinion of Wyrick Robbins Yates & Ponton LLP				X	†
8.1		Tax Opinion of Wyrick Robbins Yates & Ponton LLP				X
10.4	*	License Agreement between Duke University and Aeolus Pharmaceuticals, Inc., dated July 21, 1995	S-1	12/08/95	10.4
10.12		Incara Pharmaceuticals Corporation 1995 Employee Stock Purchase Plan, as amended	S-8	08/22/02	10.12
10.23		Sponsored Research Agreement between The University of North Carolina at Chapel Hill and Renaissance Cell Technologies, Inc. dated September 4, 1997	10-K	09/30/97	10.23
10.24		Sponsored Research Agreement between National Jewish Medical and Research Center and Aeolus Pharmaceuticals, Inc., dated September 11, 1997	10-K	09/30/97	10.24
10.31		Lease Agreement dated September 19, 1996, as amended, between Cedar Brook Corporate Center, L.P. and Transcell Technologies, Inc., as assigned to Intercardia, Inc. effective May 8, 1998	10-Q	06/30/98	10.31
10.34	*	License, Development, Marketing and Clinical Trials Supply Agreement between Opocrin S.p.A. and Intercardia, Inc., dated July 20, 1998	10-K	09/30/98	10.34
10.40		Exchange Agreement dated July 15, 1999, between Intercardia, Inc. and Interneuron Pharmaceuticals, Inc.	8-K	07/23/99	10.40
10.41		Registration Rights Agreement dated July 15, 1999, between Interneuron Pharmaceuticals, Inc. and Intercardia, Inc.	8-K	07/23/99	10.41
10.42		Amended and Restated Limited Liability Company Agreement of CPEC, LLC dated July 15, 1999, among CPEC, LLC, Intercardia, Inc. and Interneuron Pharmaceuticals, Inc.	8-K	07/23/99	10.42
10.43		Assignment, Assumption and License Agreement dated July 15, 1999, between CPEC, LLC and Intercardia, Inc.	8-K	07/23/99	10.43

10.44		Incara Pharmaceuticals Corporation 1999 Equity Incentive Plan, as amended	S-8	09/09/02	10.44
10.47		Form of Severance Agreement dated September 23, 1999 with Clayton I. Duncan, Richard W. Reichow, John P. Richert and W. Bennett Love	10-K	09/30/99	10.47
10.48	*	Asset Purchase Agreement dated December 17, 1999	10-K	09/30/00	10.47
10.49	*	License Agreement dated August 23, 1999 between The University of North Carolina at Chapel Hill and Renaissance Cell Technologies, Inc.	10-Q	03/31/00	10.49
10.50	*	License Agreement, effective July 1996, between Albert Einstein College of Medicine of Yeshiva University and Renaissance Cell Technologies, Inc.	10-Q	03/31/00	10.50
10.53		Employment Agreement between Clayton I. Duncan and Incara Pharmaceuticals Corporation, dated December 11, 2000	10-K	09/30/00	10.53
10.55		Securities Purchase Agreement among Incara Pharmaceuticals Corporation, Elan International Services, Ltd. and Elan Pharma International Limited dated as of December 21, 2000	8-K	01/29/01	10.55
10.56	*	License Agreement dated November 17, 2000 between National Jewish Medical and Research Center and Aeolus Pharmaceuticals, Inc.	10-Q	12/31/00	10.56
10.57		Office Lease between Highwoods Realty Limited Partnership and Incara Pharmaceuticals Corporation, dated January 25, 2001	10-Q	12/31/00	10.57
10.58	*	Subscription, Joint Development and Operating Agreement dated January 19, 2001 among Elan Corporation, plc, Elan Pharma International Ltd., Elan International Services, Ltd., Incara Pharmaceuticals Corporation and Incara Development, Ltd.	10-Q	12/31/00	10.58
10.59	*	License Agreement dated January 19, 2001 between Incara Pharmaceuticals Corporation and Incara Development, Ltd.	10-Q	12/31/00	10.59
10.60	*	License Agreement dated January 19, 2001 between Elan Corporation, plc, Elan Pharma International Ltd. and Incara Development, Ltd.	10-Q	12/31/00	10.60
10.61		Convertible Promissory Note dated December 21, 2000 issued by Incara Pharmaceuticals Corporation to Elan Pharma International Ltd.	10-Q	12/31/00	10.61
10.62		Registration Rights Agreement dated December 21, 2000 among Incara Pharmaceuticals Corporation, Elan International Services, Ltd. and Elan Pharma International Ltd.	10-Q	12/31/00	10.62
10.63		Incara Pharmaceuticals Corporation 1994 Stock Option Plan, as amended	S-8	08/22/02	10.63
10.64		Agreement and Amendment, effective as of January 22, 2001, by and among Incara Pharmaceuticals Corporation, Elan International Services, Ltd. and Elan Pharma International Limited	10-Q	03/31/01	10.64
10.65		Second Agreement and Amendment, effective as of January 22, 2001, by and among Incara Pharmaceuticals Corporation, Elan International Services, Ltd. and Elan Pharma International Limited	10-Q	03/31/01	10.65
10.66		Third Agreement and Amendment, effective as of January 22, 2001, by and among Incara Pharmaceuticals Corporation, Elan International Services, Ltd. and Elan Pharma International Limited	8-K	06/01/01	10.66

10.71		Amendment No. 5, effective June 30, 2001, to Sponsored Research Agreement between the University of North Carolina at Chapel Hill and Incara, Inc.	10-Q	06/30/01	10.71
10.72		Amendment 5, effective as of July 1, 2001, to Sponsored Research Agreement between National Jewish Medical and Research Center and Aeolus Pharmaceuticals, Inc.	10-Q	06/30/01	10.72
10.73		Master Loan and Security Agreement between Transamerica Technology Finance Corporation, Incara Pharmaceuticals Corporation, Aeolus Pharmaceuticals, Inc. and Incara, Inc., dated October 31, 2001	10-K	09/30/01	10.73
10.74		Commencement Agreement and Lease Amendment Number One, dated November 1, 2001, to Office Lease between Highwoods Realty Limited Partnership and Incara Pharmaceuticals Corporation	10-K	09/30/01	10.74
10.75		Agreement and Fourth Amendment, effective February 13, 2002, by and among Incara Pharmaceuticals Corporation, Elan International Services, Ltd., Elan Pharma International Limited and Elan Pharmaceutical Investments III, Ltd.	10-Q	12/31/01	10.75
10.76		Employment Agreement between W. Bennett Love and Incara Pharmaceuticals Corporation, dated April 1, 2002	10-Q	03/31/02	10.76
10.77		Employment Agreement between Richard W. Reichow and Incara Pharmaceuticals Corporation, dated April 2, 2002	10-Q	03/31/02	10.77
10.78		Employment Agreement between David P. Ward and Incara Pharmaceuticals Corporation, dated April 2, 2002	10-Q	03/31/02	10.78
10.79		Employment Agreement between John P. Richert and Incara Pharmaceuticals Corporation, dated April 2, 2002	10-Q	03/31/02	10.79
10.80		Employment Agreement between Mark E. Furth and Incara Pharmaceuticals Corporation, dated May 8, 2002	10-Q	03/31/02	10.80
10.82	*	License Agreement dated June 25, 1998 between Duke University and Aeolus Pharmaceuticals, Inc.	10-Q	03/31/02	10.82
10.83	*	License Agreement dated May 7, 2002 between Duke University and Aeolus Pharmaceuticals, Inc.	10-Q	03/31/02	10.83
10.84	*	Securities Purchase Agreement dated as of May 15, 2002, among Incara Pharmaceuticals Corporation, Aeolus Pharmaceuticals, Inc., Elan Pharma International Limited and Elan International Services, Ltd.	8-K	07/03/02	10.84
10.85	*	Development and Option Agreement dated May 15, 2002, among Elan Pharma International Limited, Incara Pharmaceuticals Corporation and Aeolus Pharmaceuticals, Inc.	8-K	07/03/02	10.85
10.86		Amended and Restated Registration Rights Agreement dated as of May 15, 2002, among Incara Pharmaceuticals Corporation, Elan International Services, Ltd. and Elan Pharma International Limited	8-K	07/03/02	10.86
10.87		Amendment No. 1 to License Agreement dated May 14, 2002, between Aeolus Pharmaceuticals, Inc. and Duke University (amending License Agreement dated July 21, 1995)	8-K	07/03/02	10.87
10.88		Amendment No. 1 to License Agreement dated May 14, 2002, between Aeolus Pharmaceuticals, Inc. and Duke University (amending License Agreement dated June 25, 1998)	8-K	07/03/02	10.88
10.89		Amendment No. 1 to License Agreement dated May 14, 2002, between Aeolus Pharmaceuticals, Inc. and National Jewish Medical and Research Center (amending License Agreement dated November 17, 2000)	8-K	07/03/02	10.89

10.90		Amendment No. 7, effective June 30, 2002 to Sponsored Research Agreement between the University of North Carolina at Chapel Hill and Incara, Inc.	10-Q	06/30/02	10.90
10.91	*	Asset Purchase Agreement dated October 21, 2002 between Incara, Inc. and Vesta Therapeutics, Inc.	8-K	10/24/02	10.91
10.92		Amendment No. 1 dated October 30, 2002 to Asset Purchase Agreement between Incara, Inc. and Vesta Therapeutics, Inc.	8-K	11/11/02	10.92
10.94		Severance Agreement between Richard E. Gammans, Sr., Ph.D. and Incara Pharmaceuticals Corporation, dated September 29, 2000	10-Q	12/31/02	10.94
10.95		Employment Agreement between Richard E. Gammans, Sr., Ph.D. and Incara Pharmaceuticals Corporation, dated March 7, 2003	10-Q	03/31/03	10.95
10.96		Secured Convertible Promissory Note dated July 11, 2003 issued by Incara Pharmaceuticals Corporation to W. Ruffin Woody, Jr.	10-Q	06/30/03	10.96
10.97		Convertible Secured Promissory Note dated July 28, 2003 issued by Incara, Inc. to Goodnow Capital, Inc.	10-Q	06/30/03	10.97
10.98		Guaranty dated July 28, 2003 issued by Incara Pharmaceuticals Incorporation to Goodnow Capital, Inc.	10-Q	06/30/03	10.98
10.99		Security Agreement dated July 28, 2003 issued by Incara Pharmaceuticals Incorporation to Goodnow Capital, Inc.	10-Q	06/30/03	10.99
10.100		Debenture and Warrant Purchase Agreement dated September 16, 2003 among Incara Pharmaceuticals Corporation, Incara, Inc. and Goodnow Capital, L.L.C.				X	†
10.101		Registration Rights Agreement dated September 16, 2003 among Incara Pharmaceuticals Corporation, Incara, Inc. and Goodnow Capital, L.L.C.				X	†
21.1		Subsidiaries				X	†
23.1		Consent of PricewaterhouseCoopers LLP, Independent Accountants				X	†
23.2		Consent of Wyrick Robbins Yates & Ponton LLP (contained in Exhibit 5.1)				X	†
99.1		Form of Proxy				X

*confidential treatment granted

†previously filed

ITEM 22.    UNDERTAKINGS

The undersigned registrant hereby undertakes as follows:

(a)    (1)    That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

 (2)    That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer of controlling person or the registrant in the successful defense of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Research Triangle Park, State of North Carolina, on this 8th day of October 2003.

INCARA, INC.

By:	/s/ Clayton I. Duncan
Clayton I. Duncan
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ Clayton I. Duncan Clayton I. Duncan	Director, President and Chief Executive Officer (Principal Executive Officer)	October 8, 2003

/s/ Richard W. Reichow Richard W. Reichow	Director, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	October 8, 2003

S-1